SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation of the original in Portuguese)

Centrais Elétricas Brasileiras S.A. - Eletrobras

Independent Auditor's Report on the

Financial Statements in Accordance with Accounting Standards Adopted in Brazil and IFRS at December 31, 2010

Eletrobras-IFRS_DeC10.docx

GUILHERME VALLE / ZAMORA / Rodrigo Noronha

(A free translation of the original in Portuguese)

Independent Auditor's Report

To the Board of Directors and Shareholders

Centrais Elétricas Brasileiras S.A. - Eletrobras

  We have audited the accompanying financial statement of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras"), which comprise the balance sheet as at December 31, 2010 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information

We have also audited the accompanying consolidated financial statements of Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2

Centrais Elétricas Brasileiras S.A. - Eletrobras

Opinion on the parent company financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras  as at December 31, 2010, and its financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras and its subsidiaries as at December 31, 2010, and their financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

Application of the equity method of accounting

As discussed in Note 3 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Centrais Elétricas Brasileiras S.A. - Eletrobras , these practices differ from the IFRS applicable to separate financial statements only regarding the evaluation of the investments in subsidiaries, associates and jointly-controlled companies by the equity method of accounting, while for IFRS purposes, it would be cost or fair value.

Operating continuity of the

distribution subsidiaries

We draw attention to Note 16 to these financial statements, which states that the subsidiaries of the distribution segment have incurred recurring net losses, and that the subsidiaries' current liabilities exceeded their total assets by R$ 554,323 at December 31, 2010. This situation arises doubt about the operating continuity of these companies. No adjustments arising from these uncertainties were included in the financial statements. Our opinion is not qualified in respect of this matter.

Other matters

Statements of value added

We also have audited the parent company and consolidated statements of value added for the year ended December 31, 2010, the presentation of which is required by the Brazilian Corporation Law for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

3

Centrais Elétricas Brasileiras S.A. - Eletrobras

Audit of prior-year information

The audit standards previously in force allowed division of responsibility, therefore, the examination of the financial statements of certain associates was carried out under the responsibility of other independent auditors. In Eletrobras' financial statements, the investments of these associates, evaluated by the equity method of accounting, represent, based on the accounting practices in force at the time, investments of R$ 6,359,637 thousand at December 31, 2009, and the participation in the result amounts to R$ 1,383,048 thousand at the end of the year ended December 31, 2009. The financial statements of Itaipu Binacional, with total assets of R$ 9,865.700 thousand at December 31, 2009, including the consolidated financial information, have also been audited by other independent auditors. Our report, insofar as it refers to the amounts included for these associated companies, was based solely on the reports of these other auditors and had the following emphases paragraphs related to these investments: (a) reimbursement related to the expenditures with pension complementation plan provided by Law No. 4,819/1957 in the associate CTEEP - Companhia de Transmissão de Energia Elétrica Paulista; (b) recognition of the adjustment credits in the Account of Results to Offset ("Conta de Resultados a Compensar - CRC") related to the complementation and supplementation  of the pension of its employees formerly related to autarchy according to judicial decision favorable to the associates CEEE - D - Companhia de Estadual de Distribuição de Energia Elétrica and CEEE - GT - Companhia Estadual de Geração e Distribuição de Energia Elétrica; and (c) normal continuity of the business of the associate EMAE –  Empresa Metropolitana de Águas e Energia.

Audit of the amounts corresponding to the

balance sheet as at January 1, 2009

The audit of the financial statements for the year ended December 31, 2008, whose balance sheet and respective notes are presented for comparison purposes, was carried out under the responsibility of other independent auditors, which issued an unqualified audit report dated March 30, 2009. Our opinion is not qualified in respect of this matter.

As part of our audit of the financial statements for the year ended December 31, 2010, we have also audited the adjustments described in Note 6 that were carried out to change the balance sheet and respective notes at January 1, 2009. In our opinion, these adjustments were correctly carried out. We were not engaged to audit, review or apply any other procedures to the Company's financial statements for 2008 and, therefore, we do not express any opinion or any form of assurance on the financial statements for 2008 taken as a whole.

Rio de Janeiro, May 13, 2011.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Guilherme Naves Valle                                                                  Sérgio Eduardo Zamora

Contador CRC 1MG070614/O-5 "S" RJ                                      Contador CRC 1SP168728/O-4 "S" RJ

4

(A free translation of the original in Portuguese)

Report on the Financial Statements

Fiscal Council

370th Meeting

The Fiscal Council of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the scope of its legal and statutory duties, read the Management's Report and proceeded to the review of the Financial Statements referring to the fiscal year ended on December 31, 2010, comprised by the Balance Sheet, the Statements of Operations, the Statements of Changes in Shareholders' Equity, the Statements of Cash Flows and the Statements of Value Added and the Explanatory Notes to the Financial Statements and its appendixes, accompanied by the Independent Auditors' Report, as well as learned of the proposal on the allocation of the net income of the year.

Considering the monitoring of the Company developed by the Fiscal Council throughout the year, based on the analysis of the documentation presented, on the information disclosed by the Accounting Department - DFC and in the Report of PricewaterhouseCoopers Auditores Independentes, stating that the Financial Statements adequately represent, in all material aspects, the equity and financial position of Centrais Elétricas Brasileiras S.A. - Eletrobras on December 31, 2010, the Fiscal Council of Eletrobras understands that the referred Financial Statements are appropriate to be submitted for deliberation by the Ordinary Shareholders' Meeting of the Company.

It is of the opinion, also, that the proposal of the Management of ELETROBRAS, regarding the allocation of the net income of the fiscal year 2010, is supported by legal and corporate regulations in force.

Rio de Janeiro, May 12, 2011.

ÉDISON FREITAS DE OLIVEIRA Chairman	CHARLES CARVALHO GUEDES Counselor
DANILO DE JESUS VIEIRA FURTADO Fiscal Council member	ANA LUCIA DE PAIVA LORENA FREITAS Fiscal Council member

		PARENT COMPANY			CONSOLIDATED

ASSETS		31/12/2010	31/12/2009	01/01/2009	31/12/2010	31/12/2009	01/01/2009
	NOTE

CURRENT
Cash and cash equivalents	7	5,598,702	5,576,540	2,731,239	9,220,169	8,617,294	5,527,468
Restricted cash		2,058,218	1,341,719	734,386	2,058,218	1,341,719	734,386
Marketable securities	8	5,811,767	6,919,179	6,638,802	6,774,073	7,662,640	7,439,509
Accounts Receivable	9	428,633	84,665	39,531	4,016,006	3,102,079	3,118,394
Financial asset of concession agreements	18	-	-	-	726,507	715,720	522,851
Financial asset - Itaipu	19	413,423	267,408	388,414	997,015	854,656	1,100,155
Financings and loans	10	2,644,139	3,539,436	2,697,114	1,359,269	1,926,193	1,499,420
Fuel Consumption Account - CCC		1,428,256	375,558	573,993	3,041,484	877,833	550,894
Investments Remuneration	11	684,073	567,821	512,397	178,604	78,726	61,951
Taxes recoverable	12	1,370,133	1,081,667	146,107	1,825,905	1,326,933	509,883
Reimbursement Rights	13	-	-	-	324,451	221,519	527,809
Other debtors		173,255	382,315	171,165	478,367	602,731	373,070
Warehouse (storeroom)		607	1,960	1,879	676,609	675,104	595,911
Prepaid expenses		-	-	-	40,418	58,765	45,278
Financial instruments		-	-	-	283,220	227,540	52,640
Other		228,149	121,141	80,882	805,632	511,773	362,944
		20,839,355	20,259,409	14,715,909	32,805,946	28,801,225	23,022,563

NON-CURRENT
LONG TERM ASSETS
Financings and loans	10	22,117,783	25,177,898	39,537,157	8,300,171	9,839,828	13,405,178
Accounts Receivable	9	-	-	-	1,470,216	1,431,080	1,874,062
Marketable securities	8	761,750	682,624	613,374	769,905	687,188	618,473
Stock of Nuclear Fuel	14	-	-	-	799,556	755,434	720,294
Financial asset of concession agreements	18	-	-	-	24,995,626	22,352,102	20,821,244
Financial asset - Itaipu	19	824,574	874,420	2,061,683	15,648,086	16,744,837	24,119,962
Deferred Tax Assets	12	1,835,272	1,892,008	1,348,168	4,338,682	4,493,223	3,450,717
Escrow deposits		562,665	489,890	407,304	1,750,678	1,521,317	991,957
Fuel Consumption Account - CCC		785,327	1,074,402	572,279	1,156,926	1,173,580	572,279
Financial instruments		-	-	-	297,020	228,020	40,050
Other		199,908	141,992	73,517	889,930	766,145	1,012,243
		27,087,279	30,333,234	44,613,482	60,416,796	59,992,755	67,626,458

Advances for corporate shares	15	5,548,884	11,784,618	2,078,679	7,141	4,001	4,027
		32,636,163	42,117,852	46,692,161	60,423,937	59,996,756	67,630,485

INVESTMENTS	16	52,035,980	42,681,197	40,400,426	4,724,647	5,288,107	5,043,144

FIXED ASSETS	17	101,848	30,899	25,494	46,682,498	41,597,605	36,495,658

INTANGIBLE	20
Concession Contracts		-	-	-	932,509	991,879	1,328,055
Other		50,003	51,855	53,706	1,331,463	1,032,804	786,539

		52,187,831	42,763,951	40,479,626	53,671,117	48,910,395	43,653,396
TOTAL ASSETS		105,663,349	105,141,213	101,887,696	146,901,000	137,708,376	134,306,444

5

Centrais Elétricas Brasileiras S.A. - Eletrobras

Balance Sheet at December 31, 2010,

2009 and January 1, 2009

In thousands of reais                                                                                          (A free translation of the orignal in Portuguese)

		PARENT COMPANY			CONSOLIDATED

LIABILITIES AND SHAREHOLDERS' EQUITY		31/12/2010	31/12/2009	01/01/2009	31/12/2010	31/12/2009	01/01/2009
	NOTE

CURRENT
Financings and loans	24	275,908	230,045	192,181	1,868,465	1,115,275	1,135,497
Compulsory loan	25	16,191	12,941	85,205	16,925	13,675	85,946
Suppliers	22	365,965	307,009	230,362	5,165,765	3,079,614	2,504,293
Advances from clients	23	302,100	24,108	15,381	341,462	63,400	53,159
Taxes and social contributions	27	76,680	15,967	91,608	1,102,672	963,365	810,536
Fuel Consumption Account - CCC	26	2,579,546	923,535	649,341	2,579,546	923,535	667,626
Shareholders' remuneration	29	3,340,024	3,155,767	1,656,386	3,424,520	3,214,450	1,687,448
National Treasury Credits	30	92,770	76,036	72,236	92,770	76,036	72,236
Estimated liabilities		28,983	9,448	67,835	772,071	672,214	600,661
Reimbursement Obligations		759,214	857,001	479,868	759,214	857,001	479,868
Complementary pension plans	31	-	-	-	330,828	351,149	510,197
Provisions for contingencies	32	-	-	-	257,580	252,708	303,452
Regulatory fees	28	-	-	-	584,240	589,433	695,247
Leasing		-	-	-	120,485	108,827	106,435
Financial instruments		-	-	-	237,209	40,050	296,134
Other		65,484	82,577	78,910	715,759	949,113	652,417
		7,902,865	5,694,434	3,619,313	18,369,510	13,269,844	10,661,151

NON-CURRENT

Financings and loans	24	13,429,818	12,528,895	11,159,700	31,269,971	28,392,542	26,910,231
National Treasury Credits	30	250,485	311,306	403,429	250,485	311,306	403,429
Compulsory loan	25	141,425	127,358	129,866	141,425	127,358	129,866
Taxes and social contributions	27	-	70,266	1,189,202	1,217,649	1,273,890	2,472,172
Shareholders' remuneration	29	5,601,077	7,697,579	-	5,601,077	7,697,579	-
Provision for decommission	33	-	-	-	375,968	323,326	266,168
Advances from clients	23	-	-	-	928,653	978,980	1,018,488
Fuel Consumption Account - CCC	26	785,327	908,832	572,279	1,876,598	1,344,380	1,413,039
Provisions for contingencies	32	1,290,567	1,317,575	1,416,818	3,901,289	3,528,917	3,769,666
Complementary pension plans	31	30,617	101,472	-	2,066,702	1,992,012	2,179,845
Provision for unfunded liabilities on subsidiaries		201,827	2,213,120	1,874,562	-	-	-
Leasing		-	-	-	1,694,547	1,639,448	1,685,071
Concessions payable	34	-	-	-	834,215	761,131	656,249
Advances for future capital increase	35	5,173,856	4,712,825	4,287,353	5,173,856	4,712,825	4,287,353
Financial instruments		-	-	-	303,331	228,020	40,050
Other		551,371	211,044	46,784	2,365,315	1,747,768	1,103,761
		27,456,370	30,200,272	21,079,993	58,001,081	55,059,482	46,335,387

SHAREHOLDERS' EQUITY	37
Capital Stock		26,156,567	26,156,567	26,156,567	26,156,567	26,156,567	26,156,567
Capital reserves		26,048,342	26,048,342	26,048,342	26,048,342	26,048,342	26,048,342
Profit reserves		16,804,851	19,009,668	28,900,908	16,804,851	19,009,668	28,900,908
Retained earnings		-	(3,345,744)	(4,086,684)	-	(3,345,744)	(4,086,684)
Asset valuation adjustment		163,335	179,427	196,906	163,335	179,427	196,906
Additional Proposed Dividend		753,201	370,755	257,836	753,201	370,755	257,836
Other comprehensive income		377,818	827,491	(285,485)	377,818	827,491	(285,485)
Non-controlling shareholders’ interest.		-	-	-	226,296	132,543	121,516
		70,304,114	69,246,506	77,188,390	70,530,410	69,379,050	77,309,906

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		105,663,349	105,141,212	101,887,696	146,901,001	137,708,376	134,306,444

	NOTE	PARENT COMPANY		CONSOLIDATED
		31/12/2010	31/12/2009	31/12/2010	31/12/2009
NET OPERATING REVENUE	39	4,085,083	4,665,986	27,419,157	24,711,937

OPERATING EXPENSES

Goods, Supplies and Services	40	472,332	434,499	7,370,713	6,486,218
Profit sharing for employees and management		35,031	27,000	296,270	284,534
Electricity Purchased for Reselling	41	1,960,532	1,599,732	4,315,084	3,581,396
Fuel for electricity production		-	-	743,761	756,285
Use of the Grid		-	-	1,353,839	1,263,408
Remuneration and indemnification		-	-	1,087,341	1,188,032
Depreciation and amortization		7,210	6,075	1,592,476	1,624,246
Construction		-	-	2,953,484	1,723,960
Operating provisions	42	730,269	1,334,691	1,529,549	2,140,406
Itaipu's income to offset		-	-	441,057	669,675
Donations and contributions		191,774	183,045	261,006	237,978
Other		68,118	65,342	1,063,205	704,449
		3,465,266	3,650,384	23,007,785	20,660,585
OPERATING INCOME BEFORE THE FINANCIAL RESULT
		619,817	1,015,602	4,411,372	4,051,351

FINANCIAL RESULT

Financial revenue
Revenues from Interest, Commissions and Fees		2,157,684	3,884,310	781,872	1,035,487
Revenue from financial investments		1,261,856	1,147,357	1,537,435	1,464,782
Arrears surcharge on electricity		24,829	518	393,987	228,145
Monetary restatement		717,912	175,509	616,141	356,023
Other financial revenues		60,377	106,407	44,857	736,766

Financial expenses
Debt charges		(656,096)	(643,592)	(1,675,821)	(1,758,473)
Leasing charges		-	-	(332,449)	(213,470)
Charges on shareholders' resources		(1,263,501)	(1,422,982)	(1,298,647)	(1,468,713)
Exchange rate variations		(469,677)	(4,618,216)	(431,497)	(4,018,643)
		1,833,384	(1,370,689)	(364,123)	(3,638,097)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION
		2,453,201	(355,087)	4,047,249	413,255

Income Tax		(149,381)	932,493	(1,074,606)	635,875
Social contribution on the net income		(55,907)	334,061	(419,659)	201,010

NET INCOME OF THE YEAR		2,247,913	911,467	2,552,985	1,250,140

ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS		2,247,913	911,467	2,247,913	911,467
ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDERS		-	-	305,072	338,673

NET INCOME PER SHARE	38	R$1.99	R$0.80	R$2.25	R$1.10

1 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Balance Sheet at December 31, 2010,

2009 and January 1, 2009

In thousands of reais                                                                                                                                                                  (continued)

				PROFIT RESERVES
	CAPITAL STOCK	CAPITAL RESERVES	REVALUATION RESERVES	LEGAL	STATUTORY	UNDISTRIBUTED DIVIDENDS	PROFIT RETENTION	ADDITIONAL DIVIDENDS	ASSET VALUATION ADJUSTMENTS REFLEX	ACCUMULATED LOSSES	AFAC	OTHER COMPREHENSIVE INCOME	SHAREHOLDERS' EQUITY PARENT COMPANY	SHAREHOLDERS' EQUITY NON-CONTROLLING	SHAREHOLDERS' EQUITY CONSOLIDATED

BALANCE ON 01/01/2009 BEFORE ADOPTING THE NEW PRACTICES ADOPTION OF THE NEW PRACTICES	26,156,567	26,048,342	196,906	2,037,862	17,038,712	9,336,858	487,476	-	28,285	-	4,287,353	-	85,618,361	-	85,618,361
Effects of adopting the new practices			(196,906)						168,621	(4,086,684)	(4,287,353)	(285,485)	(8,687,807)	121,516	(7,513,070)
Additional dividends								257,836					257,836
On January 1st, 2009 (restated)	26,156,567	26,048,342	-	2,037,862	17,038,712	9,336,858	487,476	257,836	196,906	(4,086,684)	-	(285,485)	77,188,390	121,516	77,309,905
Additional dividends								(257,836)					(257,836)		(257,836)
Treasury stock					(879)								(879)		(879)
Accumulated translation adjustments												(29,790)	(29,790)		(29,790)
Other post-employment benefits												5,914	5,914		5,914
Fair value of financial instruments available for sale												206,662	206,662		206,662
Deferred taxes on other comprehensive income												(72,276)	(72,276)		(72,276)
Other comprehensive income reflex												1,002,466	1,002,466		1,002,466
Financial charges - Decree 2,673/98						926,581							926,581		926,581
Reversal for payment						(10,263,439)							(10,263,439)		(10,263,439)
Realization of the Revaluation Reserve									(17,479)	17,479			-		-
Reversal of reserves					(74,554)		(487,476)			562,030			-		-
Net income of the year										911,467			911,467	338,673	1,250,140
Allocation of income:													-		-
Constitution of reserves				8,526						(8,526)			-		-
Shareholders' remuneration										(741,509)			(741,509)	(327,646)	(1,069,155)
Approval of additional dividend by the OSM								370,755					370,755		370,755
On December 31st, 2009 (restated)	26,156,567	26,048,342	-	2,046,388	16,963,279	-	-	370,755	179,427	(3,345,743)	-	827,491	69,246,506	132,543	69,379,049
Additional dividends								(370,755)					(370,755)		(370,755)
Accumulated translation adjustments												(4,453)	(4,453)		(4,453)
Other post-employment benefits												36,498	36,498		36,498
Fair value of financial instruments available for sale												104,740	104,740		104,740
Deferred taxes on other comprehensive income												(48,021)	(48,021)		(48,021)
Other comprehensive income reflex												(538,438)	(538,438)		(538,438)
Asset valuation adjustment									(16,092)				(16,092)		(16,092)
Realization of the Revaluation Reserve										16,092			16,092		16,092
Reversal of reserves					(2,205,694)					2,205,694			-		-
Net income of the year										2,247,913			2,247,913	305,072	2,552,985
Allocation of income:													-		-
Shareholders' remuneration										(1,123,956)			(1,123,956)	(211,319)	(1,335,275)
Approval of additional dividend by the OSM								753,201					753,201		753,201
On December 31st, 2010	26,156,567	26,048,342	-	2,046,388	14,758,464	-	-	753,201	163,335	0	-	377,818	70,304,113	226,296	70,530,410
															-

	-	-		(1)	1	-	-			0
									-			(0)	(1)	(0)	(0)

The accompanying notes are an integral part of these financial statements.

2 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Statement of Operations for the

Years Ended December 31, 2010 and 2009

In thousands of reais                                                                                          (A free translation of the orignal in Portuguese)

	Parent Company		Consolidated

Interest on the comprehensive income of subsidiaries	Year ended on		Year ended on
	December 31st,		December 31st,

	2010	2009	2010	2009

Net income of the year	2,247,913	911,467	2,552,985	1,250,140

Other comprehensive income components
Accumulated translation adjustments	(4,453)	(29,790)	(4,520)	(30,059)
Actuarial gains and losses adjustments	24,089	3,903	(345,034)	243,385
Fair value of financial instruments available for sale	69,128	136,397	(50,143)	440,775
Cash flow hedge adjustment	-	-	8,489	(13,540)
Interest on the comprehensive income of subsidiaries	(482,470)	530,051	-	-
Interest on the comprehensive income of associated companies and jointly controlled entities	(55,968)	472,416	(58,466)	472,416

Other components of the comprehensive income of the year	(449,674)	1,112,977	(449,674)	1,112,977

Total comprehensive income of the year	1,798,239	2,024,445	2,103,311	2,363,117

Attributable
Shareholders of the Company			1,798,239	2,024,445
Interest of non-controlling			305,072	338,673

			2,103,311	2,363,117

	Parent Company		CONSOLIDATED
	31/12/2010	31/12/2009	31/12/2010	31/12/2009

OPERATIONAL ACTIVITIES

Income before Income Tax and Social Contribution	2,453,201	(355,087)	4,047,250	413,255

Adjustments to reconcile income to the cash generated by operations:
Depreciation and amortization	7,210	6,075	1,592,476	1,624,246
Net monetary/exchange rate variations	(275,152)	4,442,707	(387,617)	3,662,620
Financial charges	327,171	(1,927,925)	5,057,509	1,971,943
Return rates updating - Transmission	-	-	(501,058)	(535,842)
Construction revenue	-	-	(636,818)	(440,915)
Equity	(2,109,056)	(3,694,296)	(601,165)	(1,571,031)
Resale Itaipu	(215,989)	548,554	548,554	1,335,177
Provision for unfunded liability	148,167	(74,859)	148,167	(74,859)
Provision for deferred taxes	-	-	828	(2,999)
Provision for doubtful accounts	17,559	1,246,741	463,201	772,214
Provisions for contingencies	(27,008)	(99,242)	460,628	96,752
Provision for impairment	-	-	82,402	(412,956)
Provision for post-employment benefits	(70,855)	68,623	(43,645)	942,772
Charges of Global Reversion Reserve	328,925	310,998	395,756	380,439
Present value adjustment - actuarial evaluation	(36,532)	-	(17,931)	31,485
Present value adjustment - leasing	-	-	332,449	213,470
Minority interest on income	-	-	(305,072)	(338,673)
Charges on shareholders' resources	1,263,501	1,422,982	1,298,647	1,468,710
Itaipu's income to offset	-	-	441,057	669,675
Gain/Loss in the sale of assets	-	-	(49,286)	203,918
Financial Instruments - Derivatives	-	-	(46,599)	(430,984)
Other	876,416	147,799	337,903	(417,427)
	234,358	2,398,156	8,570,385	9,147,735

(Increase)/decrease in operational assets
Restricted cash	(716,499)	(607,333)	(716,499)	(607,333)
Consumers and resellers	(319,323)	98,382	(889,281)	16,315
Marketable securities	1,107,412	(280,377)	888,568	(223,131)
Fuel Consumption Account - CCC	(1,052,698)	198,435	(2,163,651)	(326,939)
Taxes recoverable	426,416	215,205	215,910	840,102
Reimbursement Rights	-	238,528	(102,932)	306,290
Other debtors	209,060	(211,150)	124,364	(229,661)
Warehouse (storeroom)	1,353	-	(1,505)	(79,193)
Prepaid expenses	-	-	18,347	(13,487)
Financial instruments	-	-	(55,680)	(174,900)
Financial asset of concession agreements	-	-	(10,787)	(192,869)
Financial asset - Itaipu	(146,015)	-	(142,359)	245,499
Other	(205,547)	(54,718)	(392,399)	241,806
	(695,841)	(403,028)	(3,227,904)	(197,502)
(Increase)/decrease in operational assets
Compulsory loan	3,250	(72,264)	3,250	(72,271)
Suppliers	58,956	(166,164)	2,086,151	575,321
Advances from clients	277,992	8,727	278,062	10,241
Taxes and social contributions	114,729	-	193,323	(898,824)
Fuel Consumption Account - CCC	1,656,011	274,194	1,656,011	274,194
Concessions payable	-	-	247,786	5,314
Leasing	-	-	11,658	108,827
Estimated liabilities	19,535	(58,387)	99,857	71,553
Reimbursement Obligations	(97,787)	340,701	(97,787)	377,133
Research and development	-	-	-	-
Complementary pension plans	-	-	-	-
Regulatory fees	-	-	(5,194)	589,433
Financial instruments	-	-	197,159	40,049
Other	(17,235)	46,487	(481,282)	943,797
	2,015,451	373,294	4,188,994	2,024,767

Cash from operational activities	4,007,169	2,013,336	13,578,725	11,388,255

Payment of financial charges	(319,609)	(78,062)	(1,453,344)	(1,104,469)
Payment of Charges of Global Reversion Reserve	(864,871)	(741,256)	(864,871)	(788,445)
Receipt of financial charges	1,741,418	542,569	468,975	574,508
Payment of income tax and social contribution	(292,857)	(450,649)	(890,205)	(906,786)
Judicial Deposits	(51,956)	(1,232)	(146,131)	(354,036)

Cash from operational activities	4,219,294	1,284,705	10,693,149	8,809,027

FINANCING ACTIVITIES

Long-term loans and financings	866,811	2,241,945	3,829,260	1,672,331
Payment of loans and financings - principal	(287,820)	(221,247)	(1,202,294)	(1,145,379)
Payment of shareholders' remuneration	(3,118,071)	(1,102,644)	(3,143,565)	(1,390,796)
Payment of refinancing of taxes and contributions - principal	-	-	(92,115)	(97,480)
Advances for future capital increase - AFAC	-	-	-	-
Compulsory loan and Global Reversion Reserve	1,049,035	896,445	1,049,035	896,445
Other	-	(231,860)	(346,433)	(1,416,057)

Net cash from financing activities	(1,490,045)	1,582,639	93,888	(1,480,936)

INVESTMENT ACTIVITIES

Granting of loans and financings	(2,338,198)	(2,125,820)	(142,291)	(216,056)
Granting of loans and financings	3,912,725	1,846,586	(486,933)	1,064,842
Renegotiated electricity credits received	-	-	342,745	563,460
Acquisition of property, plant and equipment	(74,566)	(83,320)	(6,256,197)	(5,262,299)
Acquisition of property, plant and equipment	-	-	(359,219)	(290,736)
Acquisition of financial asset - Transmission/Distribution	-	-	(266,146)	737,675
Acquisition/contribution of capital in equity interest	(67,241)	(523,681)	(628,455)	(1,018,951)
Granting of advance for future capital increase	(5,596,121)	(595,274)	(3,095,671)	0
Receipts of investment remuneration on equity investments	1,456,313	1,459,495	600,869	731,216
Other	-	(30)	107,136	(547,417)

Net cash from investing activities	(2,707,087)	(22,044)	(10,184,162)	(4,238,265)

Increase (decrease) on cash and cash equivalents	22,162	2,845,301	602,875	3,089,826

Cash and cash equivalents on the in the beginning of the year	5,576,540	2,731,239	8,617,294	5,527,468
Cash and cash equivalents on the in the beginning of the year	5,598,702	5,576,540	9,220,169	8,617,294
	22,162	2,845,301	602,875	3,089,826

The accompanying notes are an integral part of these financial statements.

3 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Statement of Changes in Shareholders' Equity

In thousands of reais                                                                                                                      (A free translation of the orignal in Portuguese)

	PARENT COMPANY		CONSOLIDATED

	2010	2009	2010	2009

1 - REVENUES (EXPENSES)
Sale of merchandise, products and services	2,040,641	1,014,849	29,814,652	25,831,183
Non operational	-	-	1,200,655	1,206,391
	2,040,641	1,014,849	31,015,307	27,037,574

2 - INPUTS ACQUIRED FROM THIRD PARTIES
Supplies, services and other	(182,675)	(162,934)	(9,424,391)	(7,569,873)
Sector charges	-	-	(1,514,504)	(1,317,463)
Electricity Purchased for Reselling	(1,960,532)	(1,599,732)	(4,315,084)	(3,581,396)
Fuel for electricity production	-	-	(743,761)	(756,285)
	(2,143,207)	(1,762,666)	(15,997,740)	(13,225,017)

3 - GROSS VALUE ADDED	(102,566)	(747,817)	15,017,566	13,812,557

4 - WITHHOLDINGS
Operating provisions	(730,269)	(1,334,691)	(1,529,549)	(2,140,406)
Depreciation, amortization and exhaustion	(7,210)	(6,075)	(1,592,476)	(1,624,246)
	(737,479)	(1,340,766)	(3,122,025)	(3,764,652)

5 - NET VALUE ADDED PRODUCED BY THE ENTITY	(840,045)	(2,088,583)	11,895,541	10,047,905

6 - VALUE ADDED RECEIVED BY TRANSFER
Equity interest	2,177,646	3,694,296	669,755	1,571,031
Financial revenue	4,222,658	5,314,101	3,374,291	3,821,202
	6,400,304	9,008,397	4,044,046	5,392,233

7 - TOTAL VALUE ADDED DISTRIBUTABLE	5,560,259	6,919,814	15,939,587	15,440,138

DISTRIBUTION OF VALUE ADDED

PERSONNEL
Personnel, charges and fees	322,091	277,482	4,877,556	4,251,184
Employee's profit sharing	35,031	27,000	296,270	284,534
Retirement and pension plans	35,684	59,425	(32,309)	214,682
	392,806	363,907	5,141,517	4,750,400

TAXES
Taxes, fees and contributions	338,492	(1,223,395)	4,245,666	1,742,321
	338,492	(1,223,395)	4,245,666	1,742,321
THIRD PARTIES
Financial charges and rental	2,389,274	6,684,790	3,738,414	7,459,299
Donations and contributions	191,774	183,045	261,006	237,978
	2,581,048	6,867,835	3,999,420	7,697,277
SHAREHOLDERS
Dividends and interest on capital	370,755	370,755	370,755	370,755
Non-controlling shareholders’ interest.	-	-	305,072	338,673
Retained earnings	1,877,158	540,712	1,877,158	540,712
	2,247,913	911,467	2,552,985	1,250,140

	5,560,259	6,919,814	15,939,587	15,440,138

The accompanying notes are an integral part of these financial statements.

4 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Statement of Comprehensive Income

In thousands of reais                                                                                                                       (A free translation of the orignal in Portuguese)

1              General Information

Centrais Elétricas Brasileiras S.A. ("Eletrobras" or "Company") is a corporation headquartered in Brasília - DF - Setor Comercial Norte, Quadra 4, Bloco B, 100, sala 203 - Asa Norte, registered at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and at the Securities and Exchange Commission - SEC, with shares traded in the stock exchanges in São Paulo (BOVESPA) - Brazil, Madrid (LATIBEX) - Spain and New York (NYSE) - United States of America. Its business purpose is studying, projecting, building and operating generating power plants, electric power transmission and distribution lines, as well as operating trading transactions arising from these activities. Its purpose is also granting funding, providing guarantees, in the Country and abroad, to electric energy public service companies under its control and on behalf of technical-scientific research entities; promoting and supporting research in the electric energy sector, especially the ones linked to generation, transmission and distribution activities, as well as performing studies of exploitation of watersheds for multiple purposes; contributing to the education of technical personnel required by the Brazilian electric energy sector, as well as preparing qualified workers, through specialized courses, it may also provide aid to schools in the Country or scholarships abroad and signing agreements with entities contributing to the training of specialized technical personnel; collaborate, technically and administratively, with companies in which it has a shareholding interest and with the Ministry of Mines and Energy.

The Company operates as a holding, generating investments in shareholding interests, holding direct equity control in seven electric energy generation and/or transmission companies (Furnas Centrais Elétricas S.A. - FURNAS, Centrais Elétricas do Norte do Brasil S.A. - ELETRONORTE, Amazonas Energia - AME, Companhia Hidroelétrica do São Francisco - CHESF, Centrais Elétricas S.A. - ELETROSUL, Eletrobras Termonuclear S.A. - ELETRONUCLEAR, and Companhia de Geração Térmica de Energia Elétrica - CGTEE) and in four electric energy distributing companies Companhia de Eletricidade do Acre - Eletroacre, Centrais Elétricas de Rondônia - Ceron, Companhia Energética de Alagoas - Ceal and Companhia Energética do Piauí - Cepisa

The Company is the parent company, also, of Eletrobrás Participações S.A. - Eletropar and, in a joint control regime, of Itaipu Binacional - Itaipú, in the terms of the International Treaty signed by the governments of Brazil and Paraguay, Inambari Geração de Energia S.A. and Centrales Hidroelectricas de Centroamerica S.A. (CHC).

The Company indirectly controls the company Boa Vista Energia, a full subsidiary of Eletronorte, which operates in electricity generation and distribution in the State of Roraima and RS Energia and SC Energia, controlled by Eletrosul.

The Company also has a minority interest in companies in the segments of electricity generation, transmission and distribution, directly and indirectly, through its subsidiaries. (Note 16)

Eletrobras is authorized, directly or through its subsidiaries and controlled companies, to associate, with or without payment, to constitute business consortiums in companies, with or without controlling power, abroad, directly or indirectly destined to explore electricity production or transmission.

The accompanying notes are an integral part of these financial statements.

5 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Statement of Cash Flows

For the Years Ended December 31, 2010 and 2009

In thousands of reais                                                                                          (A free translation of the orignal in Portuguese)

The Company is also responsible for the management of sector resources, represented by Global Reversion Reserve - RGR, Energy Development Account - CDE, Use of Public Property - UBP and Fuel Consumption Account - CCC. These funds finance Federal Government programs universalizing the access to electricity, lighting efficiency, encouraging alternative sources of electricity, electricity conservation/saving and acquisition of fossil fuels used in isolated electricity generation systems, whose financial statements do not affect the results of the Company (except for administration fee in certain Funds).

Issuance of the Financial Statements of the Company was authorized by the Board of Directors of the Company on May 12th, 2011.

2             Concessions of Electricity Public Service (Unaudited)

The Company, through its subsidiaries, holds several concessions of electricity public service, whose details, installed capacity and maturity dates are listed below:

I              Electricity Generation

		Installed
		Capacity	Maturity
Concessions/Permissions	Location	(MW)	Year

UHE (Hydroelectric Plant) Paulo Afonso I	BA	180.00	2015
UHE Paulo Afonso II	BA	443.00	2015
UHE Paulo Afonso III	BA	794.20	2015
UHE Paulo Afonso IV	BA	2,462.40	2015
UHE Apolônio Sales (Moxotó)	BA	400.00	2015
UHE Luiz Gonzaga (Itaparica)	BA	1,479.60	2015
UHE Xingó	AL / SE	3.162.00	2015
UHE Piloto	PE	2.00	2015
UHE Araras	CE	4.00	2015
UHE Funil	BA	30.00	2015
UHE Pedra	BA	20.01	2015
UHE Boa Esperança (Castelo Branco)	PI	237.30	2015
UHE Sobradinho	BA / PE	1,050.30	2022
UHE Curemas	PA	3.52	2024
UTE (Thermoelectric Power Plant) Camaçari	BA	346.80	2027
UHE Belo Monte	PA	11,233.10	2045
EOL São Pedro do Lago	BA	28.80	2046
EOL Pedra Branca	BA	28.80	2046
EOL Sete Gameleiras	BA	28.80	2046
UHE - Tucuruí	PA	8,370.00	2024
UHE - Curuá-Una	PA	30.30	2028
UHE - Samuel	RO	216.75	2029
UHE - Coaracy Nunes	AP	76.95	2015
UTE - Rio Madeira	RO	119.35	Undetermined
UTE - Rio Acre	AC	45.49	Undetermined
UTE - Rio Branco I	AC	18.65	Undetermined
UTE - Rio Branco II	AC	31.80	Undetermined
UTE - Santana	AP	60.00	Undetermined
UTE - Electron	AM	120.00	Undetermined
UTE - Senador Arnon Afonso Farias	RR	85.99	Undetermined
UHE Dardanelos	MT	261.00	2042
UTE Serra do Navio	SE	23.30	2037
UTE PCH Capivara	SE	29.80	2037
Parque Eólico Miassaba 3	RN	50.40	2045
Parque Eólico Rei dos Ventos 3	RN	48.60	2045
UHE Passo São João	RS	77.00	2041
UHE Mauá	PR	361.00	2042
UHE São Domingos	MS	48.00	2037
PCH (Small Hydroelectric Plant) Barra do Rio Chapéu	SC	15.00	2035
PCH João Borges	SC	19.00	2035
EOI Coxilha Negra V	RS	30.00	2045
EOI Coxilha Negra VI	RS	30.00	2045
EOI Coxilha Negra VII	RS	30.00	2045
UHE Jirau	RO	3,300.00	2043
UTE Presidente Médici - Candiota	RS	446.00	2015
UTE São Jerônimo	RS	20.00	2015
UTE Nutepa	RS	24.00	2015
UTE Candiota (Phase C)	RS	350.00	2041
UHE Balbina	AM	277.50	2027
UHE Aparecida	AM	251.50	2015
UHE Aparecida	AM	251.50	2015
UTE Mauá	AM	711.40	2015
UHE Mauá	AM	711.40	2015
UTE Mauá	AM	711.40	2015
UTE Mauá	AM	711.40	2015
Other	AM	597.10	2015
UTE FLORES	AM	80.00	2015
UTE Cidade Nova	AM	20.00	2015
UTE Iranduba	AM	50.00	2015
UTE Distrito	AM	40.00	2015
UTE São Jorge	AM	50.00	2015
UHE Furnas	MG	1,216.00	2015
UHE Luiz Carlos Barreto de Carvalho	SP / MG	1,050.00	2015
UHE Marimbondo	SP / MG	1,440.00	2017
UHE Porto Colômbia	SP / MG	320.00	2017
UHE Mascarenhas de Moraes	MG	476.00	2023
UHE Funil	MG	216.00	2015
UHE Itumbiara	MG / GO	2,082.00	2020
UHE Corumbá I	GO	375.00	2014
UHE Manso	MG	212.00	2035
UHE Serra da Mesa	GO	1,275.00	2011
UTE Santa Cruz	RJ	932.00	2015
UTE Campos (Roberto Silveira)	RJ	30.00	Extension
			granted
UHE Batalha	MG / GO	52.50	2041
UHE Simplício/Anta	RJ / MG	333.70	2041
UHE Peixe Angical	TO	452.00	2036
UHE Baguari	MG	140.00	2041
UHE Foz do Chapecó	RS	855.00	2036
UHE Serra do Facão	GO	212.58	2036
UHE Retiro Baixo	MG	82.00	2041
UTN (Thermonuclear Power Plant) Angra I	RJ	640.00	Undetermined
UTN Angra II	RJ	1,350.00	Undetermined
UTN Angra III	RJ	1,405.00	Undetermined
UHE Santo Antônio	RO	3,150.10	2043

The accompanying notes are an integral part of these financial statements.

6 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Statement of Value Added

For the Years Ended December 31, 2010 and 2009

In thousands of reais                                                                                          (A free translation of the orignal in Portuguese)

Electricity generation considers the following assumptions:

(a)          existence of periods, either throughout the day, or annually, in which there is higher or lower demand for electric power in the system for which the power plant, or generation system, was scaled;

(b)          existence, as well, of periods in which machines are removed from operation for maintenance, either preventive or corrective; and

(c)           water availability in the river where it is located.

Electric power production at the plants is the responsibility of the Electric Power Operation Planning and Programming, with spans and details ranging from annual to hourly through daily, currently prepared by ONS - the National Electric System Operation, which establishes the volumes and sources of generation required to meet the country's demand in an optimized manner, based on the water basins availability and machinery in operation, as well as generation costs and feasibility of transmission of this power through the interconnected system.

II            Electric Power Transmission

			Maturity
		Extension	year of the
	Location	(km)	concession

LT 230 kV - SE São Luís II / São Luís III	MA		2038
LT 230 kV - SE Ribeiro Gonçalves / SE Balsas			2039
LT 500 kV - LT Presidente Dutra - São Luís II / SE Miranda II	MA		2039
LT 500 kV - LT Jorge Teixeira - Lechuga, Double circuit	AM		2040
Transmission Lines Coxipó-Cuiabá-Rondonópolis (MT),
and Disconnector Cuiabá in 230 Kv	MT	193	2034
Transmission Lines Colinas, Miracema, Gurupi, Peixe Nova
da Serra 2 (TO/GO) in 500 kV	TO/GO	695	2036
Transmission Lines Jauru-Juba-C2 (MT) and Maggi -
Nova Mutum (MT), both in 230 kV, SE Juba and SE
Maggi 30/138 kV	MT	402	2008
Transmission Lines Oriximiná - Itacoatiara -Cariri (PA/AM),
in 500kV, SE Itacoatiara and SE Cariri	PA/AM	586	2038
Collecting LT Porto Velho (RO) - Araraquara (SP), 600kv	RO/SP	2375	2039
Converter Station 01 CA/CC 600/±500 kV Porto Velho(RO)
and Inverting Station 01 CA/CC,600/±500 kV CC/500 kV
(Araraquara-SP)	RO/SP		2039
LT Porto Velho - Samuel Ariquemes - Ji-Paraná -Pimenta
Bueno - Vilhena (RO), Jaurú (MT), with 230 kV	RO/MT	987	2039
LT Porto Velho - Abunã (RO) - Rio Branco (AC),230 kV	RO/AC	487	2039
LT Jaurú - Cuiabá (MT), and SE Jaurú, with 500 kV	MT/SE	348	2039
LT 500 kV CA/±600 kV Collecting CC Porto Velho; LT ±600 kV
CC/500 kV CA Substation Araraquara	RR		2039
LT 525 kV Campos Novos/Biguaçu/Blumenau	SC	359	2035
LT 525 kV Itá/Nova Santa Rita	SC, RS	314.8	2015
LT 525 kV Caxias/Itá	RS, SC	256	2015
LT 525 kV Areia/Curitiba I	PR	235.2	2015
LT 525 kV Areia/Bateias	PR	220.3	2015
LT 525 kV Campos Novos/Caxias	SC, RS	203.3	2015
LT 525 kV Itá/Salto Santiago	SC, PR	186.8	2015
LT 525 kV Areia/Campos Novos	PR, SC	176.3	2015
LT 525 kV Areia/Ivaiporã	PR	173.2	2015
LT 525 kV Ivaiporã/Salto Santiago	PR	167	2015
LT 525 kV Blumenau/Curitiba	SC, PR	136.3	2015
LT 525 kV Ivaiporã/Londrina	PR	121.9	2015
Other LT 525 kV		395.4	2015
LT 230 kV Presidente Médice/Santa Cruz 1	RS	237.4	2038
LT 230 kV Dourados/Guaíra	MS, PR	226.5	2015
LT 230 kV Monte Claro/Passo Fundo	RS	211.5	2015
LT 230 kV Anastácio/Dourados	MS	210.9	2015
LT 230 kV Passo Fundo/Nova Prata 2	RS	199.1	2015
LT 230 kV Areia/Ponta Grossa	PR	181.6	2015
LT 230 kV Campo Mourão/Salto Osório 2	PR	181.3	2015
LT 230 kV Campo Mourão/Salto Osório 1	PR	181.2	2015
LT 230 kV Salto Osório/Xanxerê	PR, SC	162	2015
LT 230 kV Areia/Salto Osório 1	PR	160.5	2015
LT 230 kV Areia/Salto Osório 2	PR	160.3	2015
LT 230 kV Londrina/Assis 1	PR, SP	156.6	2015
LT 230 kV Blumenau/Palhoça	SC	133.9	2015
LT 230 kV Biguaçu/Blumenau 2	SC	129.5	2015
LT 230 kV Areia/São Mateus do Sul	PR	129	2015
LT 230 kV Cascavel/Guaíra	PR	126.2	2015
LT 230 kV Lageado Grande/Siderópolis	RS, SC	121.9	2015
LT 230 kV Jorge Lacerda "B"/Palhoça	SC	121.3	2015
LT 230 kV Curitiba/São Mateus do Sul	PR	116.7	2015
LT 230 kV Blumenau/Jorge Lacerda "B"	SC	116.4	2015
LT 230 kV Campo Mourão/Apucarana	PR	114.5	2015
LT 230 kV Assis/Londrina	SP, PR	114.3	2015
LT 230 kV Atlântida 2/Gravataí 3	RS	102	2015
Other LT 230 kV	-	1556	2015
LT 138 kV Jupiá/Mimoso 1	SP, MS	218.7	2015
LT 138 kV Jupiá/Mimoso 3	SP, MS	218.7	2015
LT 138 kV Jupiá/Mimoso 4	SP, MS	218.7	2015
LT 138 kV Jorge Lacerda "A"/Palhoça 1	SC	108.6	2015
LT 138 kV Campo Grande/Mimoso 1	MS	108.3	2015
LT 138 kV Campo Grande/Mimoso 3	MS	108.3	2015
LT 138 kV Campo Grande/Mimoso 4	MS	108.3	2015
LT 138 kV Dourados das Nações/Ivinhema	MS	94.7	2015
Other LT 138 kV		657	2015
LT 132 kV frequency converter Uruguaiana/Paso de Los Libres	RS	12.5	2015
LT 69 kV Salto Osório/Salto Santiago	PR	56.2	2015
LT 345 kV Furnas - Pimenta II	MG	66	2035
LT 500 kV Rio Verde Norte - Trindade ; ; LT 500/230 kV -
1200 MVA Trindade Substation	GO	193	2040
LT 230 kV Trindade - Xavantes	GO	37	2040
LT 230 kV Trindade - Carajás	GO	29	2040
LT Collector Porto Velho - Araraquara 2; LT 500/±600 kV -
3,150 MW, rectifier Station Substation 2 CA/CC and LT
±600/500 kV - 2,950 MW, Inverting Station Substation
02 CC/CA	RO	2375	2038
LT 500 kV Mesquita - Viana 2 ; LT 500/345kV 900 MVA -
Viana 2	MG / ES	248	2040
LT 345 kV Viana 2 - Viana	MG / ES	10	2040
2 LT 138 kV Generating Unit - Interconnected National
System; LT 138 kV, Elevating Substation		33	2035
LT 230 kV Serra da Mesa - Niquelândia; LT 230 kV, Serra
da Mesa Substation	TO	105	2015
LT 230 kV Niquelândia - Barro Alto; LT 230 kV, Niquelândia
Substation and LT 230 kV, Barro Alto Substation	TO	88	2015
LT 230 kV CS Barra dos Coqueiros - Quirinópolis	MS, GO, MT	NA	2039
LT 230 kV CD Chapadão - Jataí Taquari	MS, GO, MT	NA	2039
LT 230 kV CS Palmeiras - Edéia	MS, GO, MT	NA	2039
2 LT 500 kV in the division of LT Campinas - Ibiúna and SE
Itatiba 500/138 kV; LT 500/138 kV, Itatiba Substation and
LT 500 kV, Campinas Substation and SE Ibiúna	SP	1	2039
LT 230 kV Irapé - Araçuaí 2		61	2035
LT 345 kV Montes Claros - Irapé	MG	138	2034
LT 345 kV Itutinga - Juiz de Fora	MG	144	2035
LT 230 kV Milagres/Tauá (CE); LT 230 kV Tauá Substation (CE)	CE	208	2035
LT 230 kV Milagres/Coremas (CE/PB)	CE/PB	120	2035
LT 230 kV Paraíso/Açu II (RN)	RN	135	2037
LT 230 kV Funi/Itapebi (BA)	BA	197.80	2015
LT 230 kV Ibicoara/Brumado (BA); LT 500/230 kV Ibicoara
Substation (PE)	BA / PE	95	2037
LT 230 kV Eunápolis/Teixeira de Freitas II (BA); LT 230/138 kV
Substation Teixeira de Freitas II (BA)	BA	152	2038
LT 230 kV Picos/Tauá (PI/CE)	PI/CE	183.2	2037
LT 230 kV Jardim/Penedo (SE/AL)	SE/AL	110	2038
LT 500/230 kV Substations Suape II(PE); LT 230/69 kV
Suape III (PE)	PE	24	2039
LT 230 kV Pau Ferro/Santa Rita II (PE/PB)	PE/PB	96.7	2039
LT 230 kV Paulo Afonso III/Zebu (AL); LT 230/69 kV
Substations Santa Rita II; LT 230/69 kV Zebu (AL);
LT 230/69 kV Natal III (RN)	AL/PB/RN	6	2039
LT 230 kV Eunápolis/Teixeira de Freitas II (BA)	BA	152	2038
LT 500/230 kV Substation Camaçari IV	BA	80.84	2040

LT 230/69 kV Substation Arapiraca III; LT 230kV Double
Circuit Rio Largo II/Penedo	AL	45	2040
LT 230/69kV Substation Pólo (BA)	BA		2040
LT 230 kV Paraíso/Açu (RN), circuit 3	RN	123	2040
LT 230 kV Açu/Mossoró II (RN), circuit 2	RN	69	2040
LT 230 kV João Câmara / Extremoz II; LT 230 kV Substation
João Câmara (RN); LT 230 kV Substatiion Extremoz II (RN)	RN	82	2040
LT 230 kV Igaporã/Bom Jesus da Lapa II (BA); LT 230 kV
Substation Igaporã (BA)	BA	115	2040
LT 230 kV Sobral III/Acaraú II (CE); LT 230 kV Subestação
Acaraú (CE)	CE	97	2040
83 transmission substations; 15 elevating substations		18.260	2015
LT 500 kV Teresina(PI)/Sobral/Fortaleza(CE)	PI/CE	546	2034
LT 500 kV Colinas/Miracema/ Urupi/ Peixe 2/Serra da
Mesa (TO/GO)	TO/GO	695	2036
LT 500 kV Oriximiná/Itacoatiara CD		375	2038
LT 500 kV Itacoatiara/Cariri (PA/AM); LT 500/138 kV
substations Itacoatiara and LT 500/230 kV Cariri	PA/AM	212	2038
LT +/- 600 kV Collector Porto Velho (RO)/ Araraquara 2 (SP),
01 in CC; LT 500 kV/+/- 600kV - 3,150 MW Rectifying
Station 02 CA/CC; LT , +/- 600 kV/500kV - 2,950 MW Inverting
Station 02 CC/CA,	RO/SP	2.375	2039
LT 230 kV São Luiz II/ São Luiz III (MA); LT 500 kV Substation
Pecém II (CE) and LT 230 kV Aquiraz II (CE)	MA/ CE	96	2040
SE - Campos Novos	SC	2,466.00	2015
SE - Caxias	RS	2,016.00	2015
SE - Gravataí	RS	2,016.00	2015
SE - Nova Santa Rita	RS	2,016.00	2015
SE - Blumenau	SC	1,962.00	2015
SE - Curitiba	PR	1,344.00	2015
SE - Londrina	PR	1,344.00	2015
SE - Santo Ângelo	RS	1,344.00	2015
SE - Biguaçu	SC	300,00	2015
SE - Biguaçu	SC	672,00	2035
SE - Joinville	SC	691,00	2015
SE - Areia	PR	672,00	2015
SE - Itajaí	SC	525,00	2015
SE - Xanxerê	SC	450,00	2015
SE - Jorge Lacerda "A"	SC	399,80	2015
SE - Palhoça	SC	384,00	2015
SE - Siderópolis	SC	364,00	2015
SE - Assis	SP	336,00	2015
SE - Joinville Norte	SC	300,00	2015
SE - Atlântida 2	RS	249,00	2015
SE - Canoinhas	SC	225,00	2015
SE - Dourados	MS	225,00	2015
SE - Caxias 5	RS	215,00	2015
SE - Passo Fundo	RS	168,00	2015
SE - Tapera 2	RS	166,00	2015
SE - Gravataí 3	RS	165,00	2015
SE - Desterro	SC	150,00	2015
SE - Missões	RS	150,00	2039
SE - Anastácio	MS	150,00	2015
SE - Ilhota	SC	100,00	2015
Other substations		404,50	2015
In pre-operating stage

The accompanying notes are an integral part of these financial statements.

7 of 149

(A free translation of the orignal in Portuguese)

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

III          Electric Power Distribution

			Maturity
		Municipalities	year of the
Company	Geographic Region	Served	concession

Distribuição Acre	State of Acre	25	2015
Distribuição Rondônia	State of Rondônia	52	2015
Distribuição Alagoas	State of Alagoas	102	2015
Distribuição Piauí	State of Piauí	224	2015
Amazonas Energia	State of Amazonas	62	2015
Distribuição Roraima	State of Roraima	1	2015

The term of concession in the tables above represent the average maturity date of the concessions acquired for each company.

In case the concessions of the Company's subsidiaries are not renewed or come to be renewed at additional costs for the Company, the current levels of profitability and activity might be changed.

3             Summary of Main Accounting Policies

3.1          Basis of preparation

These consolidated Financial Statements are the first prepared according to the International Financial Reporting Standards ("IFRSs"). In preparing the Financial Statements of the Company it adopted the changes in accounting standards applied in Brazil, introduced by the technical pronouncements CPC 15 to 43. The effects of adopting the IFRSs and the new pronouncements issued by CPC are presented in Notes 6.2.1, 6.2.2 and 6.2.3.

3.2         Compliance statement

The Financial Statements of the Company comprise:

•       The consolidated Financial Standards prepared according to the International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board - IASB and accounting standards adopted in Brazil, identified as Consolidated - IFRS and BR GAAP.

•       The Financial Statements of the parent company prepared according to the accounting standards adopted in Brazil, identified as Parent Company - BR GAAP.

8 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The accounting standards adopted in Brazil comprise those included in Brazilian Corporation Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee - CPC and approved by CVM and by the Federal Accounting Council - CFC.

The Financial Statements of the Company present investments in controlled companies, in jointly controlled enterprises and in subsidiaries accounted for by the equity method, according to Brazilian legislation in force. Therefore, these Financial Statements are not considered to be in compliance with the IFRSs, which require these investments to be accounted for, in the parent company's financial statements, by their fair value or at cost.

Given that there is on difference between the consolidated shareholders' equity and the consolidated income attributable to shareholders of the parent company, as presented in the consolidated Financial Statements prepared according to the IFRSs and the accounting standards adopted in Brazil, and the shareholders' equity and the income of the parent company, as presented in the Financial Statements prepared according to the accounting standards adopted in Brazil, the Company decided to present the parent company and consolidated Financial Statements in a single set, side by side.

3.3         Basis of consolidation and investments in subsidiaries

The consolidated Financial Statements include the Financial Statements of the Company and of its subsidiaries, including specific purpose entities. Control is obtained when the Company has the power to control financial and operational policies of an entity in order to receive benefits from its activities.

In the Financial Statements of the Company, the financial information of the subsidiaries and of jointly controlled enterprises are accounted for by the equity method.

In the individual Financial Statements the Company applies the requirements of Technical Interpretation ICPC 09, which requires that any amount exceeding the acquisition cost over the interest of the Company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired company on the acquisition date is accounted for as goodwill. Goodwill is added to the accounting value of the investment. Any amount of interest of the Company in the fair value of identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost, after revaluation, is immediately recognized in the results of operations. The counterparts transferred as well as the net value of assets and liabilities are measured using the same criteria applicable to the consolidated Financial Statements previously described.

The results of operations of subsidiaries acquired or sold during the year are included in the consolidated statements of operations and comprehensive income from the date of effective acquisition until the date of effective sale, as applicable.

Whenever necessary, the Financial Statements of subsidiaries are adjusted to adequate their accounting policies to those established by the Company. All transactions, balances, revenues and expenses between subsidiaries of the Company are fully eliminated in the consolidated Financial Statements.

The consolidated Financial Statements reflect the balances of assets and liabilities as of December 31, 2010 and 2009 and on January 1, 2009 (transition date), and of operations of the years ended December 31, 2010 and 2009, of the parent company, its directly indirectly controlled subsidiaries and jointly controlled subsidiaries. The Financial Statements prepared in a functional currency different from the one used by the parent company are converted to the presentation currency used in Brazil, for equity and consolidation purposes, and the exchange differences are accounted for as accumulated conversion adjustments.

9 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The Company adopts the following main consolidation practices:

(a)          Elimination of investments of the investing company in invested companies, as a counterpart to its interest in their respective shareholders' equities.

(b)          Elimination of intercompany accounts receivable and payable.

(c)           Elimination of intercompany revenues and expenses.

(d)          Highlighting other minority shareholding interest in the Shareholders' Equity and in the Income Statement of consolidated invested companies.

(e)          Due to the absence of non-realized results in intercompany operations, net income and the shareholders' equity of the parent company are the same as the consolidated.

The Company uses full and proportional consolidation criteria, as described in the table below. Interest is presented on the total capital of the subsidiary.

	December 31, 2010		December 31, 2009		January 1, 2009

	Interest		Interest		Interest

Subsidiaries (Full consolidation)	Direct	Indirect	Direct	Indirect	Direct	Indirect

Amazonas Energia	100%		100%		100%
Ceal	100%		75%		75%
Cepisa	100%		99%		99%
Ceron	100%		100%		100%
CGTEE	100%		100%		100%
Chesf	100%		99%		99%
Eletroacre	93%		93%		93%
Eletronorte	99%		99%		99%
Eletronuclear	100%		100%		100%
Eletropar	84%		82%		82%
Eletrosul	100%		100%		100%
Furnas	100%		100%		100%
RS Energia		100%		100%		49%
Porto Velho Transmissora		100%		49%		49%
Boa Vista		100%		100%		100%
Estação Transmissora		100%		49%		49%

	December 31, 2010		December 31, 2009		January 1, 2009

	Interest		Interest		Interest
Jointly Controlled Subsidiaries (Proportional consolidation)	Direct	Indirect	Direct	Indirect	Direct	Indirect

Itaipu	50%		50%		50%
Inambari	29%	49%	29%	49%
Norte Energia	15%	49%
CHC	50%
Amapari		49%		49%		49%
Amazônia Eletronorte		49%		49%		49%
Artemis		49%		49%		49%
Baguari		31%		31%		31%
Brasnorte		50%		50%		50%
Chapecoense		40%		40%		40%
Cia de Transm. Centroeste de Minas		49%		49%		49%
Construtora Integração		49%		49%		49%
Enerpeixe		40%		40%		40%
Eólica Cerro Chato I		90%
Eólica Cerro Chato II		90%
Eólica Cerro Chato III		90%
Energia Sustentável		40%		40%		40%
Goiás Transmissão		49%
Integração Transmissora		49%		49%		49%
Interligação Elétrica do Madeira		49%		49%		25%

	Interest		Interest		Interest
Jointly Controlled Subsidiaries (Proportional consolidation)	Direct	Indirect	Direct	Indirect	Direct	Indirect

Linha Verde Transmissora		49%		49%
Madeira Energia		39%		39%		39%
Manaus Construtora Ltda		20%		20%		20%
Manaus Transmissora		50%		50%		50%
MGE Transmissão		49%
Norte Brasil Transmissora		49%		49%		49%
Pedra Branca		49%
Retiro Baixo		49%		49%		49%
Rio Branco Transmissora		49%		49%		49%
São Pedro do Lago		49%
SC Energia (Incorporated in the year 2009)		0%		0%		49%
Serra do Facão		50%		50%		0%
Sete Gameleiras		49%
Sistema de Transmissão Nordeste		49%		49%		49%
Transmissão Delmiro Gouveia		49%		49%		49%
Transenergia Goiás		49%		49%
Transenergia Renovável		49%		49%
Transenergia São Paulo		49%		49%
Transudeste		25%		25%		25%
Uirapuru		49%		49%		49%

10 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

According to the provisions of CVM Instruction 408, the consolidated Financial Statements include balances and transactions of the exclusive funds whose only stockholders are the Company and its subsidiaries, comprised by public and private securities and debentures of companies rated as low risk and high bond liquidity.

The exclusive funds, whose financial statements are regularly reviewed/audited, are subject to liabilities restricted to payment for asset management services, attributed to the operation of investments, and there are no material financial liabilities.

3.3.1      Proportional consolidation procedures of the company jointly controlled with Itaipu Binacional

(a)               The Financial Statements of the company jointly controlled with Itaipu Binacional are originally prepared in North-American dollars (functional currency). Assets and liabilities were converted into reais at the exchange rate on December 31, 2010 - US$ 1.00 - R$ 1.6662, published by the Brazilian Central Bank (December 31, 2009 - US$ 1.00 - R$ 1.7412 and US$ 1.00 - R$ 2.3370 on January 1, 2009), and income statement accounts at the monthly average exchange rate.

(b)               The compensating result of Itaipu Binacional is presented in financial assets.

(c)                Remuneration on capital (dividends as established by the bilateral treaty Brazil - Paraguay) paid by Itaipu Binacional, accounted for as a revenue in the parent company is eliminated in the consolidation.

(d)               All results generated by Itaipu Binacional in the consolidated statements, proportional to the shareholding interest of the Company (50%) is eliminated in the consolidation in contrast to the line of Compensating Result of Itaipu Binacional.

11 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.4         Investments in subsidiaries

A subsidiary is an entity in which the Company has significant influence and that does not qualify as a controlled company nor as an interest in an enterprise under joint control (joint venture). Significant influence is the power to participate in decisions on financial and operational policies of the invested company, without exercising individual or joint control over these policies.

Investments in subsidiaries are accounted for by the equity method and includes goodwill on the acquisition, net of any accumulated impairment losses. Under the equity method, investments in subsidiaries are initially accounted for at cost and then adjusted to reflect participation of the Company in profits or losses and other comprehensive results of the subsidiary. When the participation of the Company in losses of a subsidiary exceeds the interest of the Company in that subsidiary (including any long-term interest that, essentially, is included in the net investment of the Company in the subsidiary), the Company ceases to recognize its participation in additional losses. Additional losses are recognized solely if the Company has incurred in legal or constructive obligations or has made payments on behalf of the subsidiary.

3.5         Interest in joint enterprises (joint venture)

A joint venture is a contractual agreement through which the Company and other parties exercise an economic activity subject to joint control, a situation in which the decisions on financial and operational strategic policies related to the activities of the joint venture require the approval of all parties sharing control.

Whenever a subsidiary of the Company directly performs its activities through a joint venture, interest of the Company in jointly controlled assets and any liabilities jointly incurred with the other controlling shareholders is accounted for in the Financial Statements of the respective subsidiary and classified according to their nature. Incurred liabilities and expenditures directly related to interest in jointly controlled assets are accounted for on an accrual basis. Any gains from the sale or use of the interest of the Company in yields from jointly controlled assets and its participation in any expenses incurred by the joint venture are recognized when it is probable that the economic benefits associated to the transactions will be transferred to/from the Company and its value can be reliably measured.

The Company discloses its interest in jointly controlled entities, in its consolidated financial statements, using the method of proportional consolidation. Participation of the Company in assets, liabilities and results of joint ventures are combined with corresponding items in the consolidated Financial Statements of the Company, line by line.

3.6         Foreign exchange

In preparing the Financial Statements of each company, transactions in foreign currency, i.e., any currency different from the functional currency of each company, are accounted for according to the exchange rates in force on the date of each transaction. At the end of each fiscal year, monetary items in foreign currency are reconverted by exchange rates in force at the end of the year. Non-monetary items measured at historical cost in a foreign currency must be converted, using the exchange rate in force on the date of transaction.

12 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The exchange rate changes on monetary items are accounted for in the income statement of the year when they are incurred, except for exchange rate changes arising from loans and debt in foreign currency related to assets in construction for future productive use, which are included in the cost of these assets whenever they are considered to be adjustments to interest costs of the referred loans.

For disclosure purposes, in the consolidated Financial Statements, assets and liabilities of the Company's overseas operations are converted into reais, using the exchange rates in force at the end of the year. The income statement accounts are converted at the average exchange rate for the year, unless the exchange rates have fluctuated significantly during the year; in this case, the exchange rates on the date of the transaction will be used. Exchange rate changes resulting from these conversions, if any, are classified as comprehensive income and accumulated in the shareholders' equity, being assigned to non controlling interest as appropriate.

3.7         Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, other highly liquid short-term investments with original maturities of three months or less, which are readily convertible into a known cash amount and which are subject to an insignificant risk of change in value.

3.8         Accounts receivable and allowance for doubtful accounts

The accounts receivable from clients (consumers and resellers) are comprised by credits arising from electricity provision and supply, including those related to energy traded in the scope of the Electricity Trading Chamber - CCEE.

They are initially recognized at fair value and, subsequently, measured at amortized cost less the allowance for doubtful accounts. In practical terms, they are usually recognized at the invoiced value adjusted by the impairment provision.

The accounts receivable are normally settled within a period of up to 45 days, which is the reason why the book values substantially represent the fair values on the fiscal year closing dates.

They also include supply to be invoiced for services rendered and not yet invoiced, arising substantially from distribution activities and which are measured by estimates based on historical MW consumption.

3.9         Fuel Consumption Account - CCC

Under Law No. 8.631, of March 4, 1993, the Company manages the amounts related to the tax payments made by the electricity public utility concessionaires, for credit in the Fuel Consumption Account - CCC, corresponding to annual quotas allocated to expenditures with fuel for electricity generation. The amounts registered in current assets, in compensation for the current liability, correspond to the availability of resources maintained in a linked bank account, and to quotas not paid by the concessionaires. The amounts registered in current assets are updated by the profitability of the investment and represent restricted cash, not available for use in other purposes.

3.10       Judicial deposits

Aimed at legal and/or contractual compliance. They are evaluated at acquisition cost plus interest and monetary restatement based on legal provisions and adjusted for impairment whenever applicable. Such assets are considered loans and receivables, and their redemption is conditioned to closure of the judicial proceedings to which these deposits are connected.

13 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.11        Warehouse (storeroom)

Warehouse materials, classified in current assets, are registered at average acquisition cost, which does not exceed their replacement costs or net realization value.

3.12       Stock of Nuclear Fuel

Uranium concentrate inventory, the related services and other elements of nuclear fuel used in thermonuclear power plants Angra I and Angra II are recorded based on their acquisition costs.

In its initial phase of formation, uranium ore and services necessary to its manufacturing are acquired and accounted for as non-current assets - long-term assets, presented in the line Nuclear Fuel Inventories. After concluding the manufacturing process, the part related to the consumption forecast for the next 12 months is classified in current assets, in the line Warehouse.

Consumption of nuclear fuel elements is allocated to the income statement in a proportional manner, considering electricity effectively generated per month in relation to total electricity forecasted for each fuel element. The Company performs periodic inventory counts and evaluations of nuclear fuel elements that passed through electricity generation process and are stored in the used fuel warehouse.

3.13       Fixed assets

On the transition date, the Company concluded that the generation assets, including nuclear generation and certain assets of corporate use did not qualify as being in the scope of ICPC01 - Concession Contracts (note 3.14), thus being presented at cost, less of accumulated depreciation and impairment losses. In the case of qualifying assets, the costs of capitalized loans are registered, according to the accounting policy of the Company. Such fixed assets are classified in adequate categories of fixed assets when they are concluded and ready for the intended use. Depreciation of these assets starts when they are ready for the intended use on the same basis as other fixed assets. Land is not subject to depreciation.

Depreciation is calculated based in the estimated useful life of each asset, by the straight line method, so that the cost value less its residual value, after its useful life, is fully written off (except for land and construction in progress). The Company believes that the estimated useful life of each asset is similar to depreciation rates established by ANEEL, which are deemed as acceptable by the market. Additionally, in connection with the Company's understanding of the current concession legislation and based on an opinion of an independent legal advisor, it was considered the indemnification at the end of the concession based on the residual book value, and this factor was considered in measuring fixed assets (see details in Note 17).

Assets held through financial leasing are depreciated by the expected useful life, as assets owned by the Company, or for a shorter period, if applicable, under the terms of the respective leasing contract.

A fixed asset item is written off after sale or when there are no future economic benefits resulting from continuous use of the asset. Any gains and losses on sales or write-off of fixed asset items are determined by the difference between the amounts received from the sale and the book value and are included in the income statement of the year.

14 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.13.1    Costs of loans

Monthly interest is added to the acquisition cost of fixed assets in progress and, if applicable, changes incurred on loans and financing considering the following criteria for capitalization:

(a)               The capitalization period occurs when the qualifying asset is under construction, and the capitalization of interest is terminated when the item is available for use.

(b)               Interest is capitalized based on the weighted average rate of the loans and financing outstanding on the capitalization date.

(c)                Interest capitalized monthly do not exceed the amount of the interest expenses incurred in the capitalization period.

(d)               Capitalized interest is depreciated under the same criteria and estimated useful lives established for the items to which it was incorporated.

Gains on investments arising from temporary application of resources from specific loans and financing, not yet spent with the qualifying asset are deduced from costs with loans and financing elegible for capitalization, whenever the effect is material.

All other costs with loans and financing are accounted for in the income statement of the year they are incurred.

3.14       Concession contracts

The Company has concession contracts in the segments of generation, transmission and distribution of electricity, signed with the grantor at the Brazilian Federal Government level, for periods ranging from 20 to 35 years, all contracts being, by segment, very similar in terms of rights and obligations of the concessionaire and of the grantor.

The electricity distribution tariff system is controlled by the National Electricity Agency - ANEEL, and such tariffs are adjusted annually and reviewed at the end of each four year period, aimed at maintaining the economical-financial balance of the Company, considering conservative investments made and the cost and expense structure of the reference company. The services are charged directly to the users, based on the volume of consumed electricity multiplied by the authorized tariff.

The electricity transmission tariff system of the old contracts is regulated by ANEEL and there are periodic tariff reviews, and for new transmission contracts there is an Allowed Annual Revenue - RAP, which is valid for the entire concession term, being updated annually by an inflation rate and subject to periodic reviews to cover new investments and occasional issues of economic-financial balance of the concession contracts.

The electricity generation tariff system was, in general, based on regulated tariff until 2004, and after this date, in connection with the changes in regulations for this sector, it changed from tariff basis to a price system, and the electricity generating companies have the liberty to participate in electricity auctions for the regulated market, with, in this case, a basic price, and the final price is established in a competition between the participants in the auction. Additionally, electricity generating companies may sign bilateral sale agreements with consumers qualifying in the free consumers category (definition based on demanded power in MW).

15 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The terms of the main concessions are described in Note 2.

Concession contracts regulate the exploitation of public services of electricity distribution and transmission by the Company, where:

Electricity distributing companies

•       The contract establishes which services the operator shall render and to whom (consumer class) the services shall be rendered.

•       The contract establishes performance standards for public service, related to maintaining and improving service quality to the consumers, and the operator is obligated, at the end of the concession, to return the infrastructure in the same condition as it had received it when signing these contracts. To comply with this obligation, constant investments are made during the term of the concession. Thus, assets linked to the concession might be replaced, sometimes, until the end of the concession.

•       At the end of the concession, assets linked to infrastructure must be reverted to the conceding power, under penalty of indemnification.

Electricity transmition companies

•       The price is regulated (tariff) and is denominated Allowed Annual Revenue (RAP). The electricity transmission company can not negotiate prices with users. For some contracts, RAP is fixed and monetarily updated by price indexes once a year. For the remaining contracts, RAP is monetarily updated by a price index once a year, and is reviewed each five years. Generally, RAP for any electricity transmission company is subject to an annual review due to increasing assets and operational expenses arising from changes, enhancements and enlargement of facilities.

•       Assets are reversible at the end of the concession, with a right to receive indemnification (cash) from the grantor for investments not yet amortized.

ICPC 01 (IFRIC 12) - Service Concession Contracts is applicable to public-private concession contracts in which the public entity:

•       Controls or regulate the type of services that may be rendered, with resources to underlying infrastructures.

•       Controls or regulates the price for services rendered.

•       Controls/holds significant interest in the infrastructure at the end of the concession.

A public-private concession shall present, typically, the following characteristics:

•       An underlying infrastructure to the concession, which is used to render services.

•       An agreement/contract between grantor and operator.

•       The operator renders a set of services during the concession.

16 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

•       The operator receives a compensation throughout the term of the concession contract, either directly from the grantor, or from users of the infrastructure, or from both.

•       Infrastructures are transferred to the grantor at the end of the concession, usually gratuitously or also by payment.

According to ICPC 01 (IFRIC 12), concession infrastructures qualifying in the rule are not recognized by the operator as fixed assets, since the operator is deemed not to be in control of such assets, being then recognized according to one of the accounting models, depending on the type of compensation commitment assumed by the conceding power in the scope of the contract:

(a)              Financial asset model

This model is applicable when the operator has an unconditional right to receive certain monetary amounts regardless of the level of use of the infrastructures under the concession and results in registering a financial asset, which is classified as loans and receivables.

(b)              Intangible asset model

This model is applicable when the operator, in the scope of the concession, is compensated based on the degree of usage of infrastructures (search risk) related to the concession and results in registering an intangible asset.

(c)               Mixed model

This model is applied when the concession includes simultaneously compensation obligations guaranteed by the grantor and compensation obligations depending on usage level of the concession infrastructure.

Based on the characteristics established in the electricity distribution concession contracts of the Company and its subsidiaries and in the requirements of the rule, the following assets are recognized in the electricity distribution business:

•       Estimated part of the investments made and not amortized or depreciated until the end of the concession is classified as a financial asset, for being an unconditional right to receive cash or other financial asset directly from the grantor.

•       Remaining part of the financial asset (residual value) shall be classified as an intangible asset due to its recovery being conditioned to the use of the public service, in this case, electricity consumption by consumers.

The infrastructure received or built for the distribution activity is recovered through two cash flows:

•       Partly through electricity consumption by consumers (monthly invoicing based on the measure of electricity and power consumed/sold) during the term of concession.

•       Partly as an indemnification of the reversible assets at the end of the concession, to be received directly from the grantor or from whom it delegates this task.

17 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

This indemnification will be paid based on the portion of investments linked to reversible assets, not yet amortized or depreciated, which have been made aiming at assuring continuity and updating of the services.

The electricity distribution concessions of the Company and its subsidiaries are not onerous. Therefore, there are no fixed financial obligations and payments to be made to the grantor.

For electricity transmission activities, the Allowed Annual Revenue - RAP is received from companies using its infrastructure, through a tariff for transmission system use (TUST). This tariff results from dividing some specific values amongst transmission users; (i) the RAP of all transmission companies; (II) the services rendered by the National Electric System Operator - ONS; and (III) regulatory charges.

The conceding power delegated to generators, distributors, free consumers, export and import companies the monthly payment of RAP, which are guaranteed by the transmission regulatory framework, constituting an unconditional contractual right to receive cash or other financial asset, thus the credit risk is low.

Considering the Company is not exposed to credit risks and the demand and revenue is earned based on the availability of transmission lines, the whole infrastructure was registered as financial assets.

The financial asset includes the indemnification that shall be paid based on parts of investments linked to reversible assets, not yet amortized or depreciated, which have been made aiming at assuring continuity and updating of the services.

In the electricity generation business, except for Itaipu and Amazonas Energia, ICPC 01 (IFRIC 12) is not applicable, and the infrastructure remains classified as fixed assets. However, the rule is applicable to electricity distribution and transmission, and these businesses qualify in the mixed model (divided into two branches) and in the financial model, respectively.

Regarding the generation activity, the Company considered the following aspects:

•       Hydraulic and thermal generation - not applicable due to price characteristics instead of regulated tariff. The only exception refers to generation by Amazonas Energia, which is destined exclusively to the distribution operation and which has a specific tariff mechanism.

•       Nuclear generation - It has a defined tariff system, however, it differs from other generation contracts for being a permission instead of a concession, without an established term for the end of the permission as well as the characteristics of significant control of the assets by the grantor at the end of the permission period.

Regarding Itaipu, all the infrastructure was classified as being in the scope of ICPC 01 (IFRIC 12) due to the following specific facts:

•       Itaipu Binacional is ruled by a Bilateral Treaty signed in 1973 in which were established tariff conditions, the basis of tariff formation being determined exclusively to cover expenses and the debt service of this Company.

•       Tariff basis and trading terms are in force until 2023, which corresponds to a significant part of the useful life of the plant.

18 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The infrastructure was classified as a financial asset taking into consideration the following aspects:

•       The financial flow was established mainly to enable payment of the debt service, with final maturity in 2023.

•       The trading of electricity from Itaipu was subrogated to the Company, however it arose from contracts previously signed with distributors, under previously defined payment conditions.

•       Under Law No. 10,438, of April 26, 2002, the commitments of acquisition and transfer to distribution concessionaires of electricity services from Itaipu Binacional signed by Furnas and Eletrosul, subsidiaries of Eletrobras, with electricity distribution concessionaires were transferred to the Company.

Debt arising from tranding electricity from Itaipu Binacional was renegotiated with the Company, originating financing contracts. Such debts were initially accounted for at fair value, and subsequently measured at amortized cost using the effective interest method.

•       The terms of the treaty guarantee reimbursement of the Company even in events of lack of generating capacity or operational problems with the plant.

3.15       Financial asset - Concession

The Company recognizes a receivable credit from the grantor (or from whom the grantor has granted) when it has an unconditional right to receive cash at the end of the concession as an indemnification for investments made by electricity distribution and transmission companies and not recovered through services related to the concession. These financial assets are accounted for at fair value of the rights and are calculated based on the estimated part of investments made and not amortized or depreciated until the end of the concession. Assets related to electricity distribution are compensated based on the WACC regulatory remuneration, this factor being included in the tariff basis and assets related to electricity transmission are compensated based on the internal rate of return of the enterprise.

These accounts receivable are classified as current and non-current considering the receiving expectation of these amounts, based on the termination date of the concessions.

The Company recognizes as an intangible asset the right to charge users for providing electricity distribution services. The intangible asset is determined as the residual value of the construction revenue earned for the construction or acquisition of infrastructure made by the Company and the amount of the financial asset related to the unconditional right to receive cash at the end of the concession as an indemnification.

The asset is presented net of accumulated amortization and impairment losses, when applicable.

The amortization of the intangible asset reflects the pattern in which the future economic benefits of the asset are expected to be consumed by the Company, or the final term of the concession, whatever occurs first. The consumption pattern of the assets is related to its economic useful life in which the assets built by the Company comprise the calculation basis for measuring the tariff for rendering the services of the concession.

19 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The amortization of the intangible asset starts when it is available for use, in its location and under the conditions necessary to be capable of operating in the expected manner by the Company. Amortization ceases when the asset has been fully consumed or written off, no longer comprising the calculation basis of the tariff for rendering the services of the concession, whichever occurs first.

The Company performs annually the recoverability test on their assets, using the method of present value of future cash flows generated by the assets (see Note 20).

3.16       Intangible assets

Intangible assets are basically comprised by usage rights of the concession, goodwill on the acquisition of investments and specific expenditures associated with the acquisition of rights (software), plus the respective implementation costs, when applicable.

Intangible assets with defined useful lives acquired separately are registered at cost, less accumulated amortization and impairment losses. Amortization is accounted for by the straight line method based on the estimated useful life of the assets. The estimated useful life and the amortization method are reviewed at the end of each fiscal year and the effects of any changes are accounted for on a timely basis.

Intangible assets with undefined useful lives acquired separately are registered at cost, less accumulated amortization and impairment losses.

The Company and some subsidiaries have costly concession contracts with the Union for usage of public property for electricity generation in certain plants.

These assets are registered in intangible assets as a counterpart of the non-current liability.

3.16.1    Expenditures with studies and projects

The amounts spent on studies and projects, including feasibility and hydroelectric utilization and inventories for transmission lines are recognized as operating expenses when inccurred, until the economic feasibility of their exploitation or the bestowal of concession or authorization are effectively proved. From the concession and/or authorization for the exploitation of the electricity public utility, or the confirmation of the project's economic feasibility, the expenses inccurred are capitalized as project development cost. Currently, the Company does not have capitalized amounts referring to expenses with studies and projects.

The Company recognizes as an intangible asset the right to charge users for providing electricity distribution services. The intangible asset is determined as the residual value of the construction revenue earned for the construction or acquisition of infrastructure made by the Company and the amount of the financial asset related to the unconditional right to receive cash at the end of the concession as an indemnification.

The asset is presented net of accumulated amortization and impairment losses, when applicable.

The amortization of the intangible asset reflects the pattern in which the future economic benefits of the asset are expected to be consumed by the Company, or the final term of the concession, whichever occurs first. The consumption pattern of the assets is related to its economic useful life in which the assets built by the Company comprise the calculation basis for measuring the tariff for rendering the services of the concession.

20 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The amortization of the intangible asset starts when it is available for use, in its location and under the conditions necessary to be capable of operating in the expected manner by the Company. Amortization ceases when the asset has been fully consumed or written off, no longer comprising the calculation basis of the tariff for rendering the services of the concession, whichever occurs first.

It includes, yet rights arising from concessions acquired and payable, substantially through special purpose entities (SPE).

3.17       Impairment of non financial assets, excluding goodwill

In the end of each fiscal year, the Company evaluates if there is any evidence that its non financial assets have suffered any impairment losses. In case there is such evidence, the recoverable amount of the asset is estimated, in order to measure the amount of this loss, if any. When it is not possible to individually estimate the recoverable amount of an asset, the Company calculates the recoverable amount of the cash generating unit to which the asset belongs.

When a reasonable and consistent allocation basis can be identified, corporate assets are also allocated to individual cash generating units or to the smallest group of cash generating units to which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the highest between fair value less sale costs or the value in use. In the evaluation of the value in use, future estimated cash flows are discounted at present value at a discount rate prior to the taxation which reflects an updated appraisal of the money value in time and specific risks related to the asset for which the estimated future cash flows was not adjusted.

If the calculated recoverable amount of an asset (or cash-generating unit) is lower than its book value, the book equity value of the asset (or cash-generating unit) is reduced to its recoverable amount. The loss corresponding to the reduction to the recoverable value is immediately recognized in the income statement.

When the impairment loss is subsequently reversed, there is an increase in the book value of the asset (or cash-generating unit) to the reviewed estimate of its recoverable amount, given that it does not exceed the book value that would have been determined if no impairment loss was accounted for the asset (or cash-generating unit) in previous fiscal years. The reversal of the impairment loss is immediately recognized in the income statement.

Due to historical operating losses on distribution companies, the Company annually performs the recoverability test using the method of the present value of future cash flows generated by the assets, resulting in an amount higher than the book value (see explanatory Note 20).

3.18       Goodwill

Goodwill resulting from a business combination is presented at cost on the date of the business combination, net of the accumulated impairment loss, when applicable.

For impairment test purposes, goodwill is allocated to each of the cash-generating units of the Company (or groups of cash-generating units) that will benefit from the sinergies arising from the combination.

21 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Considering that the investing operations of the Company are linked to operations under concession contracts, goodwill arising from the acquisition of such entities represents the concession right with defined useful life, being recognized as an intangible asset of the concession, and amortization is calculated according to the term of the concession.

3.19       Business combinations

Business combinations occurred until December 31, 2008 were accounted for according to CVM Instruction 247/1996. Goodwill and negative goodwill from acquisitions of interest from non-controlling shareholders after January 1, 2009 were fully allocated to the concession contract and recognized as intangible assets.

3.20      Taxation

Expenses with income tax and social contribution represent the sum of current and deferred taxes.

3.20.1   Current taxes

Provision for income tax and social contribution (IRPJ and CSLL) is based on the taxable income of the year. Taxable income differs from the net income presented in the income statement, since it excludes taxable or deductible revenues or expenses in other years, additionally to excluding non taxable or non deductible items permanently. Provision for income tax and social contribution is individually calculated to each subsidiary of the Company based on the rates in force at the end of the fiscal year.

3.20.2  Deferred taxes

Deferred income tax and social contribution ("deferred taxes") are recognized based on temporary differences at the end of each reporting period between the balances of assets and liabilities recognized in the Financial Statements and the corresponding tax basis used in the calculation of the taxable income, including the balance of tax losses, when applicable. Deferred tax liabilities are generally recognized on all taxable temporary differences and deferred tax assets are recognized on all deductible temporary differences, when it is probable that the company will present future taxable income in a sufficient amount to use such deductible temporary differences.

The recovery of deferred tax assets is reviewed at the end of each reporting period and, when it is no longer probable that future taxable income will be available to allow the recovery of the full asset, or part of it, the balance of the asset is adjusted by the amount expected to be recovered.

Deferred tax assets and liabilities are measured by applicable tax rates in the period in which it is expected that the liability is settled or the asset is realized, based on tax rates established by tax legislation in force at the end of each reporting period, or when new legislation has been substantially approved. Measurement of deferred tax assets and liabilities reflects tax consequences resulting from the manner in which the Company expects, at the end of each reporting period, to recover or settle the book value of these assets and liabilities.

Current and deferred taxes are recognized in the income statement, except when they correspond to items registered in Other Comprehensive Income, or directly in shareholders' equity, a case in which current and deferred taxes are also recognized in Other Comprehensive Income or directly in shareholders' equity, respectively.

22 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.21       Concessions payable

The Company and some subsidiaries have costly concession contracts with the Union for usage of public property for electricity generation in certain plants.

The amounts identified in the contracts are presented at future prices and, therefore, the Company and these subsidiaries have adjusted to present value these contracts based on the discount rate calculated for the maturity date.

The liability updating due to the discount rate and monetary restatement is being capitalized in the assets during the construction of the power plants and will be, from the date of the beginning of commercial operations, recognized directly in the income statement:

These assets are registered in intangible assets as a counterpart of the non-current liability.

3.22      Financial instruments

Financial assets and liabilities are recognized whenever an entity of the Company is part of the contractual provisions of the instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition or issuance of financial assets and liabilities (except for financial assets and liabilities accounted for at fair value in the income statement) are added to or deduced from the fair value of financial assets or liabilities, if applicable, after initial recognition. Transaction costs directly attributable to acquisition of financial assets or liabilities at fair value through the results are immediately accounted for in the income statement.

3.22.1   Financial assets

Financial assets are classified in the following specific categories: financial assets at fair value through the result, investments held until maturity, financial assets available for sale and loans and receivables. Classification depends on the nature and purpose of the financial assets and is determined at the date of the initial recognition.

(a)              Financial assets at fair value through the result

The financial assets are classified at fair value through the result when they are maintained for negotiation with the purpose of sale in the short-term or designated at fair value through the result.

The financial assets at fair value through the result are presented at fair value, and any resulting gains or losses are recognized in the income statement. Net gains and losses recognized in the income statement incorporate dividends or interest earned by the financial assets, being included in the line Other financial revenues and expenses, in the income statement.

(b)              Investments held until maturity

Investments held until maturity are non-derivative financial assets with fixed or determinable payments and fixed maturity date, which the Company has the intention and capability to maintain until maturity. After initial recognition, investments held until maturity are measured at amortized cost using the effective interest method, less occasional impairment losses.

23 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(c)               Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and that are not quoted in an active market. Loans and receivables (including accounts receivable from clients and others, cash and cash equivalents, and others) are measured at amortized cost using the effective interest method, deduced of any impairment losses.

Interest revenue is recognized through application of the effective interest rate.

(d)             Financial assets available for sale

Financial assets available for sale correspond to non-derivative financial assets designated as "available for sale" or not classified as:

•       Financial assets at fair value through the result.

•       Investments held until maturity.

•       Loans and receivables. They are initially registered by their acquisition value, which is the fair value of the price paid, including transaction expenses. After initial recognition, they are reappraised at fair value by reference to their market value, without any deductions related to transaction costs that might be incurred until its sale.

3.22.2  Impairment of financial assets

Financial assets, except those designated at fair value through the result, are evaluated by impairment indexes at the end of each reporting period. Impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset resulting from one or more events that have occurred after its initial recognition, with impact on the estimated future cash flows of this asset.

In the case of capital investments classified as available for sale, a significant or prolonged fall in the fair value of a security below its cost is also evidence that the assets have deteriorated. If there is evidence of this type for financial assets available for sale, the cumulative loss - measured as the difference between the acquisition cost and current fair value, less any impairment loss on the financial asset previously recognized in the income statement - will be removed from equity and recognized in the consolidated income statement. Impairment losses recognized in the income statement on equity instruments are not reversed in the scope of the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases, and this increase can be objectively related to an event that occurred after the impairment loss had been recognized in the result, the impairment loss is reversed through the income statement.

3.22.3  Writing-off financial assets

The Company writes off a financial asset only when the contractual rights to the cash flows from this asset expire, or when it transfers the asset, and substantially all risks and benefits of ownership to another company. If the Company does not transfer or does not hold substantially all risks and benefits of ownership of the financial asset, but remains controlling the transferred financial asset, the Company recognizes the interest held and the respective liability in the amounts it will pay. If it holds substantially all risks and benefits of ownership of the transferred financial asset, the Company continues recognizing this asset, as well as a guaranteed loan for the revenue earned.

24 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

On the write-off of a financial asset, the difference between the book value of the asset and the sum of the counterpart received and receivable and the accumulated gain or loss recognized in Other Comprehensive Income and accumulated in equity, is recognized in the results.

3.22.4  Financial liabilities

Financial lliabilities are classified as Financial liabilities at fair value through the result or Loans and financing.

(a)              Financial liabilities at fair value through the result

The financial liabilities are classified at fair value through the result when they are maintained for negotiation in the short-term or designated at fair value through the result. The financial liabilities at fair value through the result are presented at fair value, and the respective gains or losses are recognized in the income statement.

(b)              Loans and financing

Loans and financing are measured at amortized fair value using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial liability and to allocate its interest expense throughout the respective period. The effective interest rate is the rate discounting exactly the estimated future cash flows (including fees and points paid or received, constituting a part of the effective interest rate, transaction costs and other premiums or discounts) throughout the estimated life of the financial liability or, when appropriate, for a shorter period, for initial recognition of the net book value.

3.22.5  Financial guarantee agreements

Financial guarantee agreements consist of contracts that require the issuing company to make specified payments, in order to reimburse the holder for losses arising from the circumstance when the specified debtor does not pay on the maturity date, according to the initial or amended conditions of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value at the date of issuance of the guarantee. Subsequently, liabilities related to guarantees are measured by the highest initial value less amortization of the recognized rates and the best estimate of the amount required to settle the guarantee.

These estimates are established based on the experience with similar transactions and on the history of past losses together with judgement by the Company's Management. The rates received are recognized based on the linear method throughout the life of the guarantee. Any increase in the liabilities related to guarantees are presented when incurred, in operating expenses.

3.22.6  Derivative financial instruments

The Company does not have derivative financial instruments to hedge its exposure to interest rate and exchange rate risks, including exchange contracts, interest rate and currency swaps. Note 43 includes detailed information regarding derivative financial instruments. Certain jointly controlled companies entered into derivative agreements, and in some cases the hedge accounting policy was applied.

25 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Initially, the derivatives are recognized at fair value on the date a derivatives agreement is entered into and, subsequently, are re-measured to their fair value at the end of the fiscal year. Occasional gains or losses are immediately recognized in the result, except when the derivative has been designated as, and effectively is a cash flow hedge instrument; in this case, the moment of recognition in the income statement depends on the nature of the hedge relationship.

3.22.7   Embedded derivatives

Embedded derivatives in non-derivative contracts are treated as a separate derivative when their risks and characteristics are not strictly related to the respective contracts and these are not measured at fair value through the result.

3.22.8  Hedge accounting

The Company has a hedge accounting policy, however, except for operations of certain SPEs, it does not have transactions classified as such. Derivative financial instruments designated in hedge operations are initially recognized at fair value on the date the derivative agreement is signed, being subsequently remeasured, also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive, and as financial liabilities when the fair value is negative.

At the beginning of the hedge reporting, the Company documents the relation between the hedge instrument and the item the object of the hedge with its risk management objectives and its strategy to assume various hedge operations. Additionally, at the beginning of the hedge and continuously, the Company records if the hedge instrument used in a hedge operation is highly effective at offsetting changes in the fair value or in the cash flows of the object item being hedged, attributable to risks inherent to the hedge.

For hedge accounting purposes, the Company uses the following classifications:

(a)              Fair value hedges

Changes in the fair value of derivatives designated and qualified as a fair value hedge are accounted for in the income statement, with any changes in the fair value of the items being hedged attributed to the protected risk. Changes in the fair value of hedge instruments and in the item being hedged attributable to the hedged risk are recognized in the income statement.

(b)              Cash flow hedges

The effective part of the changes in the fair value of derivatives that is designated and qualified as cash flow hedge is recognized in other comprehensive income. Gains or losses related to the ineffective part are immediately recognized in the income statement.

The amounts previously recognized in other comprehensive income and accumulated in the balance sheet are reclassified to the income statement in the year when the object item being hedged is recognized in the income statement.

26 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.23      Liabilities with employees

3.23      Post-employment benefits

The subsidiaries of the Company sponsor a number of pension plans, which are generally funded by contributions to insurance companies or trust funds, determined by periodic actuarial calculations. The Company sponsors defined benefit and also defined contribution plans. A defined contribution plan is a pension plan under which the Company pays defined contributions to a separate entity. The Company does not have any legal or constructive obligation to pay contributions if the fund does not possess sufficient assets to pay, to all employees, benefits related to the services rendered by the employees in current and previous years. A defined benefit plan is different from a defined contribution plan, given that such defined benefit plans establish the value of a post-employment benefit an employee will receive upon retirement, usually depending on one or more factors, such as age, service time and remuneration.

The liability recognized in the balance sheet related to defined benefit plans is the fair value of the defined benefit liability on the date of the balance sheet, less the fair value of the plan assets, with unrecognized adjustments of past service costs. The defined benefit liability is calculated annually by independent actuaries, using the projected credit unit method. The present value of the defined benefit liability is determined by discounting the estimated future cash outflow, using interest rates consistent with market yields, which are denominated in the currency in which the benefits will be paid and that have maturities close to those of the respective pension plan liability.

Actuarial gains and losses arising from adjustments based on experience and changes in actuarial assumptions are accounted for in Other Comprehensive Income.

Past service costs are immediately recognized in the income statement, unless the changes to the pension plan are conditioned to the employee's continuity in the job, for a specific period of time (the period in which the right is earned). In this case, past service costs are amortized by the linear method during the period in which the right was earned.

Regarding defined contribution plans, the Company pays contributions to public or private pension plans on a compulsory, contractual or voluntary basis. As soon as the contributions have been made, the Company has no additional payment-related obligations. The contributions are recognized as pension plan expenses, when incurred. Pre-paid contributions are recognized as assets as a cash reimbursement or a reduction of future payments is available. The Company adopts the practice of fully accounting for actuarial gains and losses in other comprehensive income.

3.23.2  Other post-employment liabilities

Some subsidiaries of the Company offer post-retirement medical assistance benefits to its employees, as well as life insurance for active and inactive employees. The right to these benefits is, usually, conditioned to the employee's continuity in the job until retirement age and conclusion of a minimum service time. The expected costs of these benefits are accumulated during the employment period, under the same accounting methodology used for defined benefit pension plans. Actuarial gains and losses arising from adjustments based on experience and in changes to actuarial assumptions are accounted for in Other Comprehensive Income in the remaining expected service period of the employees. These liabilities are measured, annually, by qualified independent actuaries.

27 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.23.3  Profit sharing

The Company recognizes a profit sharing liability and expense based on a formula that takes into account the income attributable to the shareholders of the Company after certain adjustments. The Company recognizes a provision when it is contractually bound or when there is a past practice that created a non-formalized liability (constructive liability).

3.24      Provisions

Provisions are recognized for present liabilities (legal or presumed) resulting from past events, in which it is possible to reasonably estimate the amounts and for which settlement is probable. The amount recognized as a provision is the best estimate of the requirements to settle a liability at the end of each reporting period, considering the risks and uncertainties related to the liability. When the provision is measured based on the estimated cash flows to settle the liability, its book value corresponds to the present value of these cash flows (where the effect of time value of money is relevant).

3.24.1   Provision for decommission

As provided for in the pronouncements CPC 25 and IAS 37, a provision is constituted throughout the economic useful life of thermonuclear plants, aiming at allocating to the respective operating period, the costs to be incurred with their technical-operational deactivation, at the end of their useful life, estimated at 40 years.

The values are charged to the income statement of the year at present value, based on yearly quotas fixed in U.S. dollars, at the rate of 1/40 of the estimated expenses, immediately registered and converted at the exchange rate at the end of each period The liability related to decommissioning is remeasured by changes in the North-American dollar (see Note 33).

3.24.2  Provision for legal liabilities linked to judicial proceedings

Judicial provisions are constituted when the loss is considered to be probable, causing a probable outflow of resources to settle the liability and when the amounts involved can be reliably measured, taking into account the opinion of legal counsel, nature of proceedings, similarity with previous proceedings, complexity and the position of the courts.

3.24.3  Costly contracts

Present liabilities resulting from costly contracts are recognized and measured as provisions. A costly contract exists when the unavoidable costs incurred to comply with the provisions of the contract exceed the economic benefits expected to be earned throughout the same contract.

3.25      Advances for future capital increase - AFAC

Advances of proceeds received from the controlling shareholder and intended for capital investment, are irrevocably granted. They are classified as non-current liabilities and initially recognized at fair value and subsequently remeasured by the SELIC interest rate.

28 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.26      Capital stock

Common and preferred shares are classified in shareholders' equity.

Incremental costs attributable to the issue of new shares are presented in shareholders' equity as a deduction of the amount received, net of taxes.

When the Company buys its own shares (treasury stock), the amount paid, including any additional costs directly attributable (net of income tax), is deduced from the capital attributable to the shareholders of the Company until these shares are cancelled or reissued. When these shares are subsequently reissued, any amount received, net of any additional transaction costs directly attributable, and of the respective effects of income tax and social contribution, is included in the capital attributable to the shareholders of the Company.

3.27       Interest on Capital - JCP and dividend distribution

The JCP imputed as dividends of the fiscal year is calculated having a percentage on the shareholders' equity as a limit, using the Long-Term Interest Rate - TJLP, established by the Brazilian Government, as legal requirement, limited to 50% of the net profit of the fiscal year or 50% of the profit reserves, before including the profit of the fiscal year itself, whichever is higher

The amount of dividends above the minimum mandatory dividend established by Law or other legal instrument, not yet approved by the Annual General Meeting, will be presented in shareholders' equity, in a specific account denominated Additional dividends proposed.

3.28      Other comprehensive income

Other comprehensive income is comprised of revenue and expense items not recognized in the income statement. Components of other comprehensive income include:

•       Actuarial gains and losses on defined benefit pension plans.

•       Gains and losses from conversion of financial statements of operations abroad.

•       Valuation adjustments related to gains and losses in the remeasurement of financial assets available for sale.

•       Valuation adjustment related to the effective part of gains and losses from hedge instruments on cash flow hedge.

3.29      Revenue recognition

Revenue is measured at fair value of the counterpart received or receivable, reduced by any estimates of returns from customers and other similar deductions.

29 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.29.1   Sale of electricity and services

(a)              Generation and Distribution:

Revenue is measured at fair value of the counterpart received or receivable, reduced by taxes and eventual discounts on it. Revenues from sales of electricity and services is recognized when it is probable that the economic benefits associated to the transactions will flow to the Company; the value of the revenue can be reasonably measured; the risks and benefits related to the sale were transferred to the purchaser; the costs incurred or to be incurred related to the transaction can be reasonably measured; and the Company no longer has control and responsibility over the electricity sold. It also includes revenue from construction linked to the segment of electricity distribution.

(b)           Transmission

•            Financial revenue arising from remuneration of the financial asset until the end of the period of concession earned pro-rata temporis and that takes into account the average return rate of the investments.

•            Revenue to cover operating and maintenance expenses based on incurred costs.

•            Revenue from construction for expansions which generate additional revenue. Considering that these services are rendered by third parties, the Company does not calculate margins on constructions.

3.29.2  Dividend and interest revenues

Dividend revenue from investments in subsidiaries is recognized when the shareholder's right to receive such dividends is established and given that it is probable that the future economic benefits will flow to the Company and the value of the revenue can be measured with reliability.

Revenue from interest on financial assets is recognized when it is probable that the future economic benefits will flow to the Company and the amount of the revenue can be measured with reliability. Interest revenue is recognized by the linear method based on the time and effective interest rate over the outstanding principal amount, the effective interest rate being that which discounts exactly the estimated future cash receiving during the estimated life of the financial asset related to the initial net book value of this asset.

3.30      Leasing

Leasing is classified as financial whenever the terms of the leasing agreement transfer substantially all ownership risks and benefits to the tenant. All other leasing agreements are classified as operational.

Payments related to operational leasing are recognized as expenses by the linear method throughout the period the agreement is in force, except when another basis is more representative to reflect the moment when the economic benefits of the leased asset are consumed. Contingent payments arising from operational leasing agreements are recognized as expenses in the year they are incurred.

Assets acquired through financial leasing agreements are depreciated based on the shorter of the periods: the useful life of the assets or the period during which this asset will be leased.

30 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

3.31       Governmental subsidy

Governmental subsidies are recognized systematically in the income statement during the fiscal years in which the Company recognizes as expenses the related costs that the subsidies are intended to compensate. Governmental subsidy receivable as a compensation for already incurred expenses with the purpose of offering immediate financial support to the Company, without corresponding future costs, are recognized in the income statement of the period they are received and subsequently allocated to revenue reserves and not destined to dividend distribution.

3.32      Calculation of the result of the fiscal year

The result is calculated on the accrual basis.

3.33      Scheduled Shutdowns

The costs incurred before and during the scheduled shutdowns of power plants and transmission lines are accounted for in the income statement of the period in which they are incurred.

3.34      Basic earnings and diluted earnings

Basic earnings per share are calculated by dividing the income attributable to the shareholders of the Company by the weighted average number of outstanding shares (total shares less treasury stock). Diluted earnings per share are calculated adjusting the weighted average number of outstanding shares, to presume the conversion of all shares potentially diluted, according to CPC 41 (IAS 33).

3.35      Presentation of segment reports

Operational segments are defined as business actitivies where it is possible to earn revenues and incur expenses, whose operating reports are supplied to the main operational decision maker. The main operational decision maker, responsible for allocating resources and for appraising the performance of operational segments is the Board of Directors, which is also responsible for the Company's strategic decision making.

3.36      Value Added Statement - DVA

This statement is aimed at presenting the wealth created by the Company and its distribution during a certain period and it is presented as required by Brazilian Corporation Law, as part of its individual Financial Statements and as a complementary information to the consolidated Financial Statements, given it is not a statement requested or required by the IFRSs.

4             Accounting Estimates and Judgement

Accounting estimates are those arising from the application of subjective and complex judgments by the Company's Management and its subsidiaries, frequently arising from the need to recognize significant impacts in order to adequately demonstrate the equity and result positions of the entities. The accounting estimates become critical as the number of variables and assumptions affecting the future condition of these uncertainties increases, turning judgments even more subjective and complex.

31 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

When preparing the current Financial Statements of the Company and its subsidiaries, the Management adopted estimates and assumptions based on historical experience and other factors that it understands as reasonable and relevant to its adequate presentation. Even though these estimates and assumptions are permanently monitored and revised by the Management of the Company and its subsidiaries, the materialization on the book value of assets and liabilities and the result of operations is inherently uncertain, due to its arising from judgment.

As far as the most critical accounting estimates are concerned, the Management of the Company and its subsidiaries base their judgments on future events, variables and assumptions, as follows:

I              Deferred tax assets

The calculation and accounting method of income tax (IRPJ) and social contribution (CSLL) liabilities is applied for determining the deferred IRPJ and CSLL generated by temporary differences between the book value of assets and liabilities and their respective tax values and for compensation of tax losses and negative CSLL bases. Deferred tax assets and liabilities are calculated and recognized by using the tax rates applicable to the taxable profit in the years in which these temporary differences should be realized. The future taxable profit may be higher or lower than the estimates considered by the Management when the need to register or not the deferred tax asset amount was defined.

II            Provision for impairment of long-lived assets

The Management of the Company and its subsidiaries adopt variables and assumptions to test long-lived assets so as to determine the impairment of assets and the recognition of impairment, when necessary. In this procedure, judgments based on historical experience with asset management, groups of assets or cash-generating units, which may occasionally not be verified in the future, are applied, even concerning the estimated economic useful life of its long duration assets, which represents the practices determined by ANEEL applicable to the assets linked to the concession of the electricity public utility, which may vary due to the periodic analysis of the economic useful life of assets, in force. Many inherently uncertain events also impact the determination of variables and assumptions used by the management to determine the discounted future cash flow, for purposes of recognition of the impairment of long duration assets. Among these events, it is worth emphasizing the maintenance of the electricity consumption levels, national economic activity growth rate, availability of hydric resources, in addition to those inherent to the expiration of the electricity public utility concession terms held by the Company's subsidiaries, especially regarding the value of its reversion at the end of the concession term. Hereupon, the Management adopted the contractually forecasted indemnification assumption, when applicable, by the residual book value at the end of the electricity generation, transmission and distribution concession term.

III          Decommision liabilites

The Company recognizes liabilities for decommissioning the the assets related to their thermonuclear power plants. In order to calculate the amount of the provision, assumptions and estimates are made regarding the discount rates, the expected cost to deactivate and remove the entire plant from the location and the expected time for the outlay of the referred costs.

32 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

IV           Calculation basis for indemnification by the grantor of public utility concessions

The Company adopts the assumption that the assets are reversible at the end of the concession contracts, with the right to receive full indemnification from the grantor for the investments not yet amortized. There is a discussion on the legal and regulatory interpretation of the calculation basis of the indemnifiable amount, with different interpretations. Based on contractual provisions and on legal and regulatory interpretations, the Company, supported by the opinion of an independent legal advisor, adopted the assumption that it will be indemnified by the residual book value at the end of the concession. This decision impacted the formation basis of the generation of assets that have indemnification clauses provided for in their contracts and the electricity transmission and distribution operations classified in the scope of ICPC-01 (IFRIC-12).

V             Actuarial liabilities

Actuarial liabilities are determined by actuarial calculations prepared by independent actuaries and actual future results of the accounting estimates used in these Financial Statements may be different, under variables, assumptions and conditions different from those existing and being used at the time of judgement.

VI           Useful life of property, plant and equipment

The subsidiaries of Eletrobras use criteria established in the ANEEL Resolution No. 367, of June 2, 2009, to determine the estimated useful life of property, plant and equipment.

5             Standards, Changes and Interpretations to Standards Not Yet In Force

The following changes and interpretations were published and are mandatory for reporting periods starting after January 1, 2011, and there was no early adoption of these standards by the Company, except for IAS 24.

(a)         IAS 12 Income tax

Standard amended in December, 2010, clarifies on the difficulty to determine if the recoverability of an asset will be through sale or use when an asset is classified as property for investment. The assumption presented in this amendment is that the value of this asset will be usually recovered through sale. The Management of the Company is assessing this impact on the Financial Statements.

(b)         IAS 24 Revised, Related Party Disclosures

Revised in November, 2009 and replaces IAS 24, Related Party Disclosures, issued in 2003. IAS 24 (amended) is mandatory for periods starting in or after January 1st, 2011. Given that early adoption, fully or partly, is allowed, there was an early adoption of this standard. The effects of this standard are on disclosure and will not significantly impact the Financial Statements of the Company.

(c)          IFRS 9 Financial instruments

Issued in November, 2009, this standard introduces new requirements to classify and measure financial assets. The standard is applicable since January 1, 2013, and its early adoption is allowed. The Company is assessing the possible effects that may arise from the adoption of this pronouncement. No significant impact is expected on the Financial Statements of the Company.

33 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(d)         IFRIC 19 Settlement of financial liabilities with equity instruments

This pronouncement is in force since July 1, 2010. It clarifies IASB requirements when an entity renegotiates the terms of a financial liability with its creditor, and the creditor agrees to accept shares of the entity or other capital instruments to totally or partially settle the financial liability. The Company will apply this interpretation from January 1, 2011. The Company is assessing the possible effects arising from the adoption of this pronouncement and does not expect it to significantly impact the Financial Statements of the Company or of the parent company.

(e)          Changes to IFRIC 14 and IAS 19 - The limit on a defined benefit assets, minimum funding requirements their interaction

Removes unintented consequences arising from the treatment of prepayments, where there is a minimum funding requirement. The results from prepayment of contributions in certain circumstances are recognized as assets, instead of expenses. The changes came into force on January 1, 2011. The Company is assessing the possible effects arising from the adoption of this pronouncement and does not expect it to significantly impact the Financial Statements of the Company or of the parent company.

(f)          Changes to IFRS 7 Financial instruments

Emphasizes the interaction between quantitative and qualitative disclosure about the nature and extension of risks associated with financial instruments. The pronouncement is applicable from January 1, 2011, retroactively. The Company is assessing the possible effects arising from the adoption of this pronouncement and does not expect it to significantly impact the Financial Statements of the Company or of the parent company

(g)         Changes to IAS 1 Presentation of financial statements

It clarifies that an entity will present an analysis of other comprehensive income for each component of the shareholders' equity, either in the statement of changes in shareholders' equity or in the explanatory notes to the financial statements. The pronouncement is applicable from January 1, 2011, retroactively. The Company is assessing the possible effects arising from the adoption of this pronouncement and does not expect it to significantly impact the Financial Statements of the Company or of the parent company

(h)         Changes to IAS 34 Interim financial reporting

Provides guidance to illustrate how to apply disclosure principles in IAS 34 and add disclosure requirements regarding: a) circumstances probably affecting the fair value of financial instruments and their classification; b) transfers of financial instruments between different levels of the fair value; c) changes in the classification of financial assets; and d) changes in contingent liabilities and assets. The pronouncement is applicable since January 1, 2011. The Company is assessing the possible effects arising from the adoption of this pronouncement and does not expect it to significantly impact the Financial Statements of the Company or of the parent company.

34 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(i)          Changes to IFRIC 13 Customer loyalty programs

The meaning of "fair value" is clarified in the context of measuring award credits under a customer loyalty programs. The pronouncement is applicable since January 1, 2011. The Company is assessing the possible effects arising from the adoption of this pronouncement and does not expect it to significantly impact the Financial Statements of the Company or of the parent company.

(j)          Changes in IAS 32, Financial instruments: presentation - classification of share rights

Amendment issued in October, 2009. The amendment is applicable to annual periods starting on/or after February 1, 2010. Early adoption is allowed. The amendment approaches the accounting of share rights denominated in other currency than the functional currency of the issuing entity. Given that certain conditions are met, these share rights are now classified as equity, regardless of the currency in which the exercise price is denominated. Previously, shares had to be accounted for as derivative liabilities. The amendment is retroactively applicable, according to IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The Company is assessing the possible effects arising from the adoption of this pronouncement and does not expect it to significantly impact the Financial Statements of the Company or of the parent company.

There are no other standards and interpretations issued and not yet adopted that may, in the Management's opinion, have a significant impact on the results or on the balance sheet disclosed by the Company in its Financial Statements.

6             Transition to IFRS

6.1          Basis of transition toIFRS

6.1.1       Application of IFRS 1

The consolidated financial statements of the Company for the year ended December 31, 2010 are the first annual consolidated Financial Statements according to the IFRSs. The Company applied IFRS 1 in the preparation of these consolidated Financial Statements.

The transition date of the Company is January 1, 2009. The Company has prepared its opening balance sheet according to the IFRS on this date.

In preparing the Financial Statements according to IFRS 1, the Company applied the relevant mandatory exceptions and certain optional exemptions related to full retrospective application of the IFRS.

6.1.2      Exemptions of full retrospective application adopted by the Company

The Company chose to apply the following exemptions related to retrospective application:

(a)          Exemption of pension benefits

The Company chose to recognize all past actuarial gains and losses cumulatively at January 1, 2009. The application of this exemption is detailed in Note 31.

35 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(b)          Exemption for presentation of accumulated exchange conversion adjustments

The Company chose to adjust to zero the accumulated effects on the transition date for IFRS, arising from the conversion of Financial Statements and transition to IFRS. The Company recognized the conversion adjustments directly in a specific account in shareholders' equity.

(c)          Exemption for capitalization of costs of loans

The Company has chosen to apply the exemption provided for in IFRS 1 related to costs of loans and did not reprocess interest capitalizations previous to the transition date.

(d)         Exemption for initial treatment of IFRIC 12

The Company has chosen to apply the exemption provided for in IFRS 1 related to the infrastructure of assets classified as concession assets on the transition date and made the corresponding reclassifications based on the residual book value on January 1, 2009, due to the concession contracts of the Company being substantially pre-existing, not being feasible to take the retrospective adjustment into effect.

(e)         Use of attributed cost

The Company did not accounted for the value added of assets at their fair value. Given the imminence of the end of the concessions of a relevant part of the operations of the Company (in the year 2015) and considering the uncertainties related to the value of the indemnification, the historical cost was maintained as the base value of fixed assets. The Company understands that the fair value of its assets exceeds their book value, however, conservatively and taking into account the opinion of independent legal advisor as well as the assessment of the realization capability of its assets, the Company has concluded that the historical cost represents, at this moment, the best basis for the accounting measurement of fixed assets. The consideration of indemnification at book value was maintained uniformly for various relevant assumptions adopted in the impairment of assets and inclusion in the formation of the residual value of the assets.

Other exemptions provided for in IFRS 1 are not applicable to the Company and its subsidiaries.

6.1.3      Exceptions of retrospective application followed by the Company

The Company has applied the mandatory exception related to estimates in restrospective application, given that the estimates according to IFRS on January 1, 2009 and on December 31, 2009, are consistent with the estimates made on the same dates according to accounting standards adopted in Brazil.

Other mandatory exceptions in IFRS 1 were not applied, since there were no significant differences related to accounting standards adopted in Brazil in these areas or were not applicable to the Company:

•       Hedge accounting.

•       Reversal of financial assets and liabilities.

•       Non-controlling shareholders' interest.

36 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

6.2         Reconciliation between BR GAAP and IFRS

Presented below are the explanations regarding relevant adjustments in the balance sheets and in the income statement, and the reconciliations presenting the quantified transition effects.

(a)         Consolidation of SPE

Special purpose companies - SPE previously not consolidated, started to be consolidated in compliance with the IFRS. The Company started to take into effect the proportional consolidation of the investments qualifying as shared control from January 1, 2009

(b)         Retirement liabilities adjustment

The Company has chosen to apply the exemption of pension plans of IFRS 1. Additionally, the Company adopted the limit for recognition of the actuarial asset criteria as provided for in IFRIC 14, and the minimum coverage requirements also provided for in the referred standard. These adjustments were taken into effect substantially in the opening balance.

(c)          Use of public property - UBP

The Company accounted for the present value of the obligations of payment for use of public property, or onerous concession, as a liability, as a counterpart of an intangible asset on the transition date to IFRS.

(d)         Interest on capital - JCP and dividends

According to the accounting standards adopted in Brazil, interest on capital and dividends are recognized at the end of the fiscal year, even if the dividends have not been officially declared, but will take place in the following year.

(e)          Fixed assets

As provided for in the specific chart of accounts of the energy sector approved by ANEEL, in previous years there was the capitalization of various expenditures not qualifying as capitalizable expenses according to IAS 36. These expenses include: certain general and administrative expenses, interest on equity capitalized on work in progress, foreign exchange rate changes, late environmental expenses and others Brazilian Corporation Law established monetary restatement of non-monetary assets until the end of 1995, however, according to the definition of hyperinflationary economy under the terms of IAS 29, monetary restatement of the referred assets should have been calculated until 1997. The Company researched the referred expenses for electricity generation assets that remained classified as fixed assets. This research led to adjustments, and it should be taken into account, as well, the fact that the Company considers in the basis of the formation of the residual value of the fixed asset the object of reimbursement, of its book value.

(f)          Classification of cash and cash equivalents

The Company has investments in exclusive funds whose portfolio is substantially comprised of long‑term public securities, and the acquisition of such securities as a main basis is part of the investment profile. These securities have, in their majority, maturities longer than 90 days Investments of this nature started to be classified as short-term investments, according to IAS 7.

37 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(g)         Regulatory assets and liabilities

The electricity distribution companies registered, according to the accounting standards previously adopted, regulatory assets and liabilities subject to tariff adjustment in subsequent periods. These assets and liabilities are not provided for in the current accounting framework of IFRS and were reverted in all presented periods.

(h)         Investments

Certain investments in minority equity interest investments accounted for at cost under previously adopted accounting practices started to be accounted for at market value according to IAS 39 and were classified as available for sale.

(i)          Advances for future capital increase - AFAC

Advances previously classified in shareholders' equity were reclassified to non-current liabilities, given that they do not meet the conditions to be classified as equity instruments as specified in IAS 32.

(j)          Proposed dividends

Only the minimum mandatory dividends will be registered in liabilities in the Financial Statements before their approval. The dividend distribution proposed by the Management exceeding the minimum mandatory amount will be registered in shareholders' equity, in a specific account in revenue reserves, denominated proposed dividends reserve, and will be registered in liabilities after the approval at the Ordinary Shareholders' Meeting. Thus, the dividends registered in liabilities on January 1, 2009 and on December 31, 2009, referring to complementary dividend distribution proposed by the Management for the fiscal year, were reclassified in shareholders' equity accounts.

(k)         Net revenues

According to the accounting practices previously adopted, presentation of the Company's revenue in the statement income of segregated gross operating revenue, deductions of the gross operating revenue and net operating revenue. CPC 30 Revenues established that, for purposes of disclosure in the income statement, revenues will include solely the gross inflow of economic benefits received and receivable by the entity when arising from its own activities. The amounts charged on behalf of third parties, such as taxes on sales and the resources destined to research and development as determined by ANEEL, are not economic benefits flowing to the entity and do not increase the shareholders' equity; therefore, they will not be presented as revenues.

(l)          Retained earnings

Except for reclassification items, all adjustments above were accounted for against initial retained earnings at January 1, 2009.

The following reconciliation presents the quantified effect of the transition to IFRS on the following dates:

•       Balance Sheet at the transition date of January 1, 2009 (Note 6.2.1).

•       Balance Sheet at December 31, 2009 (Note 6.2.2).

•       Net income for the year ended December 31, 2009 (Note 6.2.3)

38 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

6.2.1      Reconciliation of the balance sheet at January 1, 2009

I              Parent Company

	P A R E N T C O M P A N Y
			01/01/2009
ASSETS	12/31/2008	IFRS	Opening Balance
	BR GAAP	ADJUSTMENTS	Sheet IFRS
CURRENT
Cash and cash equivalents	9,370,041	(6,638,802)	2,731,239
Restricted cash	734,386		734,386
Accounts receivable	1,709,569	(1,670,038)	39,531
Financial asset Itaipu	-	388,414	388,414
Financings and loans	2,697,114		2,697,114
Fuel Consumption Account	573,993		573,993
Investment remuneration	1,212,966	(700,569)	512,397
Marketable securities	-	6,638,802	6,638,802
Renegotiated credits	84,371	(84,371)	-
Taxes recoverable	1,418,353	(1,272,246)	146,107
Reimbursement rights	516,766	(516,766)	-
Other Debtors	171,165		171,165
Warehouse	1,879		1,879
Other	87,306	(6,424)	80,882
	18,577,909	(3,862,000)	14,715,909

NON CURRENT
LONG TERM ASSETS
Financings and loans	39,537,157		39,537,157
Accounts receivable	199,646	(199,646)	-
Marketable securities	613,374		613,374
Financial asset Itaipu	-	2,061,683	2,061,683
Deferred tax assets	1,348,168		1,348,168
Escrow deposits	-	407,304	407,304
Fuel Consumption Account	572,279		572,279
Reimbursement rights	4,312,809	(4,312,809)	-
Other	73,547	(30)	73,517
	46,656,980	(2,043,498)	44,613,482

Advances for corporate shares	730,281	1,348,398	2,078,679
	47,387,261	(695,100)	46,692,161

INVESTMENTS	43,682,716	(3,282,290)	40,400,426

FIXED ASSETS	25,494		25,494

INTANGIBLE	53,706		53,706
	43,761,916	(3,282,290)	40,479,626
TOTAL ASSETS	109,727,086	(7,839,390)	101,887,696

39 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	P A R E N T C O M P A NY
			1/1/2009
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2008		Opening Balance
	BR GAAP	ADJUSTMENTS	Sheet IFRS

CURRENT
Financings and loans	192,181		192,181
Compulsory loan	85,205	-	85,205
Suppliers	1,676,071	(1,445,709)	230,362
Advances from clients	15,381		15,381
Taxes and social contributions	1,363,854	(1,272,246)	91,608
Fuel Consumption Account	649,341		649,341
Shareholders’ remuneration	1,914,222	(257,836)	1,656,386
National Treasury Credits	72,236		72,236
Estimated liabilities	67,835		67,835
Reimbursement obligations	923,344	(443,476)	479,868
Other	78,910		78,910
	7,038,580	(3,419,267)	3,619,313

NON CURRENT
Financings and loans	11,159,700		11,159,700
National Treasury Credits	2,854,201	(2,450,772)	403,429
Suppliers			-
Compulsory loan	129,866		129,866
Taxes and social contributions	943,882	245,320	1,189,202
Shareholders’ remuneration			-
Fuel Consumption Account	572,279		572,279
Provisions for contingencies	1,009,514	407,304	1,416,818
Provision for unfunded liabilities in subsidiaries	353,921	1,520,641	1,874,562
Advances for future capital increase		4,287,353	4,287,353
Other	46,784		46,784
	17,070,147	4,009,846	21,079,993

SHAREHOLDERS’ EQUITY
Capital stock	26,156,567		26,156,567
Treasury stock	-		-
Capital reserves	26,048,342		26,048,342
Revaluation reserves	196,906	(196,906)	-
Profit retention	28,900,908		28,900,908
Retained earnings		-4086684	(4,086,684)
Asset valuation adjustments	28,285	168,621	196,906
Proposed Additional Dividend		257,836	257,836
Other comprehensive income		(285,485)	(285,485)
Minority interest			-
	81,331,008	(4,142,618)	77,188,390
Advances for future capital increase	4,287,353		-
	85,618,361	(4,142,618)	77,188,390
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	109,727,088	(3,552,039)	101,887,696

40 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

II            Consolidated

	C O N S O L I D A T E D
		IFRS	1/1/2009
ASSETS	12/31/2008	ADJUSTMENTS	Opening Balance
	BR GAAP	CONSOLIDATION	Sheet IFRS

CURRENT

Cash and cash equivalents	12,832,000	(7,304,532)	5,527,468
Restricted cash	734,386	(0)	734,386
Accounts receivable	4,341,459	(1,223,065)	3,118,394
Accounts receivable		3,118,394	3,118,394
Financial asset of concesson agreements		522,851	522,851
Financial asset - Itaipu		1,100,155	1,100,155
Financings and loans	1,493,271	6,149	1,499,420
Fuel Consumption Account	554,748	(3,854)	550,894
Investment remuneration	261,093	(199,142)	61,951
Marketable securities	-	7,439,509	7,439,509
Renegotiated credits	619,871	(619,871)	-
Deferred tax assets	2,081,850	(1,571,967)	509,883
Reimbursement rights	516,766	11,043	527,809
Other Debtors	377,879	(4,809)	373,070
Warehouse	759,963	(164,053)	595,911
Prepaid expenses	76,874	(31,596)	45,278
Financial instruments		52,640	52,640
Other	947,497	(584,553)	362,944
	25,597,657	543,300	26,140,957

NON CURRENT
LONG TERM ASSETS
Financings and loans	13,467,643	(62,465)	13,405,178
Renegotiated credits	2,070,302	(2,070,302)	-
Accounts receivable	-	1,874,062	1,874,062
Marketable securities	617,889	584	618,473
Stock of nuclear fuel	725,142	(4,848)	720,294
Financial asset of concesson agreements	-	20,821,244	20,821,244
Financial asset - Itaipu	-	24,119,962	24,119,962
Deferred tax assets	2,786,948	663,769	3,450,717
Escrow deposits		991,957	991,957
Fuel Consumption Account	572,279		572,279
Reimbursement rights	4,312,809	(4,312,809)	-
Financial instruments	-	40,050	40,050
Other	1,363,886	(351,644)	1,012,242
	25,916,898	41,709,560	67,626,458

Advances for corporate shares	4,027	1	4,028
	25,920,925	41,709,561	67,630,486

INVESTMENTS	5,896,865	(853,721)	5,043,144
		-
FIXED ASSETS	80,262,674	(43,767,016)	36,495,658
		-
INTANGIBLE		-
Contratos de concessão	-	1,328,055	1,328,055
Other	375,811	636,432	1,012,243
	86,535,350	(44,620,737)	43,879,100
TOTAL ASSETS	138,053,932	(2,367,876)	137,650,542

41 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	C O N S O L I D A T E D
			1/1/2009
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2008	IFRS	Opening Balance
	BR GAAP	ADJUSTMENTS	Sheet IFRS
CURRENT
Financings and loans	1,714,611	(579,115)	1,135,497
Compulsory loan	85,205	741	85,946
Suppliers	2,594,567	(90,274)	2,504,293
Advances from clients	53,159	-	53,159
Taxes and social contributions	2,075,726	(1,265,190)	810,536
Fuel Consumption Account	670,482	(2,856)	667,626
Shareholders’ remuneration	1,948,109	(260,661)	1,687,448
National Treasury Credits	72,236	-	72,236
Estimated liabilities	550,573	50,088	600,661
Reimbursement obligations	923,344	(443,476)	479,868
Complementary pension plan	502,699	7,498	510,197
Provisions for contingencies	1,481,709	(1,178,257)	303,452
Regulatory fees	708,285	(13,038)	695,247
Leasing	-	106,435	106,435
Concessions payable	-	-	-
Financial instruments	-	296134	296,134
Other	906,311	(253,895)	652,417
	14,287,017	(3,625,866)	10,661,151

NON CURRENT
Financings and loans	18,297,562	8,612,669	26,910,231
National Treasury Credits	2,854,201	(2,450,772)	403,429
Suppliers	-	-	-
Global Reversion Reserve RGR	7,193,770	(7,193,770)	-
Compulsory loan	129,866	-	129,866
Taxes and social contributions	2,713,664	(241,492)	2,472,172
Shareholders’ remuneration	-	-	-
Decommission obligations	266,168	-	266,168
Advances from clients	1,018,488	-	1,018,488
Fuel Consumption Account	1,432,982	(19,943)	1,413,039
Provisions for contingencies	1,695,556	2,074,109	3,769,666
Complementary pension plan	1,567,002	612,842	2,179,845
Provision for unfunded liabilities in subsidiaries	-	(1)	(1)
Reimbursement obligations	-	-	-
Leasing	-	1,685,071	1,685,071
Concessions payable	-	656,249	656,249
Advances for future capital increase	-	4,287,353	4,287,353
Financial instruments	-	40,050	40,050
Other	746,628	357,133	1,103,761
	37,915,887	8,419,499	46,335,386

MINORITY INTEREST	232,668	(232,668)	-

SHAREHOLDERS’ EQUITY
Capital stock	26,156,567	0	26,156,567
Treasury stock	-	0	-
Capital reserves	26,048,342	0	26,048,342
Revaluation reserves	196,906	(196,906)	-
Profit retention	28,900,908	0	28,900,908
Retained earnings	-	(4,086,684)	(4,086,684)
Asset valuation adjustments	28,285	168,621	196,906
Proposed Additional Dividend		257,836	257,836
Other comprehensive income		(285,485)	(285,485)
Minority interest		121,516	121,516
	81,331,008	(4,021,102)	77,309,906
Advances for future capital increase	4,287,351		-
	85,618,359	(4,021,102)	77,309,906
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,053,932	772,531	134,306,443

42 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

6.2.2     Reconciliation of the balance sheet on December 31, 2009

I              Parent Company

	P A R E N T C O M P A N Y
ASSETS	12/31/2009	IFRS	12/31/2009
	BR GAAP	ADJUSTMENTS	IFRS
CURRENT
Cash and cash equivalents	12,495,719	(6,919,179)	5,576,540
Restricted cash	1,341,719		1,341,719
Accounts receivable	1,611,189	(1,526,524)	84,665
Financial asset - Itaipu		267,408	267,408
Financings and loans	3,539,436		3,539,436
Fuel Consumption Account	375,558		375,558
Investment remuneration	1,483,062	(915,241)	567,821
Marketable securities	-	6,919,179	6,919,179
Renegotiated credits	51,786	(51,786)	-
Taxes recoverable	701,025	380,642	1,081,667
Reimbursement rights	278,239	(278,239)	-
Other Debtors	382,315		382,315
Warehouse	1,960		1,960
Other	141,943	(20,802)	121,141
	22,403,951	(2,144,542)	20,259,409

NON CURRENT
LONG TERM ASSETS
Financings and loans	25,177,898		25,177,898
Accounts receivable	104,337	(104,337)	-
Marketable securities	682,624	-	682,624
Financial asset - Itaipu		874,420	874,420
Deferred tax assets	2,493,243	(601,235)	1,892,008
Escrow deposits	-	489,890	489,890
Fuel Consumption Account	1,074,402		1,074,402
Reimbursement rights	1,803,348	(1,803,348)	-
Other	141,992		141,992
	31,477,844	(1,144,610)	30,333,234

Advances for corporate shares	9,926,015	1,858,603	11,784,618

	41,403,859	713,993	42,117,852

INVESTMENTS	44,024,992	(1,343,795)	42,681,197

FIXED ASSETS	30,899		30,899

INTANGIBLE	51,855		51,855

	44,107,746	(1,343,795)	42,763,951

TOTAL ASSETS	107,915,556	(2,774,344)	105,141,212

43 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	P A R E N T C O M P A N Y
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2009	IFRS	12/31/2009
	BR GAAP	ADJUSTMENTS	IFRS

CURRENT

Financings and loans	230,045		230,045
Compulsory loan	12,941		12,941
Suppliers	1,509,907	(1,202,898)	307,009
Advances from clients	24,108		24,108
Taxes and social contributions	236,560	(220,593)	15,967
Fuel Consumption Account	923,535		923,535
Shareholders’ remuneration	3,526,522	(370,755)	3,155,767
National Treasury Credits	76,036		76,036
Estimated liabilities	9,448		9,448
Reimbursement obligations	1,264,046	(407,045)	857,001
Complementary pension plan	37,448	(37,448)	-
Other	45,130	37,447	82,577
	7,895,726	(2,201,292)	5,694,434

NON CURRENT
Financings and loans	12,528,895		12,528,895
National Treasury Credits	1,344,571	(1,033,265)	311,306
Compulsory loan	127,358		127,358
Taxes and social contributions	-	70,266	70,266
Shareholders’ remuneration	7,697,579		7,697,579
Fuel Consumption Account	908,832		908,832
Provisions for contingencies	827,685	489,890	1,317,575
Complementary pension plan	101,472		101,472
Provision for unfunded liabilities in subsidiaries	53,660	2,159,460	2,213,120
Advances for future capital increase	-	4,712,825	4,712,825
Other	337,993	126949	211,044
	23,928,045	6,272,227	30,200,272

SHAREHOLDERS’ EQUITY
Capital stock	26,156,567		26,156,567
Capital reserves	26,048,342		26,048,342
Revaluation reserves	179,427	(179,427)	-
Profit retention	19,009,667	1	19,009,668
Retained earnings		(3,345,744)	(3,345,744)
Asset valuation adjustments	(15,043)	194,470	179,427
Proposed Additional Dividend		370,755	370,755
Other comprehensive income		827,491	827,491
	71,378,960	(2,132,454)	69,246,506
Advances for future capital increase	4,712,825	(4,712,825)	-
	76,091,785	(6,845,279)	69,246,506
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	107,915,556	(2,774,344)	105,141,212

44 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

II            Consolidated

	C O N S O L I D A T E D
ASSETS	12/31/2009	IFRS ADJUSTMENTS	12/31/2009
	BR GAAP	CONSOLIDATION	IFRS
CURRENT
Cash and cash equivalents	15,398,093	(6,780,799)	8,617,294
Restricted cash	1,341,719	(0)	1,341,719
Consumidores e revendedores	4,260,617	(4,260,617)	-
Accounts receivable	-	3,102,079	3,102,079
Financial asset of concession agreements	-	715,720	715,720
Financial asset Itaipu	-	854,656	854,656
Financings and loans	1,922,866	3,327	1,926,193
Fuel Consumption Account	375,558	502,275	877,833
Investment remuneration	340,607	(261,881)	78,726
Marketable securities	-	7,662,640	7,662,640
Renegotiated credits	421,922	(421,922)	-
Deferred tax assets	1,120,239	206,694	1,326,933
Reimbursement rights	946,212	(724,693)	221,519
Other Debtors	582,749	19,982	602,731
Warehouse	859,285	(184,181)	675,104
Prepaid expenses	88,176	(29,411)	58,765
Financial instruments	-	227,540	227,540
Other	536,922	(25,150)	511,773
	28,194,966	606,260	28,801,225

NON CURRENT
LONG TERM ASSETS
Financings and loans	9,836,412	3,416	9,839,828
Renegotiated credits	1,523,630	(1,523,630)	-
Accounts receivable		1,431,080	1,431,080
Marketable securities	687,291	(103)	687,188
Stock of nuclear fuel	755,434	-	755,434
Financial asset of concession agreements	-	22,352,102	22,352,102
Financial asset Itaipu	-	16,744,837	16,744,837
Deferred tax assets	4,581,036	(87,813)	4,493,223
Escrow deposits	-	1521317.359	1,521,317
Fuel Consumption Account	1,074,402	99,178	1,173,580
Reimbursement rights	1,842,309	(1,842,309)	-
Financial instruments	-	228,020	228,020
Other	712,452	53,694	766,145
	21,012,966	38,979,789	59,992,755

Advances for corporate shares	4,000		4,000
	21,016,966	38,979,789	59,996,755

INVESTMENTS	6,816,146	(1,528,039)	5,288,107

FIXED ASSETS	77,261,818	(35,664,213)	41,597,605

INTANGIBLE	-
Contratos de concessão	-	991879	991,879
Other	526,764	506,040	1,032,804
	84,604,728	(37,192,252)	48,910,395
TOTAL ASSETS	133,816,660	2,393,797	137,708,376

45 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	C O N S O L I D A T E D
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2009	IFRS ADJUSTMENTS	12/31/2009
	BR GAAP	CONSOLIDATION	IFRS

CURRENT
Financings and loans	998,626	116,649	1,115,275
Compulsory loan	12,941	734	13,675
Suppliers	3,471,735	(392,121)	3,079,614
Advances from clients	63,400	-	63,400
Taxes and social contributions	1,144,100	(180,735)	963,365
Fuel Consumption Account	923,535	-	923,535
Shareholders’ remuneration	3,553,545	-339095.4716	3,214,450
National Treasury Credits	76,036	-	76,036
Estimated liabilities	832,535	(160,321)	672,214
Reimbursement obligations	1,264,046	(407,045)	857,001
Complementary pension plan	423,087	(71,938)	351,149
Provisions for contingencies	121,526	131,182	252,708
Regulatory fees	596,468	(7,035)	589,433
Leasing	-	108827	108,827
Concessions payable	-	0	-
Financial instruments		40050	40,050
Other	681,843	267,270	949,113
	14,163,424	(893,579)	13,269,844
NON CURRENT
Financings and loans	16,791,118	11,601,424	28,392,542
National Treasury Credits	1,344,571	-1,033,265	311,306
Suppliers		-	-
Global Reversion Reserve RGR	7,656,946	-7656946	-
Compulsory loan	127,358	-	127,358
Taxes and social contributions	1,155,410	118,480	1,273,890
Shareholders’ remuneration	7,697,579	-	7,697,579
Decommission obligations	215,306	108,020	323,326
Advances from clients	978,980	-	978,980
Fuel Consumption Account	908,832	435,548	1,344,380
Provisions for contingencies	2,302,017	1,226,900	3,528,917
Complementary pension plan	2,000,398	-8,387	1,992,012
Provision for unfunded liabilities in subsidiaries		-	-
Reimbursement obligations		-	-
Leasing		1639448	1,639,448
Concessions payable		761131	761,131
Advances for future capital increase		4712825	4,712,825
Financial instruments		228020	228,020
Other	2,177,792	-430,024	1,747,768
	43,356,307	11,703,174	55,059,482

MINORITY INTEREST	205,144	(205,144)	-

SHAREHOLDERS’ EQUITY
Capital stock	26,156,567	0	26,156,567
Treasury stock	-	0	-
Capital reserves	26,048,342	0	26,048,342
Revaluation reserves	179,427	179427	-
Profit retention	19,009,667	1	19,009,668
Retained earnings		(3,345,744)	(3,345,744)
Asset valuation adjustments	(15,043)	194,470	179,427
Proposed Additional Dividend		370,755	370,755
Other comprehensive income		827491.1062	827,491
Minority interest		132,543	132,543
	71,378,960	(1,999,910)	69,379,050
Advances for future capital increase	4,712,825	(4,712,825)	-
	76,091,785	(6,712,735)	69,379,050
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	133,816,660	4,096,860	137,708,376

46 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

6.2.3     Reconciliation of the income statement at December 31, 2009

I              Parent Company

	P A R E N T C O M P A N Y
	12/31/2009	IFRS	12/31/2009
	BR GAAP	ADJUSTMENTS	IFRS

NET OPERATING REVENUES	9,438,727	(4,772,741)	4,665,986

OPERATING EXPENSES
Personnel Supplies and Services	434,499		434,499
Profit sharing for employees and management	27,000		27,000
Electricity purchased for reselling	7,298,919	(5,699,187)	1,599,732
PASEP and COFINS	43,159	(43,159)	-
Depreciation and amortization	6,075		6,075
Operating provisions	1,109,291	225,400	1,334,691
Donations and contributions	183,045		183,045
Other	65,342		65,342
	9,167,330	(5,516,947)	3,650,383

OPERATING INCOME BEFORE THE FINANCIAL RESULT	271,397	744,206	1,015,603

FINANCIAL RESULT
Financial Revenues
Revenues from interest, commissions and taxes	3,884,310		3,884,310
Revenue from financial investments	1,147,357		1,147,357
Arrears surcharge on electricity	3,782	(3,264)	518
Monetary restatement	175,509		175,509
Other financial revenues	106,407		106,407

Financial Expenses
Debt charges	(643,592)		(643,592)
Charges on shareholders'	(1,422,982)		(1,422,982)
Exchange rate variations	(4,618,216)		(4,618,216)
	(1,367,425)	(3,264)	(1,370,689)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTIONS	(1,096,028)	740,942	(355,086)

Income tax	932,493		932,493
Social contribution on net income	334,061		334,061

NET INCOME OF THE YEAR	170,527	740,942	911,469

ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	170,527		911,469
ATTRIBUTABLE TO NON CONNTROLLING SHAREHOLDERS	-		-

47 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

II            Consolidated

	C O N S O L I D A T E D
	12/31/2009	IFRS ADJUSTMENTS	12/31/2009
	BR GAAP	CONSOLIDATION	IFRS
NET OPERATING REVENUES	27,652,513	(2,940,577)	24,711,937

OPERATING EXPENSES		-
Personnel Supplies and Services	6,453,314	32,904	6,486,218
Profit sharing for employees and management	207,482	77,052	284,534
Electricity purchased for reselling	6,122,533	(2,541,137)	3,581,396
Fuel for electricity production	742,372	13,913	756,285
PASEP and COFINS	1,504,665	(1,504,665)	-
Use of the grid	1,270,463	(7,055)	1,263,408
Remuneration and indemnification	1,184,482	3,550	1,188,032
Depreciation and amortization	2,397,874	(773,628)	1,624,246
Amortization – Assets linked to Distribution	-	-	-
Operation and maintenance distribution	-	-	-
Construction	-	1,723,960	1,723,960
Operation and maintenance Transmission	-	-	-
Construction Transmission	-	-	-
Depreciation and amortization – Fixed Assets and Intangible	-	-	-
Operating provisions	1,516,796	623,610	2,140,406
Itaipu’s income to offset	669,675	(1)	669,675
Donations and contributions	237,872	106	237,978
Other	904,351	(199,903)	704,449
	23,211,880	(2,551,294)	20,660,585

OPERATING INCOME BEFORE THE FINANCIAL RESULT	4,440,634	(389,283)	4,051,351

FINANCIAL RESULT

Financial Revenues
Revenues from interest, commissions and taxes	1,037,626	(2,139)	1,035,487
Revenue from financial investments	1,416,513	48,269	1,464,782
Arrears surcharge on electricity	200,148	27,997	228,145
Monetary restatement	334,699	21,323	356,023
Other financial revenues	-	736,766	736,766

Financial Expenses	-	-	-
Debt charges	(1,686,761)	(71,712)	(1,758,473)
Leasing charges	0	(213,470)	(213,470)
Charges on shareholders’ resources	(1,467,632)	(1,081)	(1,468,713)
Exchange rate variations	(3,979,338)	(39,304)	(4,018,643)
Other financial expenses	(1,129,157)	1,129,157	-
	(5,273,903)	1,635,806	(3,638,097)

OTHER (EXPENSES) AND REVENUES	(97,697)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTIONS	(930,966)	1,246,523	413,254

Income tax	887,304	(251,429)	635,875
Social contribution on net income	309,115	(108,105)	201,010

NET INCOME OF THE YEAR	265,453	886,989	1,250,139

ATTRIBUTABLE TO CONTROLLING SHAREHOLDERS	170,526	740,942	911,467
ATTRIBUTABLE TO NON CONNTROLLING SHAREHOLDERS	94,927	243,745	338,673

48 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

6.2.4     Effects in each quarter of 2009 and 2010, on compliance with CVM Deliberation No. 656, of January 25, 2011

				(Amounts expressed in R$ Million)

	P A R E N T C O M P A N Y A N D C O N S O L I D A T E D
Reconciliation of Shareholders’ Equity
	2009			2010
Period ended on	3/31/2009	6/30/2009	9/30/2009	3/31/2010	6/30/2010	9/30/2010

Disclosed Shareholders’ Equity	86,111	84,360	85,121	76,968	78,049	78,965

Dividends	68	(68)	-	84	(84)	-

IAS 16 – Fixed Assets	(168)	(1,023)	1,160	(1,348)	(273)	(222)

Derivatives	-	-	-	(187)	187	-

Leasing	(487)	(1)	(1)	(518)	(28)	(28)

Regulatory assets	(327)	(23)	(29)	(408)	(45)	80

IFRIC 12 Transmission	70	(70)	41	92	8	18

IFRIC 12 Distribution	-	(2)	(3)	(5)	8	8

Post employment benefits	(493)	(12)	(14)	(137)	(1)	(3)

Reclassifications	467	(1,677)	65	(3,985)	(356)	(158)

Restated Shareholders’ Equity	85,240	81,484	86,340	70,555	77,466	78,660

	P A R E N T C O M P A N Y A N D C O N S O L I D A T E D
Reconciliation of Income Statement
	2009			2010
Quarter ended on:	3/31/2009	6/30/2009	9/30/2009	3/31/2010	6/30/2010	9/30/2010

Disclosed net income (loss)	101	(2,091)	454	738	995	800

IAS 16 – Fixed Assets	28	-	154	(44)	8	13

Derivatives	-	70	-	-	-	-

Leasing	(1)	-	(3)	(95)	(276)	(214)

Regulatory assets	(63)	-	(110)	(19)	25	(88)

IFRIC 12 Transmission	42	8	49	(184)	812	996

IFRIC 12 DistributionIFRIC 12 Transmission	-	91	10	(9)	96	284

Post employment benefits	(11)	(56)	(40)	22	50	269

Reclassifications	(2)	-	(2)	-	-	10

Restated income statement	94	(1,978)	511	409	1,713	2,071

Considering the extension and the complexity of the changes introduced by the CPCs/IFRS, the Company is disclosing the effects in the quarterly information, in order to comply with deliberation CVM No. 656, based on its best understanding.

This quarterly information was subject to special review procedures by the independent auditors of the Company according to the requirements of the Brazilian Securities and Exchange Commission for quarterly information (NPA 06 of IBRACON), including adjustments arising from adopting the new accounting practices, not being, therefore, subject to audit procedures.

49 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

7              Cash, Cash Equivalents and Restricted Cash

	Parent Company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009

I - Cash and Cash Equivalents:
Cash and Banks	-	27,119	8,548	762,332	705,126	477,357
Financial Investments	5,598,702	5,549,421	2,722,691	8,457,837	7,912,168	5,050,111

	5,598,702	5,576,540	2,731,239	9,220,169	8,617,294	5,527,468

II - Restricted Cash:
CCC (Fuel Consumption Account)	1,287,256	475,565	156,354	1,287,255	475,565	156,354
Trading of Itaipu's Electricity	13,175	145,497	151,135	13,175	145,497	151,135
PROINFA	757,787	720,657	426,897	757,788	720,657	426,897

	2,058,218	1,341,719	734,386	2,058,218	1,341,719	734,386

	7,656,920	6,918,259	3,465,625	11,278,387	9,959,013	6,261,854

Financial resources are held with the Banco do Brasil S.A., according to specific laws for mixed capital corporations under federal government control, enacted by Decree-law No. 1.290, of December 3, 1973, and amendments from Resolution 2.917 of December 19, 2001 of the Brazilian Central Bank, which set forth new mechanisms for companies under indirect federal administration

The financial investments, with immediate liquidity, are in extra-market investment funds, whose yield is based on the average SELIC interest rate.

8             Marketable Securities

Eletrobras and its subsidiaries classify the securities as held to maturity, based on the management strategies for these assets.

The securities held to maturity are recorded at the acquisition cost, plus interest and monetary adjustments, with impacts on the income statement.

An adjustment to the fair value is made regarding the founders' shares.

Securities presented in current assets are intended for trading.

CFT-E1 securities and investment certificates arising from FINOR (Northeast Investment Fund) and FINAM (Amazon Investment Fund) tax incentives are adjusted by provisions for losses upon their realization, and therefore, are presented at net value:

50 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	Parent Company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009

Current
LFT	5,325,193	6,661,984	5,869,099	6,281,655	7,403,318	6,669,806
LTN	420,233	219,990	656,088	426,077	222,117	656,088
NTN	66,528	37,188	114,684	66,528	37,188	114,684
Future ID (Interbank Deposits)	(187)	17	(1,069)	(187)	17	(1,069

	5,811,767	6,919,179	6,638,802	6,774,073	7,662,640	7,439,509

Non-current
CFT	248,950	225,176	208,760	248,950	225,176	208,760
FINAM	620	620	6,422	620	620	6,422
FINOR	2,945	3,488	3,398	2,945	3,488	3,398
NTN	155,106	145,353	133,360	158,403	149,794	137,427
Return on Parnership	158,884	149,818	165,442	158,884	149,818	165,442
Founders' Shares	194,761	157,685	90,697	194,761	157,685	90,697
Others	484	483	5,295	5,342	607	6,328

	761,750	682,623	613,374	769,905	687,188	618,474

The details of marketable securities are as follows:

					Parent Company

				December	December	January
Securities	Trustee	Maturity	Index	31, 2010	31, 2009	1, 2009

Current
LFT	Banco do Brasil			5,325,193	6,661,984	5,869,099
LTN	Banco do Brasil			420,233	219,990	656,088
NTN- B	Banco do Brasil			51,616
NTN- F	Banco do Brasil			14,912	37,188	114,684
Future ID (Interbank Deposits)	Banco do Brasil			(187)	17	(1,069

				5,811,767	6,919,179	6,638,802

Non-current
CFT-E1	Banco do Brasil	08/01/2012	IGP-M	248,950	225,176	208,760
FINAM	Banco da Amazônia			620	620	6,422
FINOR	Banco do Nordeste			2,945	3,488	3,398
NTN-P: 740100	Banco do Brasil	03/21/2018		2	2	2
NTN-P: 741536	Banco do Brasil	03/01/2012		80,733	75,650	69,408
NTN-P: 741566	Banco do Brasil	06/01/2012		58,471	54,790	50,269
NTN-P: 741806	Banco do Brasil	02/26/2012		15,865	14,878	13,651
NTN-P: 741806	Banco do Brasil	07/09/2012		28	27	24
NTN-P: 741806	Banco do Brasil	11/17/2014				6
NTN-P: 741806	Banco do Brasil	12/28/2014		7	7
Partnership Yields	Banco do Brasil			158,884	149,818	165,442
Founders' Shares	Banco do Brasil	10/02/2032		194,761	157,685	90,697
Other	Banco do Brasil			484	483	5,295

				761,750	682,624	613,374

51 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

					Consolidated

				December	December	January
Securities	Trustee	Maturity	Index	31, 2010	31, 2009	1, 2009

Current
LFT	Banco do Brasil			6,281,655	7,403,318	6,669,806
LTN	Banco do Brasil			426,077	222,117	656,088
NTN- B	Banco do Brasil			51,616
NTN- F	Banco do Brasil			14,912	37,188	114,684
Future ID (Interbank Deposits)	Banco do Brasil			(187)	17	(1,069

				6,774,073	7,662,640	7,439,509

Non-current
CFT-E1	Banco do Brasil	08/01/2012	IGP-M	248,950	225,176	208,760
FINAM	Banco da Amazônia			620	620	6,422
FINOR	Banco do Nordeste			2,945	3,488	3,398
NTN-P: 740100	Banco do Brasil	03/21/2018		2	2	2
NTN-P: 741536	Banco do Brasil	03/01/2012		80,733	75,650	69,408
NTN-P: 741566	Banco do Brasil	06/01/2012		58,471	54,790	50,269
NTN-P: 741806	Banco do Brasil	02/26/2012		15,865	14,878	13,651
NTN-P: 741806	Banco do Brasil	07/09/2012		28	27	24
NTN-P: 741806	Banco do Brasil	11/17/2014				6
NTN-P: 741806	Banco do Brasil	12/28/2014		7	7
NTN-P:	Banco do Brasil	03/21/2018	TR+6% py	2	1	1
NTN-P:	Banco do Brasil	12/28/2015	TR+6% py	126	122	120
NTN-P:	Banco do Brasil	12/28/2014	TR+6% py	3	3	3
NTN-P:	Banco do Brasil	03/21/2018	TR+6% py		1,331	1,279
ELET	Banco do Brasil					876
NTN-P 740100	Banco do Brasil	12/28/2015	TR+6% py	772	724	673
NTN-P 740100	Banco do Brasil	01/01/2020	TR+6% py	1	1	1
NTN-P 740100	Banco do Brasil	01/01/2021	TR+6% py	1	1	1
NTN-P 741806	Banco do Brasil	07/09/2012	TR+6% py	744	697	653
NTN-P 741806	Banco do Brasil	07/22/2013	TR+6% py	3	3	3
NTN-P 741806	Banco do Brasil	06/16/2015	TR+6% py	27	26	24
TDA	Banco do Brasil	Until 2019	TR+3% py	4,739	-	-
NTN-P:	Banco do Brasil	07/09/2012	TR+6% py	358	344	330
NTN-P:	Banco do Brasil	07/09/2014	TR+6% py	170	164	157
NTN-P:	Banco do Brasil	12/28/2015	TR+6% py	318	304	291
NTN-P 741806	Banco do Brasil	07/09/2012	TR+6% py	610	571	531
NTN-B 760199	Banco do Brasil	05/15/2017	TR+6% py	117	106
NTN-P 740100	Banco do Brasil	01/01/2024	TR+6% py	7	6
NTN-P 740100	Banco do Brasil	01/01/2025	TR+6% py	38	36
Telemar NL ON TMAR3	BNDES			2	2	2
Telemar NL PNA TMAR5	BNDES			20	25	25
ELET'S NTB-B 760199	Banco do Brasil			94	94	94
CPRM - CERT, 023,994,1	Unidentified			3	3	3
Amazônia Celular TMAC3B	BNDES					20
Amazônia Celular TMAC11B	BNDES					12
Partnership Yields	Banco do Brasil			158,884	149,818	165,442
Founders' Shares	Banco do Brasil	10/02/2032		194,761	157,685	90,697
Other	Banco do Brasil			484	483	5,296

				769,905	687,188	618,474

(a)          CFT- E1 - Public securities with remuneration equivalent to the IGP-M variation, interest-free, with redemption date fixed as of August 2012. The parent company maintains a provision for market value adjustment on the reference date of December 31, 2010, in the amount of R$ 93,673 (December 31, 2009 - R$ 84,728), calculated based on accrued liabilities executed in the capital market and presented as offsetting the respective asset.

(b)          NTN-P - Public securities received as payment for transfer of equity investments in the scope of the National Privatization Program - PND. These securities have a remuneration equivalent to the variation in the Referential Fee - TR, disclosed by the Brazilian Central Bank, with an interest rate of 6% per annum (p.a.) on the updated value with a redemption date fixed as of February 2012.

52 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(c)           PARTNERSHIP YIELDS - Refers to yields arising from investments in partnership regimes, corresponding to an average remuneration equivalent to the variation in the IGP-M plus interest of 12% and 13% p.a. on the transferred capital, as shown below:

	Parent Company and Consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

EATE	23,214	41,327	49,353
Tangará	96,782	73,320	64,620
Elejor			16,226
Guascor	38,187	29,680	26,396
Other	701	5,491	8,846

	158,884	149,818	165,441

(d)          FOUNDERS' SHARES - Securities acquired due to restructuring of Eletrobras' investment in INVESTCO S.A. These assets ensure annual yields equivalent to 10% of the profit of the companies mentioned below, paid along with the dividends, and will be redeemed at maturity, anticipated for October 2032, by means of its conversion into preferred shares of the aforementioned companies' capital stock, as shown below:

	Parent Company and Consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

Paulista Lajeado	506,350	506,350	506,350
Ceb Lajeado	151,225	151,225	151,225

Face Value	657,575	657,575	657,575

Present value adjustment	(457,815)	(494,890)	(561,878

Fair Value	199,760	162,685	95,697

(e)          OTHERS - Substantially refers to investment certificates arising from FINOR/FINAM tax incentives destined for projects in the operating area of the subsidiaries Chesf and Eletronorte. The Company maintains a provision for losses on its realization, established based on market value, in the amount of R$ 291,772 (December 31, 2009 - R$ 291,817 and January 1, 2009 - R$ 283,690) and presented as reducing the respective asset.

The exclusive funds portfolio is classified in the table above according to its nature.

53 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

9             Accounts Receivable

I              Electricity trading - PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a negative net result in the fiscal year 2010 of R$ 97,787 (December 31, 2009 - positive R$ 377,133 and January 1, 2009 - R$ 35,643), not causing any effect on the net result of Eletrobras' fiscal year. This amount was included under the item "Reimbursement Obligations".

II            Operations at the Electricity Trading Chamber - CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the Chamber.

The subsidiary Furnas maintains credits in the amount of R$ 293,560, related to electricity trading in the scope of the MAE, concerning the period from September 2000 to September 2002, whose financial settlement is suspended due to restraining orders granted in lawsuits proposed by electricity distribution concessionaires against ANEEL and MAE, now known as CCEE. Given the uncertainty of its realization, the subsidiary Furnas maintains Allowances for Doubtful Accounts, in an amount equivalent to the total credit, established in 2007.

According to the rules established in the Electricity Sector General Agreement, the resolution of these disputes would imply a new calculation, which would be the object of a settlement between the parties without CCEE's intervention. In this situation, it is the Management's intention to maintain negotiations, with ANEEL's and CCEE's participation, aiming at restructuring credits, so as to enable a negotiated solution for its settlement.

III          Allowance for doubtful accounts

The Subsidiaries establish and maintain allowances, in compliance with ANEEL rules, based on the analysis of the amounts of past due accounts receivable and the history of losses, the amount of which is deemed by the Subsidiaries' management as sufficient to cover occasional losses on the realization of these assets. The balance is composed as follows:

			Consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

Consumers and Resellers
Companhia Energética do Amapá	912,041	727,425	871,017
Renegotiated Credits	20,356	23,576	13,582
Others	188,859	160,593	88,369

	1,121,256	911,594	972,968

Distributors' Consumers	716,080	768,185	630,237

CCEE (Electricity Trading Chamber) -
Short-term Energy	293,560	293,560	293,560

	2,130,896	1,973,339	1,896,765

54 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Changes in the allowance of doubtful accounts of consolidated electricity consumers and resellers are as follows:

Balance at January 1, 2009	1,896,765

(+) Complement	346,207
(-) Reversals/Write-off	(269,633)

Balance at December 31, 2009	1,973,339
(+) Complement	338,042
(-) Reversals/Write-off	(180,485)

Balance at December 31, 2010	2,130,896

Constitution and write-off of the allowance of doubtful accounts were registered in the income statement as "Operating Provisions" (Note 42). The amounts recognized as allowance for doubtful accounts are registered as a definite loss when there is no expectation to recover the resources.

55 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

For tax purposes, the surplus provision established in relation to the provisions of Law No. 9.430/1996 has been added to the Real Profit calculation for purposes of calculating the Income Tax - IRPJ and, also, set the calculation basis for the Social Contribution on the Net Income - CSLL.

	CONSOLIDATED
	12/31/2010				12/31/2010		39814
CURRENT	Maturing	Past due until 90 days	+ than 90 days	Total	Total		Total

AES ELETROPAULO	117,182	-	-	117,182	95,435		79,761
AES SUL	28,064	-	-	28,064	21,289		19,071
AMPLA	42,731	-	-	42,731	38,824		35,394
ANDE	42,224	-	-	42,224	52,051		55,251
EBE	13,546	-	1,601	15,147	15,220		13,043
CEA	14,325	35,010	877,031	926,366	727,425		566,283
CEB	11,650	-	-	11,650	13,245		25,961
CEEE-D	37,878	-	12	37,890	30,570		28,576
CELESC	50,436	-	-	50,436	40,005		14,835
CELG	43,489	-	-	43,489	36,541		34,315
CELPA	47,125	-	-	47,125	41,434		43,364
CELPE	44,451	-	-	44,451	42,217		48,250
CEMAR	32,427	-	-	32,427	27,709		30,259
CEMIG	85,137	-	-	85,137	81,464		71,246
CESP	2,799	-	-	2,799	3,269		2,798
COELCE	31,451	-	-	31,451	31,674		30,752
COELBA	75,665	-	1,733	77,398	64,440		64,685
COPEL	101,704	-	-	101,704	88,008		81,710
CPFL	19,400	-	-	19,400	24,724		20,280
ELEKTRO	55,185	-	-	55,185	48,692		47,779
ENERSUL	14,587	-	-	14,587	14,697		13,048
ESCELSA	24,464	-	2,834	27,298	19,392		16,776
LIGHT	84,798	-	-	84,798	78,330		66,521
PIRATININGA	3,379	-	-	3,379	8,824		3,883
RGE	3,907	-	-	3,907	6,746		6,357
CCEE (Electricity Trading Chamber) Trading	229,121	43,681	296,148	568,950	365,432		308,646
Use of the Grid	435,840	4,481	28,318	468,639	431,676		414,424
PROINFA	287,444	7,672	133,513	428,629	84,664		39,530
Consumers	422,100	211,393	317,948	951,441	1,003,780		917,876
Government	74,103	46,834	333,397	454,334	461,653	#	487,281
Celg	-	-	52,474	52,474	20,691		24,460
AES SUL	-	-	-	-	-		-
CEMIG	-	-	-	-	-		16,624
States debt rollover	-	-	128,635	128,635	150,286		128,399
National Treasury	-	-	96,459	96,459	130,186		113,236
Casal	-	-	7,000	7,000	6,463		5,125
Agepisa	-	-	-	-	-		-
Other	555,533	54,352	434,230	1,044,115	768,362		1,139,358
(-) PCLD	-	-	(2,130,896)	(2,130,896)	(1,973,339)	#	(1,896,765)

	3,032,145	403,423	580,437	4,016,006	3,102,079		3,118,392

NON-CURRENT

Celg	-	-	141,037	141,037	222,544		286,097
AES SUL	-	-	-	-	-		-
Foreign Debt Restructuring Agreement - Guarantee	-	-	119,769	119,769	110,274		171,810
States debt rollover	-	-	544,043	544,043	490,718		547,831
National Treasury	-	-	455,789	455,789	406,684		458,379
Casal	-	-	107,266	107,266	99,974		97,542
Other	-	-	102,311	102,311	100,886		312,404

	-	-	1,470,215	1,470,215	1,431,080		1,874,063

	3,032,145	403,423	2,050,652	5,486,220	4,533,159		4,992,456

56 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

IV           Renegotiated credits

Renegotiated credits are formalized by means of contracts for installments of debts accumulated by the debtors, with the calculation of interest and monetary restatement and fixed terms to amortize principal and charges, and they are considered recoverable by the Company's Management, highlighting the following:

(a)         Derived from electricity transferred to CELG

In 2003, Eletrobras renegotiated credits derived from the transfer of energy from Itaipu Binacional to CELG, subrogated by Furnas to Eletrobras, in the amount of R$ 392,021. The renegotiation provides for the realization of these credits upon direct transfer by the distributor's collector financial institution, of 3.34% of its monthly gross revenue. The installments have an estimated term of 216 months for their total discharge, starting in January 2004, and are indexed by the variation of the US dollar. The balance at December 31, 2010, corresponds to R$ 80,604 (December 31, 2009 - R$ 140,555 and January 1, 2009 - R$ 244,924), of which R$ 35,247 is recorded in non-current assets (December 31, 2009 - R$ 143,448 and January 1, 2009 - R$ 181,307).

Similarly, the subsidiary Furnas renegotiated, in December, 2003, the amount of R$ 378,938, related to its own electricity credits, with an estimated term for payment of 216 months, indexed monthly by IGP-M and with interest of 1% per month (p.m.). The monthly payment corresponds to 2.56% of the gross revenue of CELG and is backed by a linked bank account guarantee, and the balance of this debt, at December 31, 2010, corresponds to R$ 193,511 (December 31, 2009 - R$ 220,009 and January 1, 2009 - R$ 310,557), of which R$ 141,037 is registered in non-current assets (December 31, 2009 - R$ 170,182 and January 1, 2009 - R$ 286,097).

(b)         States debt rollover

In compliance with the Program for Financial Improvement of the Public Sector, implemented by Law No. 8727/93, the subsidiary Furnas signed a credit assignment with the Union, to reschedule CELG debts existing at that time, relating to energy purchase, to be paid in 240 months, starting in April 1994. The credits are indexed by IGP-M, with annual interest of 11%, amounting to R$ 552,298 at December 31, 2010 (December 31, 2009 - R$ 536,870 and January 1, 2009 - R$ 727,184).

The subsidiary Eletrosul, in the scope of the same financial improvement program, holds credits with the Union indexed by IGP-M, with annual interest of 12.68%, in the amount of R$ 672,678 at December 31, 2010 (December 31, 2009 - R$ 641,004 and January 1, 2009 - R$ 676,230), of which R$ 128,638 are under non-current assets (December 31, 2009 - R$ 150,286 and January 1, 2008 - R$ 547,831), to be paid in 240 months, starting in April 1994, as a result of the subsidiary's rights assumption with electricity state concessionaries.

The legislation in force provides that if the 20 year-term expires and the balance to be received still remains, the financing may be extended for another 10 years. This hypothesis is likely to occur, since the Union transfers only the resources effectively received from the States which, in turn, are limited by law to the levels of commitment of their revenues.

57 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

10           Financing and Loans Granted

The financing and loans granted are made with the Company's own funds, in addition to sector funds, foreign funds obtained by means of international development agencies, financial institutions, as well as those arising from the offering of securities on the international financial market.

All the financing and loans are supported by formal agreements executed with borrowers. The amounts receivable are mostly repayable in monthly installments, within a ten (10) year average term, and the average interest rate weighed by the portfolio balance is 6.15% p.a.

The financing and loans granted with a currency adjustment clause, account for nearly 52% of the total portfolio. Those providing for adjustment based on indexes that represent domestic price-levels account for 2.77% of the portfolio balance.

The market values of these assets are equivalent to their book value, since these are specific operations of the sector and are partly funded with resources from Sector Funds, and which do not find similar conditions as an assessment parameter.

I              Credits with AES-Eletropaulo - Lawsuit

In 1989, Eletrobras brought before the court an ordinary lawsuit against Eletropaulo, aiming at receiving credits from financings not paid on their respective maturities, according to criteria agreed upon in the articles and conditions established.

After the deed went through the legal channels, in April 1999, a verdict was disclosed sentencing Eletropaulo to pay the amount financed and not paid. Afterwards, the verdict was confirmed to be res judicata, meaning that Eletropaulo lodged no appeal at the first-level court decision. Consequently, the writ of execution was proposed by Eletrobras before the Fifth Civil Court of Rio de Janeiro, determining the payment.

However, in January 1998, the partial division of Eletropaulo's assets took place, originating three distinct companies - EMAE - Empresa Metropolitana de Águas e Energia S.A., EPTE - Empresa Paulista de Transmissão de Energia S.A. and EBE - Empresa Brasileira de Energia S.A., whereas Eletropaulo - Eletricidade de São Paulo S.A. changed its trade name to Eletropaulo Metropolitana Eletricidade de São Paulo S.A.

Eletropaulo questioned the illegitimacy of the Partial Division Protocol, the continuation of the execution being overruled and determined. In December 2003, an Interlocutory Appeal was lodged by Eletropaulo, requiring the suspending effect of the decision determining the continuation of the execution, which was accepted under the assumption that Eletropaulo would not be eligible to meet the executive  demand, instead, it would be CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (former EPTE), pursuant to the above mentioned protocol.

Extraordinary and Special Appeals were filed by the Company, contesting the judgment of Eletropaulo's Appeal, affirming that the execution should go on and Eletropaulo's defense should be attacked for injunction procedure by the debtor with no exceptions. From this decision, Eletropaulo managed declaration injunctions, afterwards, a Regulatory Appeal and, eventually, divergence injunctions whose final decision was disclosed in November 2007, rejecting, in every way, the Appeal from Eletropaulo. After exhausting all possibilities of success before the Superior Court of Justice - STJ, Eletropaulo presented an extraordinary appeal to the Supreme Federal Court - STF, whose continuation was rejected in a monocratic fashion by the Minister, according to the decision disclosed on March 28, 2008.

58 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Facing this scenario, Eletrobras' Management will proceed with the execution process and, supported by its legal advisors' opinions, considers the realization of the credit as practically certain.

These credits amounted to, at December 31st, 2010, R$ 410,017 (December 31, 2009 - R$ 397,594), which represents the best estimate of the realizable value for the Company in the present stage of the proceedings.

II            Allowance for doubtful accounts

The Company recognizes an allowance for doubtful accounts of R$ 228,477 (December 31, 2009 - R$ 192,232) corresponding to the principal and the servicing of the debt of defaulting companies. The amount of the provision is deemed sufficient by the Company's Management to cover losses with these assets, based on the portfolio trend analysis.

Changes in the allowance for doubtful accounts on financing and loans granted by the Company are as follows:

Balance at December 1, 2009	117,676

(+) Complement	137,534
(-) Reversals	(62,978)

Balance at December 31, 2009	192,232
(+) Complement	50,409
(-) Reversals	(14,164)

Balance at December 31, 2010	228,477

Constitution and write-off of the allowance of doubtful accounts were registered in the income statement as "Operating Provisions" (Note 42). The amounts recognized as allowance for doubtful accounts are registered as  adefinite loss when there is no expectation to recover the resources.

III          Capitalization of AFAC

The Board of Directors of Eletrobras approved, in October, 2009, capitalization of subsidiaries, in the amount of R$ 11,770,400, corresponding to advances for future capital increase (AFAC), in the amount of R$ 2,945,835 and part of financing granted to subsidiaries, in the amount of R$ 9,043,089.

59 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	PARENT COMPANY
	12/31/2010				12/31/2009				01/01/2009
	CHARGES		PRINCIPAL		CHARGES		PRINCIPAL		CHARGES		PRINCIPAL
	CURRENT			NON	CURRENT			NON	CURRENT			NON
	Aver. Rate	Amount	CURRENT	CURRENT	Aver. Rate	Amount	CURRENT	CURRENT	Aver. Rate	Amount	CURRENT	CURRENT
Subsidiaries and
Jointly
Controlled
FURNAS	7.13	9,389	100,681	1,803,612	7.58	7,246	512,610	821,835	10.54	8,082	78,073	1,091,846
CHESF	7.17	44	24,454	131,747	8.75	-	102,921	150,876	11.39	31,575	440,873	2,988,359
ELETROSUL	6.86	4,147	42,613	733,562	7.46	6,388	97,681	566,020	8.09	1,168	77,274	513,719
ELETRONORTE	7.45	12,591	237,971	3,568,778	13.07	10,235	222,962	3,223,741	13.58	15,500	231,349	7,342,566
ELETRONUCLEAR	8.99	7,351	52,823	546,904	11.73	1,682	69,987	3,042,036	12.86	2,176	64,870	2,835,655
CGTEE	3.57	1,284	85,666	834,738	2.54	538	62,361	719,292	11.84	816	-	574,138
CEAL	7.63	1,024	55,353	152,730	6.61	-	(0)	117,409	5.93	3,435	39,874	303,656
CERON	6.72	630	15,736	93,108	8.45	752	-	98,859	0.01	1,472	53,617	396,735
CEPISA	7.06	2,074	39,776	313,137	9.39	559	-	315,330	-	984	84,663	348,331
ELETROACRE	10.40	451	46,904	17,390	7.39	-	2,352	22,366	-	351	9,557	30,161
AMAZONAS	7.37	2,630	95,745	418,338	7.95	1,659	-	363,337	6.60	-	140,254	589,101
ITAIPU	7.09	0	897,087	10,446,168	7.09	-	1,141,645	11,826,932	7.08	-	60,944	18,355,581
		41,614	1,694,811	19,060,211		29,060	2,212,518	21,268,033		65,560	1,281,348	35,369,851
OTHER
CEMIG	14.29	2,140	74,962	340,569	14.25	222	57,735	343,741	25.62	2,456	63,022	372,732
COPEL	14.41	1,882	47,497	258,771	14.41	14	37,627	261,716	18.74	2,103	38,771	272,558
CEEE	13.22	736	8,130	99,471	14.06	538	26,779	56,955	5.60	275	67,280	46,810
DUKE	-	-	-	-	-	2,049	126,593	362,530	6.00	2,375	168,691	439,233
AES Eletropaulo	10.38	299,218	108,840	2,639	10.48	286,780	108,062	513	6.18	274,406	117,931	-
TRACTBEL	12.00	(0)	10,796	-	12.00	435	32,711	10,796	12.25	707	29,611	41,114
CELPE	6.10	1,070	16,976	53,350	6.00	961	16,976	62,286	-	867	17,173	77,957
CEMAR	5.85	1,654	48,214	367,187	5.94	-	30,225	363,860	7.91	1,154	26,352	317,532
CESP	9.38	958	33,406	185,709	9.34	1,063	30,778	201,823	7.02	1,165	28,121	235,273
OTHER	6.36	120,849	358,851	1,752,129	3.33	116,732	613,810	2,245,644	2.36	103,699	521,721	2,364,098
(-) PCLD		(101,124)	(127,341)	(2,252)		(82,257)	(109,975)	-		(58,221)	(59,454)	-
		327,383	580,331	3,057,572		326,537	971,321	3,909,865		330,986	1,019,219	4,167,307

		368,997	2,275,142	22,117,783		355,597	3,183,839	25,177,898		396,546	2,300,567	39,537,158

60 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	CONSOLIDATED
	12/31/2010				12/31/2009				01/01/2009
	CHARGES		PRINCIPAL		CHARGES		PRINCIPAL		CHARGES		PRINCIPAL
	CURRENT			NON	CURRENT			NON	CURRENT			NON
	Aver. Rate	Amount	CURRENT	CURRENT	Aver. Rate	Amount	CURRENT	CURRENT	Aver.	Amount	CURRENT	CURRENT
Subsidiaries and
Jointly
Controlled
FURNAS	7.13	-	-	-	7.58	-	-	-	10.54	-	-	-
CHESF	7.17	-	-	-	8.75	-	-	-	11.39	-	-	-
ELETROSUL	6.86	-	-	-	7.46	-	-	-	8.09	-	-	-
ELETRONORTE	7.45	-	-	-	13.07	-	-	-	13.58	-	-	-
ELETRONUCLEAR	8.99	-	-	-	11.73	-	-	-	12.86	-	-	-
CGTEE	3.57	-	-	-	2.54	-	-	-	11.84	-	-	-
CEAL	7.63	-	-	-	6.61	-	-	-	5.93	-	-	-
CERON	6.72	-	-	-	8.45	-	-	-	0.01	-	-	-
CEPISA	7.06	-	-	-	9.39	-	-	-	-	-	-	-
ELETROACRE	10.40	-	-	-	7.39	-	-	-	-	-	-	-
AMAZONAS	7.37	-	-	-	7.95	-	-	-	6.60	-	-	-
ITAIPU	7.09	0	448,544	5,223,084	7.09	-	571,519	5,913,466	7.08	-	30,472	9,177,791
		0	448,544	5,223,084			571,519	5,913,466			30,472	9,177,791
OTHER
CEMIG	14.29	2,140	74,962	340,569	14.25	222	57,735	343,741	25.62	2,456	63,022	372,732
COPEL	14.41	1,882	47,497	258,771	14.41	14	37,627	261,716	18.74	2,103	38,771	272,558
CEEE	13.22	736	8,130	99,471	14.06	538	26,779	56,955	5.60	275	67,280	46,810
DUKE						2,049	126,593	362,530	6.00	2,375	168,691	439,233
AES Eletropaulo	10.38	299,218	108,840	2,639	10.48	286,780	108,062	513	6.18	274,406	117,931
TRACTBEL	12.00	(0)	10,796		12.00	435	32,711	10,796	12.25	707	29,611	41,114
CELPE	6.10	1,070	16,976	53,350	6.00	961	16,976	62,286	-	867	17,173	77,957
CEMAR	5.85	1,654	48,214	367,187	5.94	-	30,225	363,860	7.91	1,154	26,352	317,532
CESP	9.38	958	33,406	185,709	9.34	1,063	30,778	201,823	7.02	1,165	28,121	235,273
OTHER	6.36	120,881	361,830	1,771,644	3.33	117,111	670,247	2,262,141	2.36	100,043	414,640	1,441,482
( ) PCLD		(101,124)	(127,341)	(2,252)		(82,257)	(109,975)	-		(58,221)	(59,454)	-
		327,415	583,310	3,077,087		326,916	1,027,758	3,926,362		332,149	1,136,797	4,227,385

		327,415	1,031,854	8,300,171		326,916	1,599,277	9,839,828		332,149	1,167,269	13,405,176

The long term part of financings  and loans granted  with ordinary  and sector resources,  including  repayments, mature  in variable  installments,  as shown below:

	2011	2012	2013	2014	2015	After 2015	Total
Parent Company	2,644,139	1,635,679	1,532,052	1,269,282	1,073,702	16,607,068	24,761,922
Consolidated	1,359,269	613,824	574,935	476,325	402,930	6,232,157	9,659,440

61 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

11            Investment Remuneration

The amounts below refer to dividends and interest on capital, net of withholding tax, as applicable, resulting from permanent investments held by Eletrobras.

	Parent Company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009

Furnas	17,846		106,712
Chesf	429,325	147,108	263,615
Eletrosul	19,282	53,694	67,848
Eletronuclear		13,063	7,187
Eletronorte	32,998	285,943
Eletropar	2,277	138	2,067
CGTEE	8,240
Itaipu	40,153	27,722	27,206	39,736	27,287	13,184
CTEEP	114,061			114,061
Other	19,891	40,153	37,762	24,807	51,439	48,767

	684,073	567,821	512,397	178,604	78,726	61,951

12           Income Tax and Other Taxes Recoverable or to Compensate

Taxes recoverable or to be compensated are presented at fair value, net of occasional realization losses and were thus presented:

	Parent Company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009

Current assets
Withholding tax	745,504	832,284	146,107	1,440,502	1,124,526	244,399
Advances of IRPJ and CSLL	603,622	227,593		36,220	24,565	82,186
PASEP/COFINS to be offset	21,007	21,790		215,828	84,392	85,528
Recoverable ICMS				21,683	13,024	61,418
Others				111,672	80,426	36,352

	1,370,133	1,081,667	146,107	1,825,905	1,326,933	509,883

Non-current assets
Withholding tax
Tax credits
Recoverable ICMS				1,124,202	863,525	746,334
Recoverable PIS/COFINS				401,439	522,631	475,499
Deferred tax assets	1,835,272	1,892,008	1,348,168	2,813,041	3,107,067	2,228,884

	1,835,272	1,892,008	1,348,168	4,338,682	4,493,223	3,450,717

	3,205,405	2,973,675	1,494,275	6,164,587	5,820,156	3,960,600

I              Deferred tax assets

The Deferred tax assets are used in connection with the realization of the events that gave rise thereto take place. Considering the profitability history of the Company, as well as the expectation of generating taxable income over the coming years, the recognition of these assets is based on the realization capacity of the assets, identified with future trend analysis, supported by a technical study prepared based on in-house assumptions and macroeconomic, business and tax scenarios that may change in the future.

62 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

II            Recoverable ICMS, PIS/PASEP AND COFINS on fuel purchase

Through Normative Resolution 303/2008, ANEEL established methodologies and procedures for computation, presentation and validation of the ICMS amount recorded as a cost arising from the purchase of fuel, as well as computation, presentation, supervision and payment of liabilities to be reimbursed to CCC-ISOL by the beneficiary agents who received ICMS amounts of reimbursement superior to the effective cost incurred with this tax.

The Directive Release 2775/2008 - SFF/ANEEL regulates the refund to the Fuel Consumption Account - CCC of amounts corresponding to PIS/PASEP and COFINS credits taken on the fuel acquired for electricity generation under the non-cumulative system between 2004 to 2008.

The management of the subsidiary Amazonas Energia until 2007 understood that the fuel acquired for electricity generation purposes subsidized by CCC was not entitled to PIS/PASEP and COFINS credits. In view of the new facts, in 2008, the subsidiary's management, supported by its legal advisors' opinion, recognized the tax credit over all the company's fuel oil acquisitions during the period determined by ANEEL, computing a tax credit of R$ 498,171.

The utilization of recognized tax credits is conditioned to future operations that originate debits, which according to the opinion of the subsidiary's management, will occur even under the assumption of replacement of fuel oil with natural gas as input in the electricity generation and Manaus entry into the National Interconnected System - SIN. Law No. 12111/09 establishes mechanisms that enable the account of recoverable tax from fuel purchase not to undergo any increases, starting to be realized in distribution operations in an estimated period of 4 years. In 2010, the amount of R$ 267,490 corresponds to credits related to the years 2006, 2007 and 2008 which, due to the forecast of utilization, raise opinions as not being capable of recovery and thus become subject to impairment, recognized in compliance with CPC 01.

III          PIS/PASEP and COFINS unconstitutionality

The Federal Supreme Court - STF declared the unconstitutionality of paragraph 1 of Article 3 of Law No. 9718/98, which increased PIS/PASEP and COFINS calculation basis and created, at that time, a new concept of invoicing, which then covered the total revenues earned by the legal entity, regardless the type of activity and the accounting classification adopted. Such provision did not have any constitutional ground to support it, later being constitutionally amended.

Based on the Brazilian National Tax Code - CTN, Eletrobras system companies seek recognition of their credit rights and the refund of the amount overpaid as a result of the unconstitutional increase of these contributions calculation basis. Until the conclusion of these financial statements, there was not a final decision on such issue.

Eletrobras System companies have, therefore, potential tax credits for PIS/PASEP and COFINS, which are still being determined and, accordingly, are not recognized in these Financial Statements, since the declaration of unconstitutionality only benefits the companies that are claimant of the judged extraordinary appeals.

63 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

13           Reimbursement Rights

I              CCC-Isol Reimbursement

The Law No. 12,111/2009 and the Decree No. 7,246/2010 have changed the subvention systematic of isolated systems. The CCC subvention, which formerly subsidized only the costs with fuel will now reimburse the amount corresponding to the difference between the total cost of electricity and the valuation of the corresponding quantity of electricity at the average cost of power and energy traded in the Regulated Contracting Environment - ACR of the National Interconnected System - SIN.

The following related costs must be included in the total cost of electricity generation in Isolated Systems:

(a)     contracting of energy and associated power;

(b)     own generation to supply the electricity distribution public utility;

(c)     charges and taxes; and

(d)     investments.

According to the regulations, other costs related to electricity services rendered in Isolated Systems remote regions, characterized by a great dispersion of consumers and lack of economy of scale, are also included in the total cost of generation.

14           Stock of Nuclear Fuel

Below there is a breakdown of the long-term nuclear fuel stock for the operations of the thermonuclear power plants UTN Angra I and UTN Angra II:

		Consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

Non-current
Stock of Nuclear Fuel
Uranium concentrate	65,179	111,199	104,442
Ready elements	392,133	239,771	141,888
Warehouse materials	275,599	267,303	259,213
In progress - nuclear fuel	66,645	137,161	214,751

	799,556	755,434	720,294

64 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

15           Advances for Corporate Share

The Company presents, in non-current assets, amounts corresponding to advances for future capital increase in the following invested companies:

	Parent Company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009

Subsidiaries
Furnas		31,154	31,154
Chesf		3,018,051	294,397
Eletrosul	735,905	430,144	94,576
Eletronorte	631,793	4,023,201
Eletropar		62,285	62,285
Eletronuclear	3,309,744
Cgtee	324,000	38,850
Ceal	7,485	525,485	235,833
Ceron	72,671	1,117,860	718,688
Cepisa	183,953	779,224	494,369
Eletroacre	218,925	180,567	143,321
Amazonas	57,267	1,573,796

	5,541,745	11,780,617	2,074,623

Other investments	7,140	4,001	4,027	7,140	4,001	4,027

	5,548,885	11,784,618	2,078,650	7,140	4,001	4,027

65 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

16           Investments

16.1        ???

	Parent Company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009
At equity

(a) Subsidiaries

Chesf	17,138,688	12,952,651	12,255,307
Eletronorte	10,255,947	6,273,393	5,965,885
Eletrosul	2,629,792	2,417,701	2,336,978
Furnas	13,273,623	12,759,202	12,711,166
CGTEE	353,907	288,921	164,212
Eletronuclear	2,940,641	3,128,305	2,924,999
Eletropar	172,418	98,827	82,100
Itaipu	83,310	87,060	116,851
Distribuidora Rondônia	272,772
Distribuidora Alagoas	274,006
Amazonas Energia	372,012
Mangue Seco II	3,318
CHC	8,139
Norte Energia	24,779
IGESA	8,491	6,710

	47,811,843	38,012,771	36,557,499

(b) Associated companies

Celpa	305,304	339,796	320,172	305,304	339,796	320,172
CEEE-GT	627,300	539,023	189,178	627,300	539,023	189,178
Cemat	480,650	473,037	429,876	480,650	473,037	429,876
Emae	317,116	312,881	316,260	328,656	324,131	329,870
CTEEP	1,616,274	1,647,206	1,555,035	1,632,607	1,665,285	1,580,581
Cemar	302,263	244,749	197,649	302,263	244,749	197,649
Lajeado Energia	539,588	527,677	231,366	539,588	527,677	231,366
Ceb Lajeado	72,907	73,151	69,478	72,907	73,151	69,478
Paulista Lajeado	26,900	27,862	27,357	26,900	27,862	27,357
CEEE-D	377,518	415,005	5,913	377,518	415,005	5,913
Serra do Facão						274,425
Intesa						68,673
AETE						25,200
Norte Brasil Transmissora					15,190
Porto Velho Transmissora					9,190
Transmissora Matogrossense de Energia					735
Retiro Baixo					57	58
Centroeste de Minas					84	1,941
Brasnorte					89,009	89,009
Brasventos Eolo				2,232
Rei Dos Ventos 3				2,196
Brasventos Miassaba 3				3,335
Baguari				82,172	79,225	61,925
Águas da Pedra				125,089	123,602	123,970
Chapecoense				57	3,981	270,630
Amapari				27,997	32,236	37,489
Other				25	23

	4,665,818	4,600,387	3,342,283	4,936,794	4,983,048	4,334,759

Subtotal	52,477,661	42,613,159	39,899,782	4,936,794	4,983,048	4,334,759

At fair value

Celesc	165,711	145,593	144,786	165,711	145,593	144,786
Cesp	161,439	181,872	88,382	161,439	181,872	88,382
Coelce	153,430	163,746	119,359	153,430	163,746	119,359
AES Tietê	725,821	604,743	449,024	725,821	604,743	449,024
EEVP	17,657	15,895	7,979	17,657	15,895	7,979
Energisa (Saelpa + CELB)	68,966	77,552	213,030	68,966	77,552	213,030
CELG	322	276	287	322	276	287
CELPE	51,321	52,546	34,909	51,321	52,546	34,909
COPEL	58,169	55,873	33,677	58,169	55,873	33,677
AES Eletropaulo				67,291	72,300	54,319
Energias do Brasil				19,170	16,615	11,192
CPFL Energia				35,094	30,077	25,682
Guascor	3,300	3,300	3,300	3,300	3,300	3,300
EATE	5,344	5,344	16,961	5,344	5,344	16,961
Tangara	21,738	21,738	21,738	21,738	21,738	21,738
Elejor			9,829			9,829
CDSA	11,801	11,801	11,801	11,801	11,801	11,801
CEA	20	20	20	20	20	20
CEB	3,528	3,528	3,528	3,528	3,528	3,528
CER	102	102	102	102	102	102
Other	6,576	49,168	10,368	114,556	167,196	126,916

	1,455,246	1,393,097	1,169,080	1,684,781	1,630,117	1,376,821

Subtotal	53,932,907	44,006,256	41,068,862	6,621,575	6,613,166	5,711,580

Provision for investment losses	(1,896,927)	(1,325,059)	(668,436)	(1,896,927)	(1,325,059)	(668,436

	52,035,980	42,681,197	40,400,426	4,724,647	5,288,107	5,043,144

66 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

16.2       Changes in investments - Parent Company

Subsidiaries and associated	Balance January 1, 2009	Capital acquisition	Capital pay off	Loss absortion	Equity	Other comprehensive income	Adjustment to shareholders' equity	Dividends	Interest on equity	Balance December 31, 2009

Chesf	12,255,307				900,879	257,012		(460,546)		12,952,651
Eletronorte	5,965,885				297,173	281,333	14,945	(285,943)		6,273,393
Eletrosul	2,336,978				213,817	(11,534)		(121,559)		2,417,701
Furnas	12,711,166				345,467	(56,229)	11,352	(252,553)		12,759,202
CGTEE	164,212				128,140	(3,432)				288,921
Eletronuclear	2,924,999				217,832	34,443		(48,970)		3,128,305
Eletropar	82,100				8,818	22,687	(8,438)	(6,339)		98,828
Itaipu	116,851					(29,791)				87,060
IGESA		7,858		-	(869)	(279)				6,710
Celpa	320,172				30,150			(10,526)		339,796
CEEE-GT	189,178				510,308		(144,257)	(16,206)		539,023
Cemat	429,876				61,174			(6,145)	(11,867)	473,037
EMAE	316,260				(2,937)			(442)		312,881
CTEEP	1,555,035	14,909		-	304,536			(138,734)	(88,541)	1,647,206
Cemar	197,649				66,557			(19,457)		244,749
Lajeado Energia	231,366	272,575		-	43,698				(19,962)	527,677
CEB lajeado	69,478				15,466			(11,793)		73,150
Paulista Lajeado	27,357				7,957			(7,451)		27,862
CEEE-D	5,913				629,932		(220,841)			415,005

	39,899,782	295,342			3,778,098	494,210	(347,239)	(1,386,664)	(120,370)	42,613,157

67 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Subsidiaries and associated	Balance December 31, 2009	Capital acquisition	Capital pay off	Loss absortion	Equity	Other comprehensive income	Adjustment to shareholders' equity	Dividends	Interest on equity	Balance December 31, 2010

Chesf	12,952,651		3,018,050		2,167,434	(163,567)		(835,881)		17,138,688
Eletronorte	6,273,393		4,023,201		138,939	(128,600)	(17,988)	(32,998)		10,255,947
Eletrosul	2,417,701		332,644		67,454	(28,300)		(159,708)		2,629,792
Furnas	12,759,202		31,154		632,598	(131,485)		(17,846)		13,273,623
CGTEE	288,921		38,850		41,191	(6,815)		(8,240)		353,907
Eletronuclear	3,128,305				(134,498)	29,060		(82,226)		2,940,641
Eletropar	98,827		62,285		19,464	(5,458)		(2,701)		172,418
Itaipu	87,060					(3,750)				83,310
Ceron			1,117,860	(858,930)	13,842					272,772
Ceal			525,484	(208,861)	(42,617)					274,006
Amazonas Energia			1,949,359	(223,419)	(1,353,554)	(374)				372,012
Mangue Seco II		4,178			(860)					3,318
CHC			10,431		(1,590)	(702)				8,139
Norte Energia		25,112			(333)					24,779
IGESA	6,710	3,496			(1,614)	(101)				8,491
Celpa	339,796				(34,492)					305,304
CEEE-GT	539,023				67,159		21,117			627,299
Cemat	473,037				7,613	2,455			(2,455)	480,650
EMAE	312,881				5,453			(1,218)		317,116
CTEEP	1,647,206	27,151			287,671	(12,134)		(244,506)	(89,114)	1,616,274
Cemar	244,749				93,533	(1)	(22,859)	(13,159)		302,263
Lajeado Energia	527,677				61,873	4,142		(20,577)	(33,527)	539,588
CEB lajeado	73,151				14,012	(1)		(14,256)		72,906
Paulista Lajeado	27,862				6,709			(7,672)		26,899
CEEE-D	415,005				(37,487					377,518

	42,613,157	59,937	11,109,318	(1,291,210)	2,017,900	(445,631)	(19,730)	(1,440,988)	(125,096)	52,477,660

68 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

16.3       Investee Information

		December 31, 2010

Associated/Subsidiary	% Interest	Asset	Liability

Amapari	49	120,287
Amazônia Eletronorte Transmissora	49	174,953
Artemis Transmissora	49	280,905	126,239
Baguari Energia	31
Boa Vista Energia	100	293,769
Brasnorte Transmissora	50	269,994
Brasventos Eolo	49
Brasventos Miassaba 3	49
CEB lajeado		363,643	30,470
CELPA		2,861,740	3,327,588
Ceron	100	1,256,754	983,982
CEMAT		3,328,329	2,159,719
Chapecoense	40	2,721,112	2,008,691
Chesf	100	20,688,689	3,472,528
Cia de Transm, Centroeste de Minas	49	49,132	13,932
CEEE-GT	100	3,918,135	1,599,016
Transirapé	25	85,492	43,340
Transleste	24	157,284	62,514
Transudeste	25	98,701	44,715
CGTEE	99.96	1,801,847	1,447,762
Ceal	100	888,341	614,381
CEMAR		2,807,608	1,899,555
Cepisa
CEEE-D		4,019,615	2,272,782
Construtora Integração	49	11,470	2,302
CTEEP		6,931,418	2,367,583
ELETROPAR	83.71	211,190	31,948
ELETRONUCLEAR	99.80	7,806,727	4,860,487
Eletrosul	100
Empresa de Transmissão do Alto Uruguai	27	118,686	53,272
EMAE		1,133,069	320,369
Águas da Pedra	49	781,878	531,731
Enerpeixe	40	2,080,693	878,144
Eólica Cerro Chato I	90	23,299	23,408
Eólica Cerro Chato II	90	23,422	23,523
Eólica Cerro Chato III	90	23,465	23,569
ESBR	40	6,624,371	4,564,365
Estação Transmissora	100	640,056
Goiás Transmissão	49	28,372	1,496
Inambari	49	30,046	1,167
Integração Transmissora	49	619,698	381,944
IE Madeira	49	681,938	421,900
Lajeado Energia		2,346,448	548,458
Linha Verde Transmissora	49	104,393
Madeira Energia	39	8,393,184	8,294,170
Manaus Construtora	50	33,221	2,714
Manaus Transmissora	50	700,949
MGE Transmissão	49	18,675	992
Norte Brasil Transmissora	49	249,196
Norte Energia	30	312,263	147,076
Paulista Lajeado		128,943	11,837
Pedra Branca	49	338	15
Porto Velho Transmissora	100	195,046	2,287
Retiro Baixo	49	441,469	223,555
Rio Branco Transmissora	49	72,496
RS Energia	100	274,719	131,307
São Pedro do Lago	49	338	16
SC Energia	100
Serra do Facão	50	1,132,462	768,603
Sete Gameleiras S,A	49	340	16
STN	49	676,560	282,185
TDG	49	26,631	62
Transenergia Goiás	49	5,801	152
Transenergia Renovável	49	225,370	144,560
Transenergia São Paulo	49	9,470	211
Transmissora Matogrossense	49	95,350	-
Uirapuru	49	103,053	55,803

69 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

		December 31, 2009

Associated/Subsidiary	% Interest	Asset	Liability

Amazonas Energia	100	5,151,982	5,601,207
Artemis Transmissora	49	289,335	140,816
Boa Vista	100	18,279,689	11,944,848
CEB lajeado		373,820	40,038
CELPA		3,070,671	2,997,241
Ceron	100	797,926	1,656,856
CEMAT		3,186,916	2,030,911
Chapecoense	40	2,208,139	1,569,231
Chesf	100	19,266,180	6,241,895
Cia de Transm, Centroeste de Minas	49	36,350	3,746
CEEE-GT	100	3,777,734	1,665,449
Transirapé	25	83,291	42,030
Transleste	24	155,511	65,205
Transudeste	25	95,397	43,325
CGTEE	99.96	1,243,165	954,071
Ceal	100	787,325	992,702
CEMAR		2,429,211	1,719,998
Cepisa	99	683,074	1,572,148
CEEE-D	0	4,027,902	2,070,243
Construtora Integração	49
CTEEP		6,388,075	1,725,064
Boa Vista	100	260,480	242,385
ELETROPAR	83.71	185,281	90,040
ELETRONUCLEAR	99.80	7,374,177	4,239,917
Eletrosul	100	4,691,829	2,267,096
Empresa de Transmissão do Alto Uruguai	27	123,836	58,844
EMAE	0	1,130,957	329,109
Águas da Pedra	49	720,568	469,073
Enerpeixe	40	2,080,612	976,365
ESBR	40	3,003,984	1,992,041
Estação Transmissora	49	259,917	1,494
Inambari	49	25,355	2,531
Integração Transmissora	49	623,378	406,332
Madeira	49	115,986	11,395
Madeira Energia	39	4,311,059	4,210,952
Manaus Construtora	50	15,864	5,926
Manaus Transmissora	50	574,814	619,632
Norte Brasil Transmissora	49	63,039	18,280
Paulista Lajeado	0	131,586	12,077
Porto Velho Transmissora	100	65,560	907
Retiro Baixo	49	426,886	223,746
RS Energia	100	272,695	148,296
SC Energia	100	433,183	248,123
Serra do Facão	50	983,221	673,031
STN	49	653,735	309,182
Transenergia Goiás	49	284	232
Transenergia Renovável	49	32,773	27,674
Transenergia São Paulo	49	553	360
Uirapuru	49	105,356	61,996

70 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

		January 1, 2009

Associated/Subsidiary	% Interest	Asset	Liability

Amazonas Distribuidora de	100	4,734,996	5,042,701
Artemis Transmissora	49	298,034	160,915
Baguari	31
Boa Vista	0	18,274,119	12,249,798
CEB		346,317	21,701
CELPA		3,040,951	2,713,994
Ceron	100	541,904	1,391,206
CEMAT		3,116,771	2,066,244
Chapecoense	40	239,684
Chesf	100	18,981,571	6,658,488
Cia de Transm, Centroeste de Minas	49	13,372
CEEE-GT	100	2,116,748	1,535,650
Transirapé	25	67,098	47,295
Transleste	24	149,624	70,284
Transudeste	25	18,917	50,882
CGTEE	99.80	855,660	691,349
Ceal	100	697,402	922,914
CEMAR		2,110,565	1,489,159
Cepisa	99	620,656	1,399,379
CEEE-D	0	1,824,998	1,806,853
CTEEP		5,620,335	1,213,222
Boa Vista	100	193,896	178,179
ELETROPAR	83.71	160,347	82,546
ELETRONUCLEAR	99.80	6,896,916	3,966,349
Eletrosul	100	4,356,555	2,012,780
Empresa de Transmissão do Alto Uruguai	27	119,697	70,100
EMAE	0	1,129,026	318,519
Águas da Pedra	49
Enerpeixe	40	2,117,187	1,111,159
ESBR	40
Estação Transmissora	49
Inambari	49	1,948
Integração Transmissora	49
Madeira	25
Lajeado Energia	0	1,973,777	668,301
Linha Verde Transmissora
Madeira Energia	39	447,287	447,187
Manaus Construtora	50
Manaus Transmissora	50
MGE	0
Norte Brasil Transmissora	49
Norte Energia	30
Paulista Lajeado	0	126,128	7,880
Pedra Branca	49
Porto Velho Transmissora	100
Rei Dos Ventos 3	0
Retiro Baixo	49
Rio Branco Transmissora	49
RS Energia	100	254,064	133,173
São Pedro do Lago	49
SC Energia	100	443,199	268,195
Serra do Facão	0
Sete Gameleiras	49
STN	49
TDG	49
Transenergia Goiás	0
Transenergia Renovável	0
Transenergia São Paulo	0
Transmissora Matogrossense	49
Uirapuru	49	106,212	69,027

71 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

I              Distribution Companies:

(a)               Distribuição Alagoas - holds the concession for electricity distribution in all municipalities of the State of Alagoas, granted by the National Electricity Agency - ANEEL, through the Concession Agreement 07/2001-ANEEL, and its first amendment signed, respectively, on May 15th, 2005 and on June 8th, 2010, in force until July 7, 2015. Its main purpose is projecting, building and exploring the distribution public utility to end users of electricity. The Company holds 100% of its capital stock.

(b)               Distribuição Rondônia - holds the concession for electricity distribution in all municipalities of the State of Rondônia, granted by the National Electricity Agency - ANEEL, through the Concession Agreement 05/2001-ANEEL, and its amendments signed, respectively, on February 12th, 2001 and on November 11th, 2005, with maturity on July 7, 2015. Its main purpose is projecting, building and exploring the distribution public utility to end users of electricity. The Company holds 100% of its capital stock.

(c)                Distribuição Piauí - In compliance with the Concession Agreement No. 04/2001-ANEEL, signed with the National Electricity Agency - ANEEL, on February 12, 2001, Cepisa holds the concession for electricity distribution in the entire territory of the State of Piauí, in force until July 7, 2015, with a possibility of extension for a period of up to 20 years. Cepisa's main activity is electricity distribution, supplying all 224 municipalities of the State of Piauí, with a concession area of 251.5 km² and 3,032 thousand inhabitants, serving more than 892 thousand consumers, through lines and substations, on voltages of 138/69/34,5/13,8/7,97 kV. The Company holds 100% of its capital stock.

72 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(d)               Amazonas Energia - its main activities are electricity generation, distribution and trading in the State of Amazonas. Amazonas Energia has its own generation (1,600.60 MW) and complements its needs to serve the consumers buying electricity from independent producers. The Company holds 100% of its capital stock.

(e)               Eletrobras Distribuição Roraima - it is a closed capital company controlled by Eletrobras Eletronorte, operating in the city of Boa Vista - RR. As per its By-laws, its main purposes are: exploring electricity services, carrying on, thus, studies, projects, substations, electricity transmission lines and distribution networks and performing commercial actions inherent to these activities. Eletrobras Distribution Roraima holds the concession with the National Electricity Agency - ANEEL, through the Concession Agreement 21/2001-ANEEL on March 21, 2001 and 1st Amendment on October 14, 2005, for electricity distribution in the municipality of Boa Vista - RR, in force until 2015, serving approximately 98% of the total consumers.

II            Generation and Transmission Companies:

(a)               Eletrobras Termonuclear S.A. (ELETRONUCLEAR) - controlled by ELETROBRAS, has the main purpose of building and operating nuclear power plants, generating electricity from them and rendering engineering and similar services, under regulations and supervision by the National Electricity Agengy - ANEEL, linked to the Ministry of Mines and Energy. Within the scope of this purpose, the Company has been basically working in the activities of operating the Angra 1 and Angra 2 power plants, with nominal power of 1,990 MW, as well as maintaining good conditions for construction of the third nucleoelectric unit, denominated Angra 3 plant. The electricity generated by the Company is supplied exclusively to the subsidiary Furnas - Centrais Elétricas S.A. (related party), by means of a electricity purchase and sale agreement.

(b)               Eletrosul Centrais Elétricas S.A. (ELETROSUL) - its main purpose is electricity transmission and generation in the States of Santa Catarina, Paraná, Rio Grande do Sul and Mato Grosso do Sul, and through interest in Special Purpose Companies in the States of Rondônia, Paraná, Santa Catarina and Rio Grande do Sul. The Company may, yet, conduct studies, projects, construction, operation and maintenance of the facilities of electricity transmission and generation systems, activities regulated by the National Electricity Agency (ANEEL), linked to the Ministry of Mines and Energy (MME). Additionally, the concessionaire is authorized to participate in consortiums or in other companies, with the purpose of developing activities in energy areas. Eletrosul is a closed capital company controlled by Eletrobras.

(c)                Itaipu Binacional (ITAIPU) - binational entity created and managed, with equal rights and obligations, by the Treaty signed on April 26, 1973, between the Federative Republic of Brazil and the Republic of Paraguay, also referred to as High Contracting Parties, and its capital belongs, in equal parts, to Centrais Elétricas Brasileiras S.A. - ELETROBRAS and to Administración Nacional de Electricidad - ANDE, also referred to as Parties.

Its purpose is the hydroelectric use of water resources of the Paraná River, belonging to both countries as a condominium, from and including Salto de Guaíra to the mouth of the Iguaçu River, by building and operating a Hydroelectric Central, with a total available capacity of trading 12.6 million kW, generating qualified electricity, with social and environmental responsibility, boosting economic, tourist and technological sustainable development in Brazil and in Paraguay.

73 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(d)               Companhia Hidroelétrica do São Francisco (Chesf) - electricity public utility concessionaire controlled by Eletrobrás, whose purpose is generating, transmitting and trading electricity. Its generating system is hydrothermal, predominantly in hydroelectric plants, responsible for more than 97% of its total production. Chesf's transmission system is comprised by 18,723 km of operating transmission lines, of which 5,122 km are 500 kV transmission circuits, 12,792 km are 230 kV transmission circuits, 809 km are low tension transmission circuits, 100 substations with voltages higher than 69 kV and 762 transformers effectively operating in all voltage levels, totaling a transformation capacity of 44,181 MVA, plus 5,683 km of optic fiber cables.

(e)               Centrais Elétricas do Norte do Brasil S.A. (Eletronorte) - an electricity public utility concessionaire controlled by Eletrobras, operating in the States of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins. Since 2003, with the gradual release of its supply agreements - initial agreements - to the ratio of 25% per year, as established in the Law 9,648, of May 27, 1998, the Company started to serve other regions in the country.

The operations of the Company with electricity generation comprise 4 hydroelectric plants, with installed capacity of 8,694.00 MW and 7 thermoelectric plants, with installed capacity of 600.33 MW, with a total installed capacity of 9,294.33 MW. Electricity transmission is done through a system comprised by 9,192.13 Km of transmission lines, 43 substations in the National Interconnected System - SIN, 695.89 Km of transmission lines, 10 substations in the isolated system, totaling 9,888.02 Km of transmission lines and 53 substations.

The Company holds share control of the full subsidiary Boa Vista Energia S.A., of Estação Transmissora de Energia S.A. and an equity interest in electricity generation and transmission Special Purpose Companies - SPEs.

(f)                 Furnas Centrais Elétricas S/A. (FURNAS) - controlled by Eletrobras, operates in generating, transmitting and trading in the region comprised by the Federal District and the States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso and Tocantins and interest in Special Purpose Companies in the regions of Tocantins, Rondônia and the boarder between the States of Santa Catarina and Rio Grande do Sul. Electricity is traded with electricity distribution companies and consumers in the whole national territory. The electricity production system of FURNAS is comprised by 8 (eight) exclusively owned hydroelectric plants, 2 (two) plants in partnerships with private companies, with installed power of 8,662 MW, and 2 thermoelectric plants with 796 MW of capacity, totaling 9,458 MW.

III          Other Companies

(a)               Companhia Energética do Maranhão (CEMAR) - an electricity public utility concessionaire aimed at projecting, building and exploring systems of electricity sub-transmission, transformation, distribution and trading. The shares of the company are trade solely in the Organized Counter Market of BM&FBovespa.

(b)               Eletrobras Participações S.A. (ELETROPAR) - controlled by ELETROBRAS, is linked to the Ministry of Mines and Energy and its main business purpose is holding equity interests in the capital stock of Eletropaulo - Eletricidade de São Paulo S.A. and other companies.

74 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(c)                Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-GT) - a publicly-held company whose controlling shareholder is the State of Rio Grande do Sul, through Companhia Estadual de Energia Elétrica - CEEE-Par, a company holding 65.92% of its total capital stock. The Concessionaire's purpose is projecting, building and exploring electricity production and transmission systems, as well as developing activities aiming at identical purposes; rendering public or private services in the electricity sector; exploring its infrastructure to generate alternative, complementary or accessory revenues, including the ones arising from associated projects.

The company holds the concession for electricity distribution in 217 municipalities in the State of Maranhão, covering a concession area of 333 thousand Km2, ruled by the Concession Agreement No. 060, of August 28, 2000, signed by ANEEL, CEMAR and the controlling shareholder, which remains in force until August, 2030, with a possibility of extension for another 30-year period.

(d)               Companhia Transmissão de Energia Elétrica Paulista (CTEEP) - a publicly-held  corporation, authorized to operate as an electricity public utility concessionaire, with the main purpose of planning, building and operating electricity transmission systems.

(e)               Centrais Elétricas do Pará S.A. (CELPA) - a publicly-held company, under control of the company QMRA Participações S.A., operating in electricity distribution and generation in its concession area, comprising the entire State of Pará, serving consumers in 143 municipalities. According to the Concession Agreement for Electricity Distribution 182/1998, signed on July 28, 1998, the term of the concession is 30 years, maturing in July 28, 2028, renewable for an equal period. In addition to the distribution agreement, the Company signed a Generation Concession Agreement 181/98, of 34 Thermoelectric Plants, 11 owned and 23 from third parties, for exploring electricity generation, for a term of 30 (thirty) years, maturing on July 28, 2028, renewable for an equal period.

(f)                 Empresa Metropolitana de Águas e Energia S.A. (EMAE) - is a concessionaire of a hydroenergetic complex located on the Alto Tietê river, based on the Hydroelectric Plant Henry Borden. EMAE has, also, two small hydroelectric plants, UHE Rasgão and UHE Porto Góes, both on the Tietê River. At the Paraíba Valley, in the municipality of Pindamonhangaba, is located UHE Isabel, currently not operational. A publicly-held company

(g)               Lajeado Energia S.A. (Lajeado) - a privately-held company, controlled by EDP Energias do Brasil S.A., with the purpose of generating and trading electricity from any source or nature, preparing feasibility studies and projects, building, operating and maintaining generation plants. The Company holds 73% of the capital stock of Investco S.A., a publicly-held company which the main purpose are studying, planning, preparing projects, constituting and exploring systems of electricity production, transmission, transformation, distribution and trading, especially exploring Luís Eduardo Magalhães Hydroelectric Plant and the Associated Transmission System (UHE Lajeado), in the State of Tocantins, under the terms of the Concession Agreement for Use of Public Property 05/97 - ANEEL for a period of 35 years, in force until 2033.

(h)               Centrais Elétricas Matogrossenses S.A. (CEMAT) - a publicly-held company, under share control of the companies Rede Energia S.A. and Inepar S.A. - Indústria e Construções, operating in the electricity distribution segment, in addition to its own electricity generation through thermoelectric plants for serving isolated systems in its legal concession area comprising the entire State of Mato Grosso, serving consumers in 141 municipalities. According to the Concession Agreement for Electricity Distribution 03/1997, signed on November 12, 1997, the term of the concession is 30 years, maturing in November 12, 2027, renewable for an equal period. In addition to the distribution agreement, the Company signed the Generation Concession Agreement 04/1997, of 7 Thermoelectric Plants, with the respective associated substations, maturing in December 10, 2027.

75 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Throughout the last years, Eletrobras invested in project partnerships with private companies, where the Company is a minority shareholder, holding preferred shares. These enterprises have the purpose to operate in the electricity generation and transmission segments, whose values are classified as Assets - Investments.

In the same sense, considering the need to expand investments in the Electricity Segment, companies controlled by Eletrobras participate, also as minority shareholders, with common shares, in companies with concessions of electricity public utility services, classified as Assets - Investments.

(1)                STN - It refers to the Special Purpose Company created by Chesf and by the Technical Company of Electrical Engineering - Alusa, to explore the concession of a transmission line of 546 km, 500 kV, in the stretches Teresina (PI) -  Sobral and  Fortaleza  (CE). The capital of the company Sistema de Transmissão Nordeste is divided according to the following proportion: Alusa, 51% and Chesf, 49%. The project was concluded in December 2005 and commercial operation started in January, 2006.

(2)               Manaus Construtora Ltda Special Purpose Company, established on April 6th, 2009, of which the Company is a shareholder with 195 shares, together with Abengoa Holding, with 505 shares, and Eletronorte, with 300 shares. This company aims to manufacture, assemble and supply materials, labor and equipment for Oriximiná/Cariri 500 kV transmission line,  Itacoatiara substation 500/138 kV and SE 500/230 kV, to be integrated into the National Interconnected System Basic Network.

(3)               Artemis Transmissora de Energia - a company whose purpose is exploring transmission lines of 525 kV, connecting Salto  Santiago to Ivaiporã and Ivaiporã to Cascavel D'Oeste, where the subsidiary Eletrosul holds 49% of the capital shares, having started its operations in October 2005.

(4)               Uirapuru Transmissora de Energia - Special Purpose Company, established in 2004 to construct, operate and maintain 120 km of a 525 kV transmission line,  Ivaiporã (PR) - Londrina (PR), with a 30-year concession. Eletrosul holds 49% of the shares representing Uirapuru capital, leaving Cymi Holding S.A. with 51%. The transmission line became operational in 2006.

(5)               ETAU - Empresa Transmissora do Alto Uruguay - Special Purpose Company established to construct, operate and maintain 187 km of a 230 kV transmission line, in Campos Novos (SC) - Barra Grande (SC) -  Lagoa Vermelha (RS) - Santa Marta (RS), with a 30-year concession. Eletrosul holds 27.4% of ETAU's capital, the remaining companies Terna Participações S.A. with 52.6%, DME Energética Ltda with 10%, and Companhia Estadual de Energia Elétrica - CEEE with 10%. The transmission line became operational in 2005.

(6)               Energia Sustentável do Brasil - Special Purpose Company which aims at exploring the concession and trading the energy from Jirau Hydroelectric Plant, in Rio Madeira (RO), with minimum installed power of 3,300 MW,  and expected to start operations in 2013. Eletrobras System holds 40% of the company's capital (Chesf - 20% and Eletrosul - 20%), together with the companies Suez Energy South America Participações Ltda. (50.1%) and Camargo Corrêa S.A. Investimentos em Infraestrutura S.A. (9.9%). The concession period of the project is 35 years.

(7)               Norte Brasil Transmissora de Energia - Special Purpose Company which aims at constructing, implementing, operating, and maintaining the Electricity Transmission Public Utility of the Interconnected Electric System Basic Network, consisting of the collector Transmission Line Porto Velho - Araraquara, stretch 02, with Direct Current, at approximately 600 KV, with concession for 35 years. Eletrobras System holds 49% of the capital (Eletrosul holds 24.5% and Eletronorte, 24.5%), the remaining Andrade Gutierrez Participações with 25.5% and Abengoa Concessões do Brasil Holding S/A with 25.5%.

76 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(8)               Estação Transmissora de Energia - Special Purpose Company which aims at the construction, implementation, operation, and maintenance of the Electricity Transmission Public Utility of the Basic Network Interconnected System, consisting of the station Refiticadora No. 1 with alternating current/direct current, and of the Inverter Station No. 1 with direct current/alternating current, 600/500 KV - 2950 MW, with a concession for 35 years. Eletrobras System holds 49% of the capital (Eletrosul holds 24.5% and Eletronorte, 24.5%), the remaining Andrade Gutierrez Participações with 25.5% and Abengoa Concessões do Brasil Holding S/A with 25.5%.

(9)               Porto Velho Transmissora de Energia - Special Purpose Company which aims at implementing, operating and maintaining Collector Transmission Line Porto Velho (RO), Collector Substation Porto Velho (RO), at 500/230 KV, and two Converter AC/DC/AC Back-to-Back, at 400 MW, as well as the other facilities, with a concession for 35 years. Eletrobras System holds 49% of the capital (Eletrosul holds 24.5% and Eletronorte, 24.5%), the remaining Andrade Gutierrez Participações with 25.5% and Abengoa Concessões do Brasil Holding S/A with 25.5%.

(10)            Amazônia Eletronorte Transmissora de Energia - Special Purpose Company established with the purpose of constructing, operating and maintaining 2 transmission lines at 230 KV, Coxipó (MT) - Cuiabá (MT), with a length of 25 km, and Cuiabá (MT) - Rondonópolis (MT) with a length of 168 km, having started its operations in August, 2005. Eletronorte holds 49% of AETE'S capital.

(11)             Intesa - Integração Transmissora de Energia - Special Purpose Company established for constructing, implementing, operating, and maintaining an Electricity Transmission Line at 500kV, in the stretches Colinas - Serra da Mesa 2, 3rd circuit, with a concession for 30 years. The capital of Intesa is divided as follows: Eletrobras System, with 49% (Chesf - 12% and Eletronorte - 37%) and Brasil Energia Private Equity Investment Fund - FIP, with 51%. Intesa's commercial operations started in 2008.

(12)            Energética Águas da Pedra - Special Purpose Company originated from Aripuanã Consortium, which was relating to contracts of energy from new projects, with subsequent granting for HEP Dardanelos implementation, under the Regulated Contracting Environment. Eletrobras System holds a share of 49% (Chesf - 24.50% and Eletronorte - 24.50%) together with Neoenergia S.A., which holds 51%. The power plant will be implemented in Rio Aripuanã, located in northern Mato Grosso State, with power of 261 MW and average total ensured power of 154.9 MW. The first machines are estimated to start operating in 2011, and an average of 147 MW was traded for the period between 2011 and 2041, with a concession for 35 years.

(13)            Amapari Energia - Special Purpose Company established in 2007 in a partnership between MPX Energia S.A. and Eletronorte, which aims to establish itself as an Electricity Independent Producer (PIE), with initial installed capacity of 23.33 MW. This is a diesel oil thermal power plant (UTE) in the city of Serra do Navio, State of Amapá. Eletronorte holds an equity interest of 49% and MPX Energia holds 51%.

(14)            Brasnorte Transmissora de Energia - Special Purpose Company established in 2007 aiming at exploring the concession of Juba - Jauru Transmission Line, 230 kV, with a lenght of 129 km; Maggi - Nova Mutum Transmission Line, 230 kV, length of 273 km; Juba Substation, 230/138 kV and Maggi Substation, 230/138 kV. Eletronorte holds a capital stock interest of 49.71%, Terna Participações S/A holds 38.70% and Bimetal Ind. e Com. de Produtos Metalúrgicos LTDA holds 11.62%.

77 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(15)            Manaus Transmissora de Energia - Special Purpose Company, established in 2008 by the Amazônia Consortium, with Eletronorte holding an equity interest of 30%, Abengoa Concessões Brasil Holding 50.50% and Chesf holding 19.50%. It aims at constructing, operating and maintaining Oriximiná(PA)/Itacoatiara(AM) Transmission Line, double circuit, 500KV, with a length of 374 km; LT Itacoatiara(AM)/Cariri(AM), double circuit 500KV, with a length of 212 km; and Itacoatiara Substation, at 500/230 KV, 1.800MVA.

(16)            Enerpeixe - It refers to the Special Purpose Company called Enerpeixe S.A., which aims at constructing and operating the UHE Peixe Angical, located on the Tocantins River, whose generation capacity is 452 MW, having Furnas holding 40% of the capital, having started its operations in May, 2006.

(17)            Transleste - Special Purpose Company established in 2003, aiming at implementing and operating, for a period of 30 years, the transmission line connecting Montes Claros (MG) to Irapé (MG), at 345 kV of voltage and with a length of 150 km. The subsidiary Furnas holds 24% of the capital. The transmission line became operational in 2005.

(18)            Transudeste - a company established in 2004, aiming at implementing and exploring, for a period of 30 years, the transmission line connecting Itutinga (MG) to Juiz de Fora (MG), at 345 kV of voltage and with a length of 140 km. The subsidiary Furnas holds 25% of the capital. The transmission line became operational in 2007.

(19)            Transirapé - a company established in 2004 which aims at constructing, operating and maintaining the Irapé (MG) - Araçuaí (MG) electricity transmission line facilities, at the voltage of 230 kV, with 65 km of length. The subsidiary Furnas holds 24.5% of the capital. The transmission line became operational in May, 2007.

(20)           Chapecoense - Refers to the Special Purpose Company called Chapecoense Geração S.A., which aims at constructing and operating the UHE Foz do Chapecó, located on the Uruguay River. Furnas holds 49.9% of the capital stock of the company managing the plant, with capacity of 855 MW, which will be operated by the Chapecoense consortium composed by CPFL (51%), Chapecoense (40%), and CEEE-GT (9%), Furnas being responsible for the owner's engineering activities through services. The first machine is estimated to operate in August, 2010.

(21)            Serra do Facão - Special Purpose Company established with the objective of constructing and operating the UHE Serra do Facão, with installed power of 210 MW, located on the São Marcos River in the State of Goiás. Furnas holds 100% of the consortium shares. The first machine is estimated to operate in May, 2010.

(22)            Retiro Baixo - Specific Purpose Company, called Retiro Baixo Energética S.A., established to implement and manage the UHE Retiro Baixo, with installed power capacity of 82 MW, located on the Paraopeba River, in Minas Gerais cities of Curvelo and Pompeu. FURNAS holds 49% of the capital stock and the works began in March, 2007, and the commercial operation of the first machine started in 2010.

(23)            Baguari Energia - It is a Special Purpose Company, established to implement and explore the UHE Baguari, located on the Doce River, in the State of Minas Gerais, with a capacity of 140 MW and with implementation estimated to 2009. Furnas holds 30.61% of the capital and the investment balance on December 31st, 2009 is fully registered as an advance for future capital increase.

78 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(24)            Centroeste de Minas - a company established in 2004, aiming at implementing and exploring, for a period of 30 years, the transmission line connecting Furnas (MG) to Pimenta (MG), at 345 kV of voltage and with a length of 75 km. The subsidiary Furnas holds 49% of the capital.

(25)            Consórcio Madeira Energia S.A. (MESA) - Special Purpose Company established in 2007 aiming to perform and operate the construction project of the HEP Santo Antônio, on the Madeira River, (RO). The capital of Consórcio MESA is shared by Furnas (39%), Odebrecht Investimentos (17.6%), Andrade Gutierrez Participações (12.4%), Cemig (10%), Fundos de Investimentos e Participações da Amazônia (20%), and Construtora Norberto Odebrecht (1%).

(26)            IE Madeira - Special Purpose Company established with the purpose of constructing, implementing, operating, and maintaining the electricity transmission power of the National Interconnected System basic network, LT Collector Porto Velho - Araraquara, stretch 01, DC, 600 KV, Retifier Station number 02 AC/DC, 500 KV/+ 600KV - 3,150 MW; Inverter Station number 02 AC/DC, 600KV/5020KV - 2,950. Eletrobras System holds 49% of the capital (Furnas, 24.5% and Chesf, 24.5%), and CTEEP, 31%.

(27)            IGESA - Special Purpose Company established in 2008, which aims to study the technical and economic, environmental and legal feasibility of the hydroeletric utilization of Inambari (Peru), on the Inambari River, and of the Exclusive Use Transmission system, interconnecting Peru to Brazil, as well as the import and export of goods and services. Eletrobras System holds 49% of the capital (Furnas, 19.6% and Eletrobras, 29.4%) and the company is in the pre-operational stage.

(28)           Transenergia - Special Purpose Company established with the purpose of constructing, implementing, operating, and maintaining the electricity transmission line of the Brazilian Interconnected Electric System basic network, lot C, of the Auction No. 008/2008-ANEEL. The subsidiary Furnas holds 49% of the capital.

(29)            Norte Energia S.A. - On August 26, 2010, a special purpose company, Norte Energia S.A., of which Eletrobras is a shareholder (49,98%), signed a Concession Agreement for Use of Public Property for electricity generation, aimed at regulating the exploration of the hydroelectric potential on the Xingu River, denominated Belo Monte Hydroelectric Plant, as well as the respective Transmission Facilities Restricted to the Hydroelectric Plant, for a period of 35 years.

79 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The Company has a number of judicial proceedings, in various judgement phases, where it is a plaintiff (see Note 32), in which there were offered, as a guarantee to the resources of these judicial proceedings, assets representing 5.25% (6.37 in 2009) of the total investment portfolio, as described below:

	December 31, 2010

	Amount
	of the	Blocked	Blocked
Equity interest	investment	percentage	investment

CTEEP	1,616,274	97.53%	1,576,419
EMAE	317,116	100.00%	317,116
CESP	264,446	95.88%	253,561
AES TIETE	23,046	88.94%	20,496
COELCE	15,329	41.02%	6,288
DUKE (Paranapanema Gen,)	3,344	63.25%	2,115
CEMAT	480,650	86.64%	416,452
CEB	72,907	50.00%	36,453
CELPA	305,304	5.31%	16,201
CELPE	4,689	70.32%	3,297
CELESC	28,242	15.24%	4,304
CEEE-GT	627,300	10.08%	63,241
CEMAR	302,263	24.80%	74,976
SUBTOTAL
	4,060,908		2,790,919

Other Investments	47,975,072

Total	52,035,980	5.36%	2,790,919

80 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

		December 31, 2010

	Amount
	of the	Blocked	Blocked
Equity interest	investment	percentage	investment

CTEEP	1,478,447	88.93%	1,314,783
EMAE	316,815	100.00%	316,815
CESP	269,680	95.82%	258,407
AES TIETE	23,046	89.22%	20,562
COELCE	15,328	100.00%	15,328
DUKE (Paranapanema Gen,)	3,344	62.48%	2,089
CEMAT	512,872	86.64%	444,352
CEB	3,528	50.00%	1,764
CELPA	396,393	5.31%	21,048
CELPE	4,689	70.32%	3,297
CELESC	28,241	15.24%	4,304
CEEE-GT	494,046	87.39%	431,747
SUBTOTAL
	3,546,428		2,834,496

Other Investments	39,850,260

Total	43,396,688	6.53%	2,834,496

81 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

17           Fixed Assets

The fixed asset items presented below refer to the infrastructure of the electricity generation segment:

	Parent Company

	December 31, 2010

		Accumulated
	Cost	depreciation	Net value

In service
Administration	139,187	(39,007)	100,180

	139,187	(39,007)	100,180

In progress
Administration	1,668		1,668

	1,668		1,668

	140,855	(39,007)	101,848

		December 31, 2009

		Accumulated
	Cost	depreciation	Net value

In service
Administration	64,621	(33,722)	30,899

	64,621	(33,722)	30,899
In progress
Administration

	64,621	(33,722)	30,899

82 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

		January 1, 2009

		Accumulated
	Cost	depreciation	Net value

In service
Administration	55,045	(29,551)	25,494

	55,045	(29,551)	25,494
In progress
Administration

	55,045	(29,551)	25,494

			Consolidated

			December 31, 2010

			(-) Liabilities
		Accumulated	linked to the
	Cost	depreciation	Concession	Net value

In service
Generation	53,940,091	(23,344,259)	(357,343)	30,238,489
Administration	1,894,993	(1,065,400)	(35,558)	794,035
Trading	128,090	(44,847)		83,243

	55,963,174	(24,454,506)	(392,901)	31,115,767
In progress
Generation	8,808,957			8,808,957
Administration	276,340		(32)	276,308
Trading	10,252			10,252
Leasing	1,212,002			1,212,002

	10,307,551		(32)	10,307,519

Investee's Balance	5,259,212			5,259,212

	71,529,937	(24,454,506)	(392,933)	46,682,498

83 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

			December 31, 2009

			(-) Liabilities
			linked
		Accumulated	to the
	Cost	depreciation	Concession	Net value

In service
Generation	54,222,482	(22,628,381)	(316,638)	31,277,463
Administration	632,283	(347,392)	(139,935)	144,956
Trading	128,152	(40,540)		87,612

	54,982,917	(23,016,313)	(456,573)	31,510,031
In progress
Generation	5,330,686			5,330,686
Administration	202,849			202,849
Trading	7,001			7,001
Leasing	1,258,618			1,258,618

	6,799,154			6,799,154

Investee's Balance	3,288,420			3,288,420

	65,070,491	(23,016,313)	(456,573)	41,597,605

			January 1, 2009

			(-) Liabilities
			linked
		Accumulated	to the
	Cost	depreciation	Concession	Net value
In service
Generation	34,311,782	(13,969,792)	(1,030,877)	19,311,113
Administration	18,881,658	(7,739,950)	(139,938)	11,001,770
Trading	127,405	(35,891)		91,514

	53,320,845	(21,745,633)	(1,170,815)	30,404,397
In progress
Generation	3,280,342			3,280,342
Administration	479,853			479,853
Trading	45,368			45,368
Leasing	1,305,235			1,305,235

	5,110,798			5,110,798

Investee's Balance	980,464			980,464

	59,412,107	(21,745,633)	(1,170,817)	36,495,659

Assets comprising the fixed assets of the Company can not be sold or pledged as guarantee.

84 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(a)              Changes in fixed assets

						December, 31 2009

			Transfer
	January		progress/				Final
	1, 2009	Additions	service	Write-off	Depreciation	Capitalizations	balance
Consolidated

Generation
In service	52,661,823	312,968	1,613,468	(361,345)	(2,493)	(4,432)	54,219,989
Accumulated amortization	(21,397,298)	(476,285)	766	140,677	(876,265)	327	(22,608,078
In progress	3,586,025	4,032,356	(1,610,225)	(531,740)		(150,658)	5,325,759
Special Liabilities

Total	34,850,550	3,869,039	4,009	(752,408)	(878,758)	(154,763)	36,937,670

Administration
In service	531,617	108,113	36,437	(43,871)	(13)		632,284
Accumulated amortization	(304,071)	(17,787)	215	8,459	(25,261)		(338,447
Special Liabilities	(9,920)				3		(9,917
In progress	174,170	84,600	(50,988)	(6)			207,776

Total	391,796	174,926	(14,336)	(35,418)	(25,271)		491,695

Trading
In service	127,405	747					128,152
Accumulated amortization	(35,891)	(4,649)					(40,540
In progress	45,368	112,532		(150,899)			7,001

	136,882	108,630		(150,899)			94,613
Special Liabilities
Provision for Impairment	(742,021)			616,573	3,308		(122,140
Reversal of the Provision				61,552			61,552
Depreciation of the Assets under the provision				13,410			13,410
Accumulated Reintegration	(8,373)			171	(743)		(8,945
Leasing	1,305,235				(46,617)		1,258,618

Total	554,841			691,706	(44,052)		1,202,495

Special Liabilities linked to the concession	(418,874)	1,586					(417,288

Total	35,515,195	4,154,181	(10,327)	(247,019)	(948,081)	(154,763)	38,309,185

Investee's Balance	980,464						3,288,420

Total Consolidated	36,495,659						41,597,605

85 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

					December, 31 2009

			Transfer
	Final		progress/			Final
	balance	Additions	service	Depreciation	Capitalizations	balance

Consolidated

Generation
In service	54,219,989	425,008	524,524		1,773	55,089,271
Accumulated amortization	(22,608,078)	(700,049)	(230)	(639,756)	(29,555)	(23,936,262
In progress	5,325,759	4,754,629	(530,968)		(352,890)	8,900,768
Special Liabilities

Total	36,937,670	4,479,588	(6,674)	(639,756)	(380,672)	40,053,777

Administration
In service	632,284	113,909	29,454	(9)		741,034
Accumulated amortization	(338,447)	(23,945)	2,271	(22,407)		(457,925
Special Liabilities	(9,917)		9,758	1		(158
In progress	207,776	73,392	(49,138)			184,529

Total	491,695	163,356	(7,655)	(22,415)		467,480

Trading
In service	128,152					128,090
Accumulated amortization	(40,540)	(4,307)				(44,847
In progress	7,001	3,251				10,252

	94,613	(1,056)				93,495

Special Liabilities		(32)				(32
Provision for Impairment	(122,140)	92,771
Reversal of the Provision	61,552			(61,552)
Depreciation of the Assets under the provision	13,410			(13,410)
Accumulated Reintegration	(8,945)	(1,748)				(10,693
Leasing	1,258,618			(46,616)		1,212,002

Total	1,202,495	90,991		(121,578)		1,201,277

Special Liabilities linked to the concession	(417,288)	2,976				(392,743

Total	38,309,185	4,735,855	(14,329)	(783,749)	(380,672)	41,423,286

Investee's Balance	3,288,420					5,259,212

Total Consolidated	41,597,605					46,682,498

86 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

18           Financial asset - Concession of Public Utility

The line financial asset - concession, in the amount of R$ 16,915,492 refers to the financial asset receivable by the companies of Eletrobras System in the scope of concessions for electricity distribution arising from application of the mixed model, and in the scope of concessions of electricity transport in Brazil, arising from application of the financial model.

			Total

	December	December	January
	31, 2010	31, 2009	1, 2009

Transmission
Financial Asset Annual Revenue Allowed - Current	726,507	715,720	522,852
Financial Asset Annual Revenue Allowed - Non-Current	6,718,361	5,703,925	9,559,261
Indemnifiable Financial Asset - Concessions	15,935,225	14,920,837	9,873,842

Distribution
Indemnifiable Financial Asset - Concessions	2,342,039	1,727,341	1,388,140

Financial Asset - Current	726,507	715,720	522,852
Financial Asset - Non-Current	24,995,625	22,352,103	20,821,243

Total financial asset	25,722,132	23,067,823	21,344,095

19           Financial Asset - ITAIPU

Considering the project ITAIPU as a cash flow, a financial asset was established, as shown below:

	Parent Company and Consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

Accounts Receivable	1,850,802	1,564,087	1,743,267

Reimbursement Rights	290,704	278,239	516,766

Electricity Suppliers - Itaipu	(588,983)	(601,427)	(722,826
Reimbursement Obligations	(555,508)	(386,243)	(437,052

Total current assets	997,015	854,656	1,100,155

Accounts Receivable	35,715	104,336	199,646

Reimbursement Rights	1,910,996	1,803,348	4,312,809

Reimbursement Obligations	(1,122,137)	(1,033,265)	(2,450,772

Total current assets	824,574	874,419	2,061,683

87 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	Parent Company and Consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

Property, Plant and Equipment Itaipu

Generation
In service	13,650,931	14,671,331	20,383,981
In progress	420,050	321,625	425,819

	14,070,981	14,992,956	20,809,800

Administration
In service	718,508	751,115	1,001,389
In progress	34,024	126,346	247,090

	752,532	877,461	1,248,479

Total Financial Asset - Itaipu - Consolidated	16,645,101	17,599,493	25,220,118

The effects arising from the financial asset of Itaipu are listed above.

Details of the most important lines are as follows:

(I)               Amounts Arising from Electricity Trading of Itaipu Binacional

Under the Law 11,480/2007, the factor for adjustment of financing agreements signed with Itaipu Binacional, and credit granting agreements signed with the National Treasury, was removed since 2007, assuring the Company full preservation of its flow of receipts.

Consequently, the Decree 6,265, of November 22, 2007 was edited, aiming at regulating the trade of electricity from Itaipu Binacional, defining the differentiate to be applied in the transfer tariff, creating an asset related to the part of the annual differentiate calculated, equivalent to the annual adjustment factor removed from the financings, to be included annually in the transfer tariff, from 2008.

Therefore, since 2008, the differential arising from the removal of the annual readjustment factor, whose values are annually defined by a interministry memo from the Ministries of Treasury and Mines and Energy, started to be included in the tariff for transferring electricity from Itaipu Binacional. The transfer tariff in force in 2010 includes the amount equivalent to US$ 214,989, which will be received by the Company through charges to consumers, granted by memo MME/MF 398/2008.

The balance arising from trading electricity generated by Itaipu Binacional, represented in the line Reimbursement Rights, presented in Non-Current Assets, in the amount of R$ 1,910,996 on December 31st, 2010, equivalent to US$ 1,146,919 (December 31st, 2009 - R$ 1,803,348, equivalent to US$ 1,035,693 and January 1st, 2009 - R$ 4,312,809 equivalent to US$ 1,845,447), of which R$ 1,122,137 thousand, equivalent to US$ 673,470 thousand, will be repaid to the National Treasury until 2023 (Note 25). Such amounts will be realized by inclusion in the transfer tariff to be charged until 2023.

88 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(II)            Electricity trading - Itaipu Binacional

The Law No. 10,438 of April 26, 2002, attributed to ELETROBRAS the responsibility for the acquisition of all electricity generated by ITAIPU to be consumed in Brazil, and for trading this electricity.

Therefore, in the fiscal year 2010, the equivalent of 34,464 GWh was sold, the energy supply tariff (purchase) practiced by ITAIPU was US$ 22.60/kW and the transfer tariff (sale) was US$ 24.63/kW.

The results from the trading of Itaipu's electricity, in accordance with Decree 4.550 of December 27, 2002, observing the amendments introduced by Decree 6.265 of November 22, 2007, have the following allocation:

(a)              if positive, it will be allocated, by means of prorating to the individual consumer, through a bonus credit in the consumers' electricity invoices of the Brazilian Interconnected Electric System, for the residential and rural classes with monthly consumption lower than 350 kWh.

(b)              if negative, it is incorporated by ANEEL in the calculation of the sale tariff of electricity contracted in the year subsequent to the formation of the result.

This trading operation does not impact the Company's results, and under the current regulation, negative results represent an unconditional receiving right and positive results represent an effective obligation.

In the fiscal year 2009, the activity had a superavit of R$ 192,493, and the resulting obligation is included in the item 'Reimbursement Obligations'.

89 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

20          Intangible Asset - Concession of Public Utility

	Consolidated

	Changes in Intangible Assets

					December 31, 2009

	January					Final
Intangible	1, 2009	Additions	Write-offs	Amortizations	Transfers	balance

Generation
Linked to the Concession
In service	1,752,580	254,549	(225,906)	(31,279)	86,970	1,836,914
Accumulated amortization	(296,423)	(164,419)	21,635	(23,808)	26	(462,989
Special Liabilities	(134,629)	(51,216)	1,553	915	(6,045)	(189,422
In progress	163,148	48,018	(28,932)		(85,246)	96,988
Special Liabilities	(69,355)	(24,255)	17,910		6,089	(69,611
Impairment

Total	1,415,321	62,677	(213,740)	(54,172)	1,794	1,211,880

Not Linked to the Concession (Others)	699,273	125,005	5,632	(17,107)		812,803
Total
	699,273	125,005	5,632	(17,107)		812,803

Total Intangible	2,114,594	187,682	(208,108)	(71,279)	1,794	2,024,683

90 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	Consolidated

	Changes in Intangible Assets

	December,
	31, 2009	December 31, 2010

	Final							Final
Intangible	balance	Additions	Write-offs	Amortizations	Other	Capitalizations	Transfers	balance

Generation
Linked to the Concession
In service	1,836,914	387,224	(39,901)	(40,829)	(47)		27,257	2,170,618
Accumulated amortization	(462,989)	(110,900)	5,394	(26,530)			491	(594,534
Special Liabilities	(189,422)	(24,640)	1,315	4,945			(7,800)	(215,602
In progress	96,988	109,805	(12,012)				(22,877)	171,904
Special Liabilities	(69,611)	(29,407)	2,814				7,524	(88,680
Impairment					(6,307)			(6,307

Total	1,211,880	332,082	(42,390)	(62,414)	(6,354)		4,595	1,437,399

Not Linked to the Concession (Others)	812,803	40,331	5,305	(21,581)				826,573

Total	812,803	40,331	5,305	(21,581)				826,573

Total Intangible	2,024,683	372,413	(37,085)	(83,995)	(6,354)		4,595	2,263,972

91 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

21           Recoverable Value of Long-Lived Assets

The Company defined the recoverable value of its long-lived assets based on the "value in use", which is higher than the "fair value less costs of sale". The value in use is calculated based on the present value of the estimated future cash flow.

The amounts allocated to the assumptions represent the appraisal of the Management of the Company on future trends of the electric sector and are based not only on external sources of information but also on historical data. The cash flow was projected based on the Company's operating results and projections until the end of the concession, under these main assumptions:

•       organic growth compatible with historic data and the Brazilian economy growth perspectives;

•       average discount rate (5.65% for generation, 5.18% for transmission and 5.88% for distribution) calculated by a methodology usually applied by the market, taking into account the weighted average capital cost;

•       the growth rate does not include inflation.

The analysis established the need to constitute a provision for losses in the following projects in the year 2010:

•       Eletrosul - Due to a delay to start operations in Passo São João Plant, noticed in the year 2010, future cash flows will be insufficient to cover the costs. Therefore, on December 31, 2010, an impairment in the amount of R$ 135,138 was accounted for.

•       Amazonas Energia (distribution activity) - In the year 2010, ANEEL established a new tariff adjustment methodology that includes, among other factors, the reduction in asset remuneration (regulatory WACC). These factors lead to the need to set a provision for impairment in the amount of R$ 243,910.

•       Furnas - The Company calculated a loss of R$ 596,662 thousand, registered on January 1, 2009 and an adjustment of R$ 343,895 thousand on December 31, 2010, arising from the reduction in the discount rate, resulting in a provision reversal of R$ 252,767 thousand on December 31, 2010, both accounted for in the line property, plant and equipment in progress.

In the year 2010, the net effect of the provisions for losses was R$ 117,281.

22          Suppliers

This mainly includes energy purchased from Itaipu Binacional, and has the following breakdown:

	Parent company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009
Current
Goods, Materials and Services	102,260	100,544	206,241	1,314,871	1,174,479	918,219
Energy Purchased for Reselling	263,705	206,465		3,850,379	1,896,966	1,541,098
CCEE - Short-term Energy			24,121	515	8,169	44,976

	365,965	307,009	230,362	5,165,765	3,079,614	2,504,293

92 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

23          Advances from Clients

	Parent company			Consolidated

	December	December	January	December	December	January
Advances from clients	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009

Current
Antecipated electricity sale - ALBRAS				39,362	39,292	37,778
Advances from clients - PROINFA	302,100	24,108	15,381	302,100	24,108	15,381

	302,100	24,108	15,381	341,462	63,400	53,159

Non-current
Antecipated electricity sale - ALBRAS				928,653	978,980	1,018,488

				928,653	978,980	1,018,488

Total	302,100	24,108	15,381	1,270,115	1,042,380	1,071,647

I              ALBRÁS

The subsidiary Eletronorte won the electricity purchase auction conducted by ALBRÁS in 2004 for a 20-year supply period, at an average of 750 MW/month until December 2006 and 800 MW/month between January 2007 and December 2024, setting a price compatible with the UHE Tucuruí break-even tariff as a parameter, plus a premium calculated according to the aluminum price on the London Metal Exchange (LME) - England. This price setting constitutes an embedded derivative (see Note 46).

Based on these conditions, ALBRÁS, aiming at reducing the basic price, made an energy pre-purchase offer with an advance payment, comprising energy credits which will be amortized during the supply period in fixed monthly installments in average MW, according to the tariff effective in the billing month.

The operation took place as follows:

	Parent company and consolidated

	December	December
Advances received	31, 2010	31, 2009

2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000
Total	1,200,000	1,200,000

Amortizations	(220,854)	(181,728
Gains	(10,493)

Total liabilities	968,653	1,018,272

93 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

II            PROINFA

PROINFA, enacted by Law No. 10438/2002, and amendments, aims at diversifying the Brazilian energy matrix and seeking regional solutions with the utilization of renewable energy sources, by means of economic utilization of available inputs and applicable technologies, resulting in higher participation of electricity generated based on new sources.

The program ensures that Eletrobras can purchase the electricity to be generated for a period of 20 years, as from 2006, which will be transferred to distribution concessionaires, free consumers and self-producers, excluding low income consumers proportionally to consumption.

The transmission and distribution concessionaires pay to Eletrobras the annual amount of cost corresponding to the contribution of captive customers, free consumers and self-producers connected to its facilities, in twelve monthly installments, in the month before the reference date of energy consumption.

In addition, in order to deal with the required payment needs to PROINFA's generation projects, in the first year of operations of the Program, the distribution and transmission concessionaires, in addition to the quotas related to the current year, prepaid a twelfth of the annual quota, considering the contracting of all projects included in PROINFA.

It is worth mentioning that operations related to PROINFA do not generate any economic gains or losses for the Company.

24          Financing and Loans

The details of financing and loans, including charges, whose funds are earmarked for the investment program of the Eletrobras System.

I              Eletrobras' Agreements

(A)         The Company has loan agreements executed with multilateral agencies, such as IDB, IRDB, KFW and EXIMBANK/JBIC, guaranteed by the federal government. These agreements follow a standard of covenants applicable to agreements with multilateral agencies, which are usually agreed upon in negotiations with this type of entity.

In the A/B Loan agreements of the syndicated loan between CAF and commercial banks, Eletrobras has covenants typically practiced in the market, among which can be mentioned: existence of corporate guarantees, change of corporate control, compliance with licenses and authorizations, and restriction to significant disposal of assets; In 2010, Eletrobras has signed a new contract with CAF in the amount of US$ 500,000, aimed at composing the fund to finance the Subsidiaries.

According to market practices, there are two financing contracts coordinated by BNP and CDB.

In 2009, the issue of bonds in the amount of US$ 1,000,000 was concluded.

The bonds were issued with a 10-year term, maturing on July 30, 2009, with total redemption on maturity and with a semiannual interest coupon at a rate of 6.875% per year, allowing the investors who bought the referred bonds at the release date a yield of 7.0% per year. The issuing price was 99.112% of the face value, of which 60% of the offerings were from the United States, 30% from Europe and 10% from Asia.

94 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The resources obtained from this operation on the international market constitute the fund to finance the subsidiaries, aiming to ensure the compliance of the Eletrobras System investment program.

In addition to loans, financings and bonds currently registered in the liabilities of the Company, there is still an assumption of debt contract of CEEE.

Negotiations are being developed with other multilateral agencies, such as the European Investment Bank and the French Development Agency, aiming at obtaining new financing lines. The Company is considering issuing new bonds in 2011.

The negotiations for credit contracts to be signed with KFW, which will be transferred to the subsidiary Eletrosul, and with IRDB are in advanced stages.

There are no contracts with financial ratio clauses in Eletrobras' liabilities.

B            Global Reversion Reserve

This fund was created by the federal government to cover expenses related to indemnities of electric public utility concession reversions. The resources comprising the fund are not part of these financial statements and, while not used for the purposes for which they are destined, are used in the granting of financing for the expansion of the Brazilian electricity sector, improvement of the service and implementation of federal government programs, through Eletrobras.

The contribution to establish the RGR is responsibility of the electric public utility concessionaires, by means of a quota called reversion and the appropriation of electricity services of up to 2.5% of the concessionaires and licensees investments, limited to 3% of annual revenues. The quota value is calculated as a service cost component of those entities (see Note 31), and do not constitute revenues or assets of Eletrobras.

The concessionaires pay their RGR annual quotas, in twelve monthly installments, into a restricted bank account managed by Eletrobras, which operates the account within the limits provided for by Law No. 5655/1971 and further amendments, not reflected in the Company's financial statements, since it is an independent entity in relation to Eletrobras.

However, Eletrobras takes resources from RGR to apply in specific investment projects, funded by the Company, especially:

I        -  expansion of electricity distribution services;

II      -  incentive to alternative electricity sources;

III    -  inventory and feasibility studies for the development of hydroelectric projects;

IV     -  implementation of power generation units of up to 5,000 kW, exclusively for public utility in       communities assisted by an isolated electric system;

V      -  efficient public lighting;

VI     -  electricity conservation by means of improved quality of products and services;

VII   -  universalization of access to electricity.

95 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Eletrobras remunerates the resources withdrawn from RGR and used in funding companies in the Brazilian electric sector with annual interest of 5%, without any type of indemnification. On December 31, 2010, the balance withdrawn from the Fund and used in various investments amounted to R$ 8,159,038 (December 31, 2009 - R$ 7,656,946 and January 1, 2009 - R$ 7,193,770) and are included in the line Financings and loans, in liabilities.

96 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	PARENT COMPANY
	12/31/2010				12/31/2009				01/01/2009
	CHARGES		PRINCIPAL		CHARGES		PRINCIPAL		CHARGES		PRINCIPAL
	CURRENT			NON CURRENT	CURRENT			NON CURRENT	CURRENT			NON CURRENT
	Average Rate	Amount	CURRENT		Average Rate	Amount	CURRENT		Average Rate	Amount	CURRENT
Foreign Currency
Financial institutions

Interamerican Development Bank - IDB	4.16%	2,202	31,001	201,509	5.32%	3,659	32,397	242,977	5.32%	5,489	43,482	369,600
Corporación Andino de Fomento - CAF	2.29%	9,886	25,634	1,935,355	3.97%	22,040	-	1,205,446	4.76%	10,340	0	1,635,900
Kreditanstalt fur Wiederaufbau - KFW	3.86%	70	21,158	43,556	3.87%	183	23,811	52,205	5.73%	202	31,349	95,514
AMFORP & BEPCO	-	-	-	-	-	-	-	-	6.50%	- 0	128	0
Dresdner Bank	6.25%	88	21,405	21,406	6.25%	775	23,810	48,458	6.25%	259	31,348	95,513
Eximbank	2.15%	1,591	44,999	292,490	2.15%	1,654	41,288	309,651	2.15%	2,544	56,823	482,981
BNP Paribas	1.48%	338	57,703	601,060	1.86%	15,044	-	737,695	6.40%	2,170	-	566,327
Other		263	1,683	9,343		219	1,759	11,958		340	2,361	18,995
		14,350	203,583	3,104,719		43,575	123,065	2,608,390		21.344	165,491	3,264,830
Bonds
Bonds - Dresdner Bank	7.75%	3,812	-	499,860	7.75%	3,984	-	522,360	7.75%	5,347	-	701,100
CREDIT SUISSE	6.87%	54,162	-	1,666,200	6.87%	59,421	-	1,741,200	-	-	-	-
		57,974	-	2,166,060		63,405	-	2,263,560		5,347	-	701,100
Other
National Treasury - ITAIPU		-	-	-		-	-	-		-	-	-
		-	-	-		-	-	-		-	-	-

		72,324	203,583	5,270,779		106,979	123,065	4,871,950		26,692	165,491	3,965,930
National Currency
Global Reversion Reserve - RGR		-	-	8,159,038		-	-	7,656,946		-	-	7,193,770
Investment Fund in Credit Rights		-	-	-		-	-	-		-	-	-
Other		-	-	-		-	-	-		-	-	-
		-	-	8,159,038		-	-	7,656,946		-	-	7,193,770

		72,324	203,583	13,429,817		106,979	123,065	12,528,896		26,692	165.491	11,159,700

97 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

	PARENT COMPANY
	12/31/2010				12/31/2009				01/01/2009
	CHARGES		PRINCIPAL		CHARGES		PRINCIPAL		CHARGES		PRINCIPAL
	CURRENT			NON	CURRENT			NON	CURRENT			NON
	Average Amount		CURRENT	CURRENT	Average Amount		CURRENT	CURRENT	Average	Amount	CURRENT	CURRENT
Foreign Currency
Financial institutions

Interamerican Development Bank - IDB	4.16%	2,202	31,001	201,509	5.32%	3,659	32,397	242,977	5.32%	5,489	43,482	369,600
Corporación Andino de Fomento - CAF	2.29%	9,886	25,634	1,935,355	3.97%	22,040	-	1,205,446	4.76%	10,340	0	1,635,900
Kreditanstalt fur Wiederaufbau - KFW	3.86%	70	21,158	43,556	3.87%	183	23,811	52,205	5.73%	202	31,349	95,514
AMFORP & BEPCO	-	-	-	-	-	-	-	-	6.50%	0	128	0
Dresdner Bank	6.25%	-	-	-	6.25%	775	23,810	48,458	6.25%	259	31,348	95,513
Eximbank	2.15%	1,591	44,999	292,490	2.15%	1,654	41,288	309,651	2.15%	2,544	56,823	482,981
BNP Paribas	1.48%	338	57,703	601,060	1.86%	15,044	-	737,695	6.40%	2,170	-	566,327
Other		263	23,088	30,749		219	1,759	11,958		341	2,361	18,995
		14,350	203,584	3,104,720		43,575	123,065	2,608,389		21,345	165,490	3,264,830
Bonds
Bonds - Dresdner Bank	7.75%	3,812	-	499,860	7.75%	3,984	-	522,360	7.75%	5,347	-	701,100
CREDIT SUISSE	6.87%	54,162	-	1,666,200	6.87%	59,421	-	1,741,200	-	-	-	-
		57,974	-	2,166,060		63,405	-	2,263,560		5,347	-	701,100
Other
National Treasury - ITAIPU		-	-	-		-	-	-		-	-	-
		-	-	-		-	-	-		-	-	-

		72,324	203,584	5,270,780		106,980	123,065	4,871,949		26,691	165,490	3,965,930
National Currency
Global Reversion Reserve - RGR		-	-	8,159,038		-	-	7,656,946		-	-	7,193,770
Investment Fund in Credit Rights		-	-	-		-	-	-		-	-	-
Other		-	-	-		-	-	-		-	-	-
		-	-	8,159,038		-	-	7,656,946		-	-	7,193,770

		72,324	203,584	13,429,818		106,980	123,065	12,528,895		26,691	165,490	11,159,700

98 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

b) Total debt in foreign currency, including charges, corresponds, in the parent company, to R$ 5,546,687 thousand, equivalent to US$ 3,328,944 thousand and in the consolidated, to R$ 13,891,258 thousand, equivalent to US$ 8,337,089 thousand. Percentual distribution by currency is as follows:

	US$	EURO	YEN
Parent Company	92%	2%	6%
Consolidated	93%	1%	6%

c) Loans and financings are subject to charges, which average rate in 2010 was 4.19% and in 2009 was 5.65%.

d) The long term part of loans and financings expressed in thousands of U.S. Dollars has the following maturities:

	2011	2012	2013	2014	2015	After 2015	Total
Parent Company	165,591	117,445	145,901	183,825	408,798	7,204,178	8,225,738
Consolidated	1,221,863	267,379	332,163	418,502	930,681	16,401,235	19,571,822

99 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

II            Financial leasing operation

Subsidiary Amazonas Energia has financial leasing operations, for which was registered a liability and the respective fixed assets. The reconciliation between minimum future payments of the financial leasing at the end of the period and their present value are presented in the table below:

	December	December	January
	31, 2010	31, 2009	1, 2009

Less than one year	244,098	249,738	230,500
More than one and less than five years	1,220,493	1,248,690	1,152,501
More than five years	2,213,161	2,514,030	2,504,769
Future financing charges on financial leasing	416,322	(69,014)	381,390

Total financial leasing minimum payments	4,094,074	3,943,444	4,269,160

Present value adjustment	(2,279,042)	(2,195,169)	(2,477,654)

Present value of the payments	1,815,032	1,748,275	1,791,506

Less than one year	120,485	108,827	106,435
More than one and less than five years	602,315	544,056	530,860
More than five years	1,092,232	1,095,392	1,154,211

The fair value of current loans and financings equals their book value, since the impact of the discount is not significant.

100 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

III          Guarantees

The Company participates as guarantor of a number of projects whose guaranteed amounts, forecasts and paid amounts are presented in the tables below.

DECEMBER 31st, 2010
Venture	Financing Bank	Subsidiary Interest	Amount of Financing (Part of the Subsidiary)	Outstanding Balance on 12/31/2010	Outstanding Balance Projection End of the Year			Releasable
					2011	2012	2013	After 2013

UHE Tucuruí	BNDES	100.00%	941,000	586,834	483,261	381,522	279,783	-
Subestação Miranda II	BNDES	100.00%	47,531	39,522	35,966	32,523	29,081	-
SE São Luís II e III	BNDES	100.00%	13,653	13,653	12,596	11,621	10,646	-
Norte Transmissora	BNDES	24.50%	72,275	72,275	-	-	-	-
Manaus Transmissora	BNDES	30.00%	75,428	75,428	-	-	-	-
Linha Verde	BTG Pactual	49.00%	147,000	-	147,000	-	-	-
LT e Subestação Ribeiro Golçalves Balsas	BNB	100.00%	70,000	-	-	-	-	-
UHE Jirau	BNDES	20.00%	1,444,000	833,313	1,542,895	1,660,531	1,600,332	-
SPE Manaus Transmissora	BNDES	24.50%	72,275	72,275	-	-	-	-
ESBR	Bradesco	20.00%	68,888	68,888	63,220	27,051	7,232	-
IE Madeira	BNDES/Transferring Banks	24.50%	98,336	86,802	-	-	-	-
UHE Simplício	BNDES	100.00%	1,034,410	915,060	953,499	887,741	822,560	-
UHE Santo Antônio	BNDES / Transferring Banks / FNO	39.00%	2,589,051	2,256,456	2,444,652	2,848,008	3,082,029	-
UHE Foz do Chapecó	BNDES	40.00%	655,287	781,186	767,164	717,886	668,175	-
UHE Baguari	BNDES	30.62%	60,153	58,452	55,856	51,560	47,263	-
UHE Serra do Facão	BNDES	49.50%	257,263	-	-	-	-	-
UHE Batalha	BNDES	100.00%	224,000	100,384	224,859	208,698	192,691	-
IE Madeira	BNDES/Transferring Banks	24.50%	98,336	86,802	-	-	-	-
Companhia de Transmissão Centroeste de Minas	BNDES	49.00%	13,827	-	13,109	11,946	10,793	-
Goiás Transmissão	Banco do Brasil	49.00%	-	-	-	-	-	-
MGE	Banco do Brasil	49.00%	-	-	-	-	-	-
UHE Passo de São João	BNDES	100.00%	183,330	186,857	186,856	177,913	164,850	-
UHE Jirau	BNDES	20.00%	1,444,000	833,313	1,542,895	1,660,531	1,600,332	-
UHE Mauá	BNDES/Transferring Banks	49.00%	364,834	304,014	370,235	344,907	322,102	-
RS Energia	BNDES/Transferring Banks	100.00%	126,221	124,256	112,468	100,679	89,365	-
SC Energia	BNDES/Transferring Banks	100.00%	270,197	199,526	172,189	150,327	128,576	-
Eólicas Cerro Chato I, II e III	BNDES	90.00%	201,077	20,108	201,077	190,604	165,469	-
Norte Transmissora	BNDES	24.50%	72,275	19,691	-	-	-	-
ESBR	Bradesco	20.00%	68,888	68,888	63,220	27,051	7,232	-
UHE São Domingos	BNDES	100.00%	207,000	-	-	-	-	-
Porto Velho Transmissora	BNDES	100.00%	283,411	-	-	-	-	-
Angra 3	BNDES	100.00%	6,146,256	-	1,358,092	3,403,542	5,036,976	1,109,280
Mangue Seco 2	BNB	49.00%	12,250	16,748	-	-	-	-
Belo Monte	ANEEL	15.00%	156,915	156,915	125,532	109,841	109,841	109,841
Mangue Seco 2	BNB	49.00%	40,951	-	-	-	-	-

Total			17,560,318	7,977,646	10,876,641	13,004,482	14,375,328	1,219,121

101 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

						To be
	Guaranteed	Total guaranteed	Outstanding balance forecast			guaranteed
	amount	on December 31,	end of the year - R$ Millon			R$ million
	(subsidiaries'	2010
	part) R$ Million	R$ Million	2011	2012	2013	After 2013

Total	17,560	7,978	10,877	13,004	14,375	1,219
Subsidiaries	9,137	2,042	3,427	5,254	6,665	1,109
SPE	8,423	5,936	7,481	7,766	7,710	110

The Company provided in the line provisions, in non-current liabilities, the fair value of the amounts guaranteed by Eletrobrás and already released by the funding banks. The fair value is calculated based on 1% of the total released until December 31, 2010, as shown below:

Provided amount

Guarantee owed on January 1, 2009	18,046
Changes in 2009	62,383
Guarantee owed on December 31, 2010	80,429
Changes in 2010	(653)

Guarantee owed on December 31, 2010	79,776

UHE Passo de São João - This enterprise, fully owned by subsidiary Eletrosul has an installed capacity of 77MW and projected investments of R$ 260,000 thousand.

A financing operation was authorized by BNDES in the amount of R$ 183,330, amortized in 192 months (16 years) and a grace period until July 15, 2010.

Eletrobras, through Deliberation 020/2008 and Resolution 030/2008, has signed this agreement as a guarantor.

UHE Simplício - The enterprise, fully owned by Furnas has an installed generation capacity of 337.7 MW and estimated investments of R$ 1,200,000 thousand.

BNDES authorized a financing in the amount of R$ 1,034,410, amortized in 192 months (16 years), with a grace period until July 15, 2010.

Eletrobras, through Deliberation 019/2008 and Resolution 029/2008, has signed this agreement as a guarantor.

UHE Mauá - The enterprise has an installed capacity of 361MW and a 51% interest by Copel.

BNDES has approved two financings, in the individual amount of R$ 182,417, one direct and the other indirect, to be amortized in 192 months (16 years) and a grace period until January 15, 2012.

Eletrobras, through Deliberation 014/2009 and Resolution 109/2009, has signed this agreement as a guarantor.

UHE Jirau - The SPE Energia Sustentável do Brasil, established by subsidiaries Eletrosul, Chesf, GDF Suez Energy and Camargo Corrêa, won the auction to build and operate the UHE Jirau, with an installed capacity of 3,450MW, located on Rio Madeira, in the city of Porto Velho, State of Rondônia.

102 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

BNDES has approved two financings, one direct and the other via transferring banks, in the amount of R$ 7,273,395, payable in 240 months (20 years).

Eletrobras, through Deliberation 062/2009 and Resolution 428/2009, has signed this agreement as a guarantor of the interest (20%) of each of its subsidiaries.

UHE Santo Antônio - The SPE Madeira Energia S/A - MESA, established by Furnas, CEMIG, Fundo de Investimentos em Participação Amazônica Energia - FIP, Construtora Norberto Odebrecht S/A, Odebrecht Investimentos em Infraestrutura Ltda and Andrade Gutierrez Participações S/A won the auction to build and operate UHE Santo Antônio, located on Rio Madeira, with an installed capacity of 3,150.4 MW.

Through Deliberation 030/2009, of March 27, 2009, Eletrobras' signature as a consenting party in the Capitalization Agreement executed between the companies, in the amount of R$ 6,638,593, on the interest held by Furnas (39%), was approved.

Substation Miranda II - Corporate enterprise aimed at installing the third transformer 230/138/13,8kV and associated connections, enlarging and enhancing the transmission system of Eletronorte in the State of Maranhão.

Through Deliberation 202/2009, of December 21, 2010, the corporate guarantee for the BNDES financing, in the amount of R$ 47,531 was approved.

UHE Foz do Chapecó - The SPE Foz do Chapecó Energia is responsible for implementing the UHE Foz do Chapecó, with an installed capacity of 855MW.

Through Deliberation 085/2010, of March 30, 2010, guarantees provided by Eletrobras to Furnas in the contractual instruments, replacing the contracted Fianças Bancárias, limited to Furnas's interest in the SPE (40%, totaling R$ 653,200) were approved.

UHE Baguari - Corporate projeto of Furnas, UHE Baguari will have 140MW of installed capacity and is located in Minas Gerais.

Through Deliberation 078/2010, of March 30, 2010, the guarantee rendered by Eletrobras in the financing agreement with BNDES, in the amount of R$ 60,153, was approved.

UHE Serra do Facão - UHE Serra do Facão is comprised of a SPE, established by Furnas (49.5%), Alcoa Alumínio S.A. (30.5%), DME Energética (10%) and Camargo Corrêa Energia S.A (10%). and will have an installed capacity of 210MW.

Through Deliberation 142/2010, of May 19, 2010, the guarantee rendered by Eletrobras on the financing with BNDES, in the total amount of R$ 520,000 thousand, proportional to Furnas's interest (R$ 257,400), was approved.

Eólicas Cerro Chato I, II and III - SPE's Eólicas Cerro Chato I, II and III are established by Eletrosul (90%) and Wobben (10%). The budget of the enterprise, comprised by three sites of 30MW each, is R$ 406,000 thousand, with a 80% financing (R$ 325,000 thousand) at an interest rate of 4.5% per year and payable in 10 years (2 years grace period).

With Deliberation 193/2010, of July 29, 2010, Eletrobras' endorsement of 90% of the financed amount for this loan (R$ 292,500) was approved.

103 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Substation São Luiz II and III - Corporate enterprise related to substation São Luiz III and to the transmission line São Luiz I - São Luiz II, of approximately 36 km in the State of Maranhão.

Through Deliberation 140/2010, of May 19, 2010, Eletrobras' corporate warranty on the BNDES funding for the enterprise, in the amount of R$ 13,653 (TJLP+1.3%+1.28 in 14 years) was approved.

Norte Transmissora de Energia - SPE Norte Brasil Transmissora, with interest of Eletronorte (24.5%) and Eletrosul (24.5%) aimed at implementing, operating and maintaining the transmission line Porto Velho/Araraquara, with a length of 2,375 km.

Through Deliberation 139/2010, the guarantee rendered on the short-term contract, in the amount of R$ 295,000, proportional to Eletronorte's interest (24.5%) and Eletrosul's interest (24.5%), resulting in R$ 144,550, was approved.

Manaus Transmissora de Energia - SPE Manaus Transmissora de Energia, with participation of Eletronorte (30%) and Chesf (19.5%), is aimed at implementing, operating and maintaining 4 substations and one transmission line of 586 km (LT Oriximiná/Itacoatiara/Cariri). In order to make the investment viable, a short-term loan with BNDES, on the amount of R$ 251,426, was contracted.

Through Resolution 138/2010, the guarantee rendered by Eletrobras in this contract, limited to the interest of its subsidiaries (49.5%, resulting in R$ 124,445), was approved.

Mangue Seco 2 - SPE with a 49% interest of Eletrobras and 51% of Petrobras aimed at building and operating three aeolian plants in Guacari, no Rio Grande do Norte.

Through Deliberation 209/2010, the guarantee rendered by Eletrobras, proportional to its interest (R$ 12,250), on the short-term loan agreement with BNB was approved.

UHE Batalha - For UHE Batalha, a corporate enterprise of Furnas with a generating capacity of 52.5MW and located between Minas Gerais and Goiás, a loan agreement with BNDES, in the amount of R$ 224,000 thousand was signed. Eletrobras, through Deliberation 169/2010, appears as guarantor of the referred contract.

RS and SC Energia - Eletrobras granted a guarantee to Eletrosul on the loan with BNDES and transferring Banks upon purchase of an equity interest from the companies Schahin Engenharia S/A and Engevix Engenharia S/A in the  transmission companies RS and SC Energia.

Through Deliberation 073/2010, the guarantee rendered by Eletrobras was approved.

IE Madeira - SPE Interligação Elétrica do Madeira S.A., with equity interest of Furnas (24.5%) and Chesf (24.5%), contracted a short-term loan with BNDES in the total amount of R$ 401,370.

Through Deliberation 196/2010, the guarantee rendered by Eletrobras, by means of signing Fiança Bancária Contracts, to the loan, limited to the equity interest of its subsidiaries, was approved.

Belo Monte - UHE Belo Monte, located on the Xingu River, will have an installed capacity of 11,233 MW. For this purpose, the SPE Norte Energia was established, with equity interest of Chesf (15%), Eletronorte (19,98%) and Eletrobrás (15%).

Through Deliberation 230/2010, the guarantee rendered by Eletrobras on behalf of the SPE covering liabilities with the insurance company JMALUCELLI in the scope of the contract of counter-guarantee, in the amount of R$ 156,915, was approved.

104 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

ESBR - The Deliberation 171/2010 approved the guarantee rendered by Eletrobras in the contracts issuing Letters of Credit between Bradesco and SPE ESBR on the turbine and generator supply agreement signed with Dong Fang Eletrioc Corp. for UHE Jirau in the amount of equity interest of its subsidiaries (R$ 82,421, representing their 40% interest).

25          Compulsory Loan

The electricity consumption Compulsory Loan, enacted by Law No. 4156/1962 with the objective of generating funds for the expansion of the Brazilian energy sector, was extinguished by Law No. 7181 of December 20, 1983, which defined the date of December 31, 1993 as the final date for collection.

In the first phase of this Compulsory Loan, terminated with the enactment of Decree-law 1512/1976, the collection included various classes of energy consumers and the credits were represented by bearer bonds issued by Eletrobras.

In a second phase, starting with provisions contained in the mentioned Decree-law, the Compulsory Loan in question was charged only to industries with monthly energy consumption exceeding 2,000 kWh, and the credits were no longer represented by bonds, but only recorded in book entry form by Eletrobras.

The remaining Compulsory Loan balance, after the 4th conversion into shares on April 30, 2008, related to the 1988-2004 credits, is recorded in current and non-current liabilities, maturing as of 2008, and accruing annual interest of 6%, plus monetary adjustment based on the IPCA-E variation and corresponds, at December 31, 2010 to R$ 157,616 (December 31, 2009, to R$ 140,299 and January 1, 2009, R$ 215,071), of which R$ 141,425 are non current (December 31, 2009 - R$ 127,358 and January 1, 2009 - R$ 129,866).

I              Bearer bonds issued by Eletrobras

The bearer bonds issued as a result of the Compulsory Loan are not marketable securities, are not traded on stock exchanges, are not quoted and are unenforceable. Thus, Eletrobras Management clarifies that the Company does not have outstanding debentures.

The issue of these bonds was a legal imposition and not a decision of Eletrobras. Likewise, this was not the wish of the bondholders, but they had to comply with a legal duty by force of Law No. 4156/1962.

The Brazilian Securities Commission's Board decision rendered in the administrative proceeding CVM RJ 2005/7230, filed by holders of these bonds, affirms verbatim  that "the bonds issued by Eletrobras as a result of Law No. 4156/1962 may not be deemed as securities." CVM also understood that there is neither irregularity in the procedures adopted by Eletrobras concerning its financial statements referring to these bonds, nor in the reporting of lawsuits (see Note 27) seeking the redemption of these bonds.

In addition, the unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice, which reiterated the understanding that they became time-barred and they cannot be used as guarantee of tax foreclosures.

105 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Therefore, Bearer Bonds issued in the first phase of this compulsory loan, as resolved by the Brazilian Securities Commission - CVM, cannot be considered as debentures. In addition, by force of provisions in Article 4, paragraph 11 of Law No. 4156/1962 and Article 1 of Decree No. 20910/1932, they are unenforceable, a condition confirmed in newsletter 344 of the Superior Court of Justice - STJ, mentioning that these bonds cannot be used as guarantee of tax foreclosures, since they are not liquid and they are not debentures.

As a result, the liabilities related to the Compulsory Loan represent the residual credits established between 1988 and 1994 from industrial consumers with consumption exceeding 2,000 kW/h, referring to the second phase of this Compulsory Loan, as well as interest not claimed related to these credits, as follows:

	Parent company

	December	December	January
	31, 2010	31, 2009	1, 2009

Current
Interest payable	16,191	12,941	85,205

Non-current
Credits received	141,425	127,358	129,866

	157,616	140,299	215,071

26          Fuel Consumption Account - CCC

The Fuel Consumption Account (CCC), created by Decree 73,102, of November 7, 1973, is aimed at grouping the distribution of costs related to fuel consumption on thermoelectric electricity generation, especially in the North Region of the country.

Under Law No. 8.631, of March 4, 1993, the Company manages the amounts related to the tax payments made by the electricity public utility concessionaires, for credit in the Fuel Consumption Account - CCC, corresponding to annual quotas allocated to expenditures with fuel for electricity generation. The amounts registered in current assets, in compensation for the current liability, correspond to the availability of resources maintained in a linked bank account, and to quotas not paid by the concessionaires

It is worth mentioning that Law No. 12,111, of December 9, 2009, introduces profound change in the assumptions to contract electricity and receiving incentives, including for isolated locations, to be interconnected in the near future. Therefore, the provisions in it are immediately effective, in order to allow the Concessionaires, during the period of the transition to the National Interconnected System - (SIN), maintaining the incentives. With this measure, these companies will receive the same treatment given to SIN concessionaires when the current model was created.

The purpose of Law No. 12,111/2009 is reimbursing the electricity generation costs in Isolated Systems, including costs related to contracting electricity and power associated to self generation to serve the electricity distribution public utility service, charges of the electric sector and taxes and realized investments , which will occur through the Fossil Fuel Consumption Account - CCC.

106 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

27           Income Tax and Other Taxes Payable

	Parent company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009

Income Tax		51,666	874,413	400,167	454,235	1,120,332
Social Contribution		18,600	314,789	252,752	157,948	456,332
PASEP and COFINS	83	801	69,366	153,256	147,963	231,399
ICMS				70,267	73,014	103,160
PAES				930,552	1,016,863	1,055,263
Others	76,597	15,166	22,242	513,327	387,232	316,222

Total	76,680	86,232	1,280,810	2,320,321	2,237,255	3,282,708

Current liabilities	76,680	15,967	91,608	1,102,672	963,365	810,536

Non-current liabilities		70,266	1,189,202	1,217,649	1,273,890	2,472,172

(a)         Reconciliation of the expenses with income tax and social contribution

	Parent Company

	December 31, 2010		December 31, 2009

	IRPJ	CSLL	IRPJ	CSLL

Income (loss) before IRPJ and CSLL	2,453,201	2,453,201	(355,087)	(355,087)

Total IRPJ and CSLL calculated at tax rates of
25% and 9%, respectively	613,300	220,788	(88,772)	(31,958)

Effects of additions and (exclusions):
Dividend revenue	(25,462)	(9,166)	(25,967)	(9,348)
Equity in the result of investees	(456,054)	(164,179)	(729,974)	(282,484)
Provision of JCP	(92,689)	(33,368)	(185,377)	(66,736)
Provision for Reduction to Market Value	165,410	59,548	264,162	95,098
Other additions (exclusions)	(55,124)	(17,716)	(166,566)	(38,633)

Total IRPJ and CSLL expense (Revenue)	149,381	55,907	(932,494)	(334,061)

(b)         Tax Incentives - SUDENE

The Provisional Measure 2199-14 of August 24, 2001, amended by Law No. 11196 of November 21, 2005, authorizes the northeast region companies with projects in the infrastructure sector deemed by the Executive Branch as priority for the regional development, to reduce their income tax for the purposes of investments in installation, expansion, modernization, or diversification projects.

In 2008, the subsidiary Chesf obtained the right to reduce by 75% its income tax, calculated based on the operating profit, as defined. Such incentive was granted until 2017.

This year, the tax incentives mentioned above amounted to R$ 380,357 (R$ 163,153 at December 31, 2009 and R$ 343,251, at January 1, 2009), recorded in the income statement for the year as a reduction of income tax, in compliance with the Pronouncement CPC 07.

(c)         Special Installment Program - PAES

The subsidiaries Furnas, Eletrosul, Eletronorte, Amazonas Energia, and Ceal opted for refinancing their tax liabilities. The financing term is limited to 180 months and the outstanding balance is adjusted by the long-term interest rate - TJLP and SELIC.

107 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

28          Regulatory Fees

	Consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

Current
Global Reversion Reserve - RGR	113,103	138,208	101,758
CCC/CDE	53,896	22,397	33,112
Financial compensation - water resources	390,792	404,767	536,115
ANEEL inspection fee	5,547	7,007	12,394
PROINFA	20,902	17,054	11,259
OTHERS			609

	584,240	589,433	695,247

29          Shareholders' Remuneration

I              The Company's By-laws set forth as a mandatory minimum dividend 25% of the net income, adjusted in accordance with the Brazilian Corporation Law, observing the minimum remuneration for Classes A and B preferred shares of 8% and 6%, respectively, of the capital stock related to these types and classes of shares. Providing for the possibility to pay interest on equity - JCP.

The table below presents the adjusted net income and the value of the mandatory minimum remuneration, in the form of JCP imputed in the minimum dividend, pursuant to the applicable law, as well as the total remuneration offered to the shareholders, to be resolved at the Ordinary General Meeting:

December 31,
2010

Net income for the year	2,247,913
(-) Valuation Adjustments	(2,804,841)

= Calculation basis	(556,928)
Minimum dividend
(+) Realization of the Revaluation Reserve	16,092

Mandatory minimum dividend	16,092
Statutory minimum dividend - preferred shares	370,755
Minimum Dividend (JCP) on the income for the year	549,971

Remuneration offered to the shareholders
Minimum Dividend (JCP) on the income for the year	370,755
Additional dividends (JCP) - common shares	753,201

1,123,956

108 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

In 2010 Eletrobras recorded interest on capital - JCP amounting to R$ 370,755 (R$ 741,509 in 2009) as full remuneration to shareholders, attributed to the dividends for that year, according to the statutory provisions, whose remuneration per share was as follows:

Remuneration per share - Expressed in R$		December 31, 2010	December 31, 2009

Common shares	3.6029% of capital (2009 -1.77%)	0.83	0.41
Preferred shares - Class A	9.4118 % of capital (2009 9.41%)	2.17	2.17
Preferred shares - Class B	7.0588% of capital (2009 -7.06%)	1.63	1.63

According to the prevailing tax laws, a 15% withholding income tax is levied on the remuneration proposed for shareholders as interest on capital.

The update covers from January 1, 2010 until the date of the actual commencement of the remuneration payment, being the date decided by the Ordinary General Meeting, which will assess the present Financial Statements and the proposed allocation of this year's results. The part related to monetary restatement, calculated by the SELIC rate, according to the effective legislation, is subject to withholding income tax.

In accordance with the resolutions of the 50th Ordinary Shareholders' Meeting held on April 30, 2010, payment of shareholders' remuneration for the year 2009, in the form of JCP, began on May 18, 2010:

II            The Board of Directors of the Company decided, in January, 2010, for the payment of the Undistributed Dividends Special Reserve balance in four annual installments, starting in the year 2010. This decision was based on the improvement of the cash position of the Company in the year 2009.

Individuals and companies holding shares of Eletrobras on January 29, 2010, are entitled to receive the referred payment.

Still according to Eletrobras By-laws, the referred credits will continue to be updated by the variation of the SELIC rate until the date of the effective payment of each installment, with the retention of withholding income tax, in compliance with the legislation in force.

The balance of shareholders' remuneration, stated under current liabilities, includes the amount of R$ 167,211 (R$ 219,153 at December 31, 2009 and R$ 154,401, at January 1, 2009) related to remunerations not claimed for 2007, 2008, 2009 and 2010. The remuneration related to 2006 and previous years became time-barred, according to the Company's By-laws.

109 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

30          Accounts Payable to the Brazilian National Treasury

	Parent company and consolidated

	Current			Non-current

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009
Acquisition of shares of
CEEE-GT and CEEE-D	85,904	68,720	62,231	234,313	287,646	362,601
Others	6,866	7,316	10,005	16,172	23,660	40,828

	92,770	76,036	72,236	250,485	311,306	403,429

31           Post-Employment Benefits

The companies in the Eletrobras System sponsor pension plans for their employees, as well as medical assistance plans and post-employment life insurance in certain cases. These benefits are classified as defined benefits.

Due to the decentralized structure of the Eletrobras System, each segment sponsors its own package of post-employment benefits. In general, the Group offers its current and future retirees and their dependents benefits like pension, health insurance and post-employment life insurance, as presented in the following table:

Post-employment benefits sponsored by companies in the Eletrobras System

Other post-employment
		Pension plan benefits		benefits

		Paid-off		Life	Health
Company	DB Plan	Plan	DC Plan	Insurance	Insurance

Eletrobras	X		X	X
Amazonas	X		X
Boa Vista	X		X		X
Ceal	X		X		X
Cepisa	X
CGTEE	X
Chesf	X	X	X	X
Eletronorte	X		X	X	X
Eletronuclear	X			X	X
Eletrosul	X		X		X
Furnas	X		X	X	X

With the adoption of the standards set forth by CPC 33, the Management of the Company decided to change the accounting policy for recognition of actuarial gains and losses, adopting since January 1, 2009, the policy of immediate recognition in the period when actuarial gains and losses are incurred, directly in Other Comprehensive Income, as allowed by item 93A of CPC 33.

The consolidated results of the Eletrobras Group are presented as follows. The evaluation date for each year is December 31, as well as for the calculation of the fair value of the assets of the plans.

The tables below present the reconciliation of the present value of the defined benefit obligations and the fair value of the assets with amounts registered in the balance sheet for pension benefits and for other post-employment benefits.

110 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Table 1a - Pension benefit plans - Amounts recognized in the balance sheet and in the income statement of the year

		Parent Company			Consolidated

	2010	2009	2008	2010	2009	2008

Present value of the actuarial obligations totally or partially covered	2,327,808	2,250,502	1,927,732	16,998,502	14,424,138	13,297,053
Fair value of the plan assets	(2,587,788)	(2,181,879)	(2,045,822)	(19,238,810)	(14,984,812)	(12,366,388)

Present value of the obligations exceeding the fair value of the assets	(259,980)	68,623	(118,090)	(2,240,308)	(560,674)	930,665

Compensation of quotas - DC Plan	(129,847)	62,548		(360,959)	62,548	(34,289)
Maximum value of actuarial asset subject to recognition at the end of the year
Debt between sponsor and plan	2,753			1,057,783	1,314,210	1,975,677

Value of the liability/(asset) of post-employment benefits	2,753	6,074		1,621,389	1,589,104	2,212,513

Accumulated value in OCI at the end of the year	(2,572)	17,045		(455,604)	513,389	(800,711)

Current service cost	31,439	25,556	n/a	241,651	214,860	n/a
Interest cost on actuarial liabilities	216,809	202,089	n/a	1,388,730	1,391,289	n/a
Expected participant's contributions (-)	(25,416)	(25,981)	n/a	(223,581)	(206,651)	n/a
Expected return of the assets (-)	(192,040)	(195,031)	n/a	(1,439,109)	(1,184,816)	n/a

Expense/(Revenue) recognized in the year	30,792	6,633	n/a	(32,309)	214,682	n/a

Table 1b - Other post-employment benefits - Amounts recognized in the balance sheet and in the income statement for the year

		Parent Company			Consolidated

	2010	2009	2008	2010	2009	2008

Present value of unfunded actuarial liabilities	12,556	26,712	46,676	885,207	754,057	477,529
Fair value of the assets of the plan

Present value of the obligations exceeding the fair value of the assets	12,556	26,712	46,676	885,207	754,057	477,529

Maximum value of actuarial asset subject to recognition at the end of the year
Debt between sponsor and plan

Value of the liability/(asset) of post-employment benefits	12,556	26,712	46,676	885,207	754,057	477,529

Accumulated value in OCI at the end of the year

Current service cost	708	870	n/a	10,757	11,065	n/a
Interest cost on actuarial liabilities	2,017	2,125	n/a	33,176	10,650	n/a
Expected participant's contributions (-)			n/a			n/a
Expected return of the assets (-)			n/a			n/a

Expense/(Revenue) recognized in the year	2,725	2,995	n/a	43,933	21,715	n/a

111 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(a)         Disclosure of pension benefits

Consolidated results of pension benefits - reconciliation of the present value of the defined benefit liabilities:

Table 2a - Pension benefit plans - Changes in the

present value of actuarial liabilities

		Parent Company			Consolidated

	2010	2009	2008	2010	2009	2008

Value of actuarial liabilities at the beginning of the year	2,250,502	1,927,732		14,424,138	13,297,053
Current service cost	31,439	25,556		241,651	214,860
Interest on actuarial liabilities	216,809	202,089		1,388,730	1,391,289
Benefits paid in the year (-)	(174,633)	(214,649)		869,157	861,266
Compensation of quotas - DC Plan	(88,458)	144,273		249,922	(60,524)
(Gain)/Loss from actuarial liabilities	92,149	165,501		312,176	221,970

Present value of actuarial liabilities at the end of the year	2,327,808	2,250,502	1,927,732	16,998,502	14,424,138	13,297,053

Consolidated results from pension benefits - reconciliation of the fair value of the assets of the plans:

Table 2b - Pension benefit plans - Changes and

details of the fair value of the assets

		Parent Company			Consolidated

	2010	2009	2008	2010	2009	2008

Fair value of the assets in the beginning of the year	2,181,879	2,045,822		14,984,812	12,366,388
Benefits paid during the year	174,633	214,649		869,157	861,266
Participant's contributions paid during the year	25,416	25,981		191,105	172,699
Employer's contributions paid during the year	18,617	17,604		215,972	501,323
Compensation of quotas - DC Plan	99,818	81,724		311,034	143,779
Expected return of the assets in the year	192,040	195,031		3,035,964	2,535,082

Fair value of the assets at the end of the year	2,587,788	2,181,879	2,045,822	19,238,810	14,984,812	12,366,388

(Gain)/Loss from the assets of the plan	244,652	30,366		(1,564,380)	(1,316,314)

Consolidated results from pension benefits - Amounts recognized in Other Comprehensive Income:

Table 2c - Pension benefit plans - Changes in

Other Comprehensive Income - ORA

	Parent Company			Consolidated

	2010	2009	2008	2010	2009	2008

Accumulated value in OCI at the end of the year	135,135	118,090		513,389	(800,711)
Total actuarial (gain)/loss calculated at the year	(152,503)	135,136		(1,050,993)	(1,444,449)
Changes in the effect of the limit of asset recognition in the period	130,133	(118,090)	118,090	1,289,439	512,332
Debt adjustment registered in OCI	2,753			(1,207,439)	2,246,217
Effect of the adoption of CPC 33 registered in OCI						(800,711)

Accumulated value in OCI at the end of the year	(115,518)	135,135		(455,604)	513,389	(800,711)

112 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Consolidated results of pension benefits - Changes in liabilities/assets of post-employment benefits in the year:

Table 2d - Pension benefit plans - Changes in

post-employment benefit liabilities/(assets)

from post-employment benefits

	Parent Company			Consolidated

	2010	2009	2008	2010	2009	2008

Post-employment liability/(asset) in the beginning of the year	6,074			1,589,104	2,215,513
Expense/(Revenue) recognized in the income statement	30,793	6,634		(32,309)	214,682
Employer's contributions paid in the year (-)	(18,617)	(17,604)		(215,972)	(501,323)
Actuarial losses/(gains) immediately recognized in OCI	(152,503)	135,136		(1,050,993)	(1,444,449)
Increase/(decrease) in the maximum value of actuarial assets subject to recording in the year	130,133	(118,090)		1,289,439	512,332
Compensation of quotas - DC Plan	4,120			358,942	592,349
Debt adjustment registered in OCI	2,753			(316,822)
Effect of adopting Technical Pronouncement CPC 33						2,215,513

Post-employment liability/(asset) at the end of the year	2,753	6,074		1,621,389	1,589,104	2,215,513

(b)         Disclosure of other post-employment benefits

Consolidated results of other post-employment benefits - reconciliation of the present value of the defined benefit liabilities:

Table 3a - Pension benefit plans - Changes in

the present value of actuarial liabilities

		Parent Company			Consolidated

	2010	2009	2008	2010	2009	2008

Value of actuarial liabilities at the beginning of the year	26,712	46,676		754,057	477,529
Current service cost	708	870		10,757	11,065
Interest on actuarial liabilities	2,017	2,125		33,176	10,650
Benefits paid in the year (-)				8,414	7,533
(Gain)/Loss from actuarial liabilities	(16,881)	(22,959)		78,803	247,280

Present value of actuarial liabilities at the end of the year	12,556	26,712	46,676	392,506	754,057	477,529

Consolidated results from other post-employment benefits - reconciliation of the fair value of the assets of the plans:

Table 3b - Other post-employment benefit plans -

Changes and details of the fair value of the assets

	Parent Company			Consolidated

	2010	2009	2008	2010	2009	2008

Fair value of the assets at the beginning of the year
Benefits paid during the year				8,414	7,533
Participant's contributions paid during the year
Employer's contributions paid during the year				8,414	7,533
Expected return of the assets in the year
Fair value of the assets at the end of the year

(Gain)/Loss from the assets of the plan
Expected return of the assets in the year

113 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Table 6a - Pension benefit plans -

Experience adjustments of the plan

	Parent Company		Consolidated

	2010	2009	2010	2009

Present value of the actuarial obligations totally or partially covered	2,327,808	2,250,502	16,998,502	14,424,138
Fair value of the assets of the plan	(2,587,788)	(2,181,879)	(19,238,810)	(14,984,812)

Surplus/(Deficit)	259,980	(68,623)	2,240,308	560,674

Experience adjustments on the liabilities of the plan	3,690	309,774	312,176	221,970
Experience adjustments on the assets of the plan	(344,469)	(112,090)	(1,564,380)	(1,316,314)

Table 6b - Other post-employment benefits -

Experience adjustments of the plan

	Parent Company		Consolidated

	2010	2009	2010	2009

Present value of the actuarial obligations totally or partially covered	12,556	26,712	392,506	336,466
Experience adjustments on the liabilities of the plan	(16,881)	(22,959)	20,522	(39,084)

(c)         Actuarial assumptions

The actuarial assumptions presented below were used in the calculation of the defined benefit liability and expense of the year.

Actuarial assumptions for December 31, 2010

Assumptions	Eletrobras	Amazonas	Boa Vista	Ceal	Cepisa	CGTEE

Real annual actuarial discount rate	5.50%	6.00%	6.00%	5.00%	6.00%	6.00%
Real annual projected inflation rate	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Real annual asset return rate	10.25%	10.77%	10.77%	9.73%	10.77%	10.77%
Real annual wage growth rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Real annual medical costs growth rate	n/a	n/a	1.00%	n/a	n/a	n/a
Real annual benefit growth rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Capacity factor	100%	100%	100%	100%	100%	100%
Turnover	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
General mortality	AT-2000	AT-83	AT-83	AT-2000	AT-83	AT-83
Mortality of disabled people	AT-83	AT-83	AT-83	AT-83	AT-83	AT-83
Disability entries	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak
Percentage of married people	95%	95%	95%	95%	95%	95%
Age difference M - F	4 years	4 years	4 years	4 years	4 years	4 years

114 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Assumptions	CHESF	Eletronorte	Eletronuclear	Eletrosul	Furnas

Real annual actuarial discount rate	6.00%	6.00%	6.00%	5.00%	6.00%
Real annual projected inflation rate	4.50%	4.50%	4.50%	4.50%	4.50%
Real annual asset return rate	N/I	N/I	10.77%	9.73%	10.77%
Real annual wage growth rate	2.00%	2.00%	2.00%	2.00%	2.00%
Real annual medical costs growth rate	n/a	N/I	1.00%	1.00%	1.00%
Real annual benefit growth rate	0.00%	0.00%	0.00%	0.00%	0.00%
Capacity factor	100%	100%	100%	100%	100%
Turnover	0.00%	0.00%	0.00%	0.00%	0.00%
General mortality	AT-83	AT-83	AT-2000	AT-2000	AT-83
Mortality of disabled people	AT-83	AT-83	AT-83	AT-83	AT-83
Disability entries	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak	LIGHT weak
Percentage of married people	95%	95%	95%	95%	95%
Age difference M - F	4 years	4 years	4 years	4 years	4 years

(d)         Effects of a one percentage point change in the trend rates of medical costs

The following table presents the effects in the present value of the defined benefit liability and in current service costs and interest costs arising from the increase and decrease of one percentage point in the trend rate of medical costs.

Changes in trend rates of medical costs:

Changes in rates of medical costs	CHESF	Eletronorte	Eletronuclear	Eletrosul	Furnas

Effect on the service and interest costs - 1% Increase (2.0%)	2	6,010	2,916	623	23,985
Effect on the service and interest costs - 1% Decrease (0%)	1	4,526	5,569	577	17,366
Effect on the defined benefit liability - 1% increase (2.0%)	8	40,192	19,439	4,277	163,103
Effect on the defined benefit liability - 1% decrease (0%)	6	29,723	38,386	4,020	117,283

(e)         Amounts included in the fair value of the assets of the plans

Asset category	Eletrobras	Amazonas	Boa Vista	Ceal	Cepisa	CGTEE

Immediately available amounts	2	5	10	435	1,490	278
Pension realizable	17,027	103	36	17,073	1	967
Investments in public securities	721,794	34,447	8,968			71,147
Investments in shares	270,507	1,074	279	7,407		35,803
Investments in funds	1,044,770	35,552	10,540	310,072	130,451	53,631
Investments in real estate	104,576	2,791	736		4,178	2,340
Loans and financing	117,264	7,622	1,617	18,399	3,833	6,465
Private credits and deposits	242,399
Other	77,171	20,978	5,182	4,223		26,557
Pension payable (-)	(4,627)	(963)	(132)	(24,128)	(105)	(3,212)
Investment payables (-)	(3,095)	(10)	(17)	(842)	(18)	(991)

	2,587,788	101,598	27,218	332,639	139,830	192,985

Asset category	CHESF	Eletronorte	Eletronuclear	Eletrosul	Furnas	Consolidated

Immediately available amounts	1,667	92	84	46	255	4,362
Pension realizable	38,755	11,504	4,936	27,290	642,910	760,603
Investments in public securities	2,185,223	475,461	264	404,983		3,902,287
Investments in shares	549,441	14,365	2,026		17,838	898,740
Investments in funds	1,258,115	396,673	1,395,204	471,946	7,396,350	12,503,304
Investments in real estate	36,075	41,198	33,639	23,142	180,002	428,675
Loans and financing	235,162	51,614	35,875	30,644	251,911	760,406
Private credits and deposits		377,631	19,895		23,021	662,945
Others	26,730	126	34,304	(14,031)	105,899	287,140
Pension payable (-)	(20,402)	(2,113)	(19,583)	(21,005)	(774,043)	(870,313)
Investment payables (-)	(123,224)	(3,764)	(21)	(5,547)	(176)	(137,705)

	4,187,542	1,362,787	1,506,623	917,468	7,843,965	19,200,445

115 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

32          Provisions for Contingencies

On the date of the fnancial statements, the Company recorded the following provisions for contingent liabilities, by nature:

	Parent Company			Consolidated

	December	December	January	December	December	January
	31, 2010	31, 2009	1, 2009	31, 2010	31, 2009	1, 2009
Current
Labor				80,355	90,266	78,438
Tax				105,013	23,454	75,110
Civil				63,368	131,118	149,904
Other				8,844	7,870

				257,580	252,708	303,452

Non-current
Labor	6,130	6,130	88,574	814,248	719,869	731,922
Tax				177,294	190,046	208,750
Civil	1,284,437	1,311,445	1,328,244	2,672,024	2,449,066	2,672,119
Other				237,723	169,936	156,875

	1,290,567	1,317,575	1,416,818	3,901,289	3,528,917	3,769,666

	1,290,567	1,317,575	1,416,818	4,158,869	3,781,625	4,073,118

Eletrobras and its subsidiaries are parties involved in several lawsuits, mainly labor and civil, which are under various stages of judgment. The Company's Management adopts the procedure of classifying the lawsuits filed against the Company by risk of loss, based on the opinion of its legal advisors, as follows:

•          provisions are made for the lawsuits with a probable unfavorable outcome for the Company;

•          for the lawsuits with a possible unfavorable outcome for the Company, the corresponding information is disclosed in Explanatory Notes, if relevant; and

•          for the lawsuits with a remote unfavorable outcome for the Company, only the information that at Management's discretion is deemed as significant for the full understanding of the Financial Statements is disclosed in the Explanatory Notes.

Therefore, in order to cover losses, provisions for contingencies are made, as stated above, net of judicial deposits and deemed by the Management of the Company and subsidiaries, and by their legal advisors, to be sufficient to cover losses in lawsuits of any nature, in this fiscal year, with the following composition:

	Parent Company	Consolidated

Balance at January 1,2009	1,416,818	4,073,118
Provision constitution		563,247
Provision reversals	(99,243)	(498,894)
Payments		(232,453)
Monetary restatement		(123,394)

Balance at December 31, 2009	1,317,575	3,781,624
Provision constitution		674,074
Provision reversals	(27,008)	(251,330)
Payments		(59,930)
Monetary restatement		14,431

Balance at December 31, 2010	1,290,567	4,158,869

116 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

1                     Lawsuits filed against the Company andits subsidiaries which are accounted for:

1.1          Civil actions

1.1.1       In the Parent Company

The provision for civil contingencies in the parent company, amounting to R$ 1,290,567 (December 31, 2009 - R$ 1,317,575 and January 1, 2009 R$ 1,416,819), corresponds to lawsuits claiming application of monetary adjustment criteria different from those set forth by the specific legislation to the book-entry credits of the Compulsory Loan established as from 1978.

These lawsuits are different from those seeking the redemption of the Bearer Bonds, currently unenforceable, issued as a result of the Compulsory Loan.

The demands that relate to provisions challenge the system of calculating the monetary adjustment determined by laws ruling the Compulsory Loan, which is used to update credits established as of 1978. These credits were fully settled by Eletrobras by means of conversions into shares at the 72nd, 82nd and 142nd Extraordinary General Meetings of Eletrobras.

Currently, there are 1,537 lawsuits at various court levels and the Company's Management, supported by its legal counsels, estimates between eight and ten years as the average term to definitively resolve the lawsuits in progress.

In a decision issued on August 12, 2009 referring to the Compulsory Loan credits, the Brazilian Supreme Court (STJ) partially granted the appeals lodged by Eletrobras, since the credits of 1st and 2nd conversions were deemed time-barred. The Selic rate was also considered not applicable to the principal, bearing interest only as of the date of summons. The conversion of these credits was maintained at the book equity value.

As a result of this decision, the calculation assumptions considered in the process of evaluating the provision have been revised taking into account the impacts arising from legal and methodological aspects resulting from the court decision. Therefore, the Company's Management maintains a provision of R$ 1,290,567, corresponding to 100% of the expected losses.

1.1.2      In subsidiaries

1.1.2.1   In the subsidiary Chesf:

(a)          Despite being considered by the Management, supported by the Company's legal advisors, as a remote loss risk proceeding, there is a collection lawsuit in progress filed by Construtora Mendes Júnior S.A., contracted to build the Hydroelectric Plant Itaparica, for alleged financial losses resulting from delays in invoice payments by the Company.

The referred collection lawsuit is based on the Declaratory Action upheld with the purpose of declaring the existence of a credit relation between Mendes Júnior and Chesf, ensuring financial reimbursement.

In this collection action Constructora Mendes Junior S.A. received the sentence from the Judge of the 4th Circuit, subsequently revoked, which condemned Chesf to pay the amount, including attorneys' fees and inflation through the month of August 1996, calculated according to criteria determined by the court - would be approximately R$ 7 billion, not updated since that date.

117 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

After the decision of the Brazilian Supreme Court, of not recognizing the special appeal filed by Construtora Mendes Júnior, and ratified the decision of the 2nd Civil Chamber of the Pernambuco Court of Justice, annulling the sentence, determining the redistribution of the process to one of the Federal Courts of Pernambuco, the process was sent to the 12th Federal Court, under the number 2000.83.00.014864-7, for a new inspection and further new sentence.

The Inspection was presented. It must be mentioned that the Inspector, answering the query from Chesf, declared "not being possible, from the analysis of the accounting records of Mendes Júnior, to state that it had raised funds in the financial market, in the periods in which there were late payment of invoices, specifically to finance the works at Itaparica". This answer was confirmed by the analysis made by the Technical Assistant of Chesf, which included a careful examination of the financial statements of Mendes Júnior. Based on these results, Chesf requested the dismissal of the lawsuit.

The Federal Prosecutors Office presented an application for declaration of nullity of the whole process and in substance, asked for the dismissal of the lawsuit.

The lawsuit was upheld in part, based on the sentence published on March 8, 2008. Against the sentence, Chesf submitted requests for clarification, heeded by the Honorable Judge by means of a decision that clarified some aspects of the sentence related to the calculation of Chesf's debt with Mendes Júnior.

Against this sentence Chesf filed an appeal, asking for the full dismissal of the lawsuit, considering that in this collection action, Mendes Junior was supposed to, in order to justify any sort of financial compensation, in compliance with the ruling on the Declaratory Action previously filed, prove that it had raised funds specifically to finance the work of Itaparica, due to Chesf's late payment of some invoices, and that the financial costs it had incurred with this fundraising, would have been higher than the total additional charges paid by Chesf due to these delays. The Federal Government and Federal Prosecutors lodged an appeal with the same orientation as the one presented by Chesf.

In the session held on October 25, 2010, the Federal Court of the 5th Region upheld the appeal lodged by Chesf, Union and federal prosecutors, and judged this suit entirely groundless. There is information of special and extraordinary appeals lodged by Construtora Mendes Júnior and the Union, although Chesf has not been subpoaned to present any counter-arguments to these appeals. On December 31, 2010, the Company was awaiting for any eventual appeals by the contractor Mendes Júnior.

Considering the decision by the Federal Regional Court of the 5th Region, we deem the risk of Chesf having a loss in this lawsuit as remote.

(b)          Chesf is plaintiff in a lawsuit pleading the declaration of partial invalidity of addendum to the turn-key agreement (price analytic adjustment K-factor) of the hydroelectric power plant Xingó, executed with a consortium comprising Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A., as well as the return of amounts paid, as K-Factor, in the approximate amount of R$ 350 million, in double.

The lawsuit was filed at the federal court, but by decision of the Federal Regional Court - 5th Region it is to be heard at the Pernambuco State Court. The lawsuit filed by the company was deemed groundless. The counterclaim filed by defendants obtained a favorable position from the judge of the 12th Civil Court of the Recife District court and the decision was upheld by the 2nd Civil Chamber of the Pernambuco Court of Justice.

118 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Chesf and the Federal Government, Chesf's assistant in this lawsuit, lodged special and extraordinary appeals to discuss the decision rendered in the main proceeding and decisions rendered in this lawsuit, which may annul it. In August 2010, the Superior Court of Justice granted relief to one of these special appeals filed by Chesf, reducing the amount in controversy, thus implying a substantial reduction in the attorney's fees to be eventually paid in the main proceeding. The Superior Court of Justice rejected other special appeals lodged by Chesf and by the federal government, thus upholding the decision of the Pernambuco Court of Justice, which deemed as groundless the declaratory judgment action filed by Chesf, and granted relief to the counterclaim filed by the defendants. The Superior Court of Justice substantially reduced the attorney's fees. The parties have not been notified about these decisions yet and probably they can appeal against these decisions.

In November 1998, the defendants filed a motion for provisional execution of the decision, in the amount of R$ 245 million and the proceeding is suspended as determined by the Chief Justice of the Superior Court of Justice (PET 1621). This injunction was the subject-matter of the Consortium's interlocutory appeal, which was judged on June 24, 2002, upholding by unanimous vote the injunction previously granted by the chief justice of the Superior Court of Justice, thus removing the possibility of executing the amounts resulting from the proceeding, before the final and unappealable court decision.

Subsequently, the defendants filed a proceeding for the calculation of the award before the judge of the 12th Civil Court of Recife, under the assumption that all appeals of Chesf and Federal Government are denied.

In the records of this proceeding for the calculation of the award, the judge of the 12th Civil Court recognized that the authority to judge this claim relies on the federal court, considering the federal government is the interested party in the case. The Consortium Xingó lodged an interlocutory appeal against this decision and the Pernambuco Court of Justice changed this decision and determined that the State courts are the competent jurisdiction to judge the proceeding for the calculation of the award. Chesf and the federal government lodged special and extraordinary appeals against this decision, which are pending judgment.

Subsequently, the Deputy Judge at the 12th Civil District Court of Recife rendered a decision setting the award amount at R$ 842,469 and Chesf lodged a motion for clarification of judgment against such decision, considering it did not express an opinion about several challenges lodged by Chesf on the expert report submitted by the court's expert.

The judge of the 12th Civil Court dismissed the proceeding for the calculation of the award, since the matter was still sub judice at the Superior Court of Justice; against such decision, the Consortium Xingó lodged an interlocutory appeal to the Pernambuco Court of Justice; which is pending judgment.

The Management, based on the opinion of its legal counsels and based on calculations that include the suspension of payment of K-Factor installments and respective monetary adjustments, maintains a provision recorded under non-current liabilities, in the amount on December 31, 2010 of R$ 427,193 in order to cover losses deriving from this issue. This provision corresponds to the partial disallowance of K Factor between July 1990 and December 1993, in compliance with Law No. 8030/1990 and full suspension of payment of K Factor, between January 1994 and January 1996, as the Company understands.

There is no deadline for the conclusion of the dispute.

119 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

1.1.2.2  In the subsidiary Eletronorte

Several civil actions of a compensation nature for financial losses, due to payments to suppliers in arrears and expropriation of areas flooded by hydroelectric power plants reservoirs. The estimated amount of the probable loss is R$ 553,313.

1.2          Labor claims

1.2.2      In subsidiaries

1.2.2.1  In the subsidiary Furnas

(a)         Engineers reference date

The Union of Engineers of Rio de Janeiro filed labor claims in order to recover salary differences related to the change in reference date of engineers. These are in the phase of calculation of the award. The amount estimated to cover occasional losses deemed probable by the legal advisors, on December 31, 2010, is R$ 32,267.

(b)         Hazardous work premium

Several lawsuits were filed pleading for the hazardous work premium understanding that the full percentage should be granted and not a proportional percentage to all employees working under electricity risk.

(c)         Retirement supplement

Refers to the balance payable related to the retirement supplement - equality with active employees.

1.2.2.2  In the Subsidiary Eletronorte

Several labor lawsuits, most of them arising from actions related to hazardous work premium, Bresser Plan, overtime, FGTS fine calculation and wage curve alignment. The estimated probable loss is R$ 168,008.

1.2.2.3  In the subsidiary Cepisa

The proceedings refer to various lawsuits filed against Cepisa, by former and current employees, involving overtime, hazardous work premium, arduous premium, equivalence/wage brakets, insalubrity, FGTS differences, indemnification for moral damage arising from labor accidents and reintegration of fired workers, totalling an amount of R$ 46,096.

1.3          Tax lawsuits

1.3.1      In subsidiaries

1.3.1.1   In the subsidiary Furnas

                Tax deficiency notices - FINSOCIAL, COFINS and PASEP

On May 3, 2001, the Company received tax deficiency notices related to FINSOCIAL, COFINS and PASEP, in the updated amount of R$ 1,098,900 (R$ 791,796 historical), as a result of exclusions in the related calculation bases  mainly for energy transfer and transport from ITAIPU for a 10-year period. These tax deficiency notices overlapped other notices issued in 1999 for a 5 year inspection period, amounting to R$ 615,089, which have been used for adhesion to the Tax Recovery Program - Refis, on March 1, 2000 and transferred on July 31, 2003 to the Special Installment Program - Paes.

120 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

On June 12, 2008, the Federal Supreme Court (STF) set the binding precedent 8 that the enforcement of tax deficiency notices was reduced to five (5) years, and the restated amount of R$ 1,098,900 is now R$ 241,441.

The Company, based on the latest decisions of the Internal Revenue Service, recorded a provision for tax risks, of R$ 89,318 related to Pasep/Cofins on the exclusion from the calculation basis of the Global Reversion Reserve (RGR) for the periods between October 1995 and September 2000, October 2005 and March 2007. The difference of R$ 195,187 refers to other exclusions from these calculation bases, still in the judgment phase, where Furnas has possible chances of success, according to its legal department's understanding.

1.3.1.2  In the subsidiary Chesf

(a)          The subsidiary has matters basically involving actions for annulment of tax deficiency notices; claims for credit refunds (PIS/PASEP - COFINS) and other special taxes. The company has a provision amounting to R$ 10,631 (at December 31, 2009 - R$ 10,279 and January 1, 2009 - R$ 8,770) for these matters.

1.3.3.1  In the subsidiary Cepisa

The lawsuits accounted for, with an expectation of probable loss, are comprised of matters referring to ICMS and ISS, in the total amount of R$ 10,835.

2                    Lawsuits filed against the company and its subsidiaries with the probability of a possible loss

2.1          Civil actions

2.1.1      In subsidiaries

2.1.1.1   In the subsidiary Chesf

(a)               An action for damages filed by a Consortium composed of the companies CBPO/CONSTRAN/Mendes Júnior, requesting the Company to be sentenced to pay an additional financial compensation, due to payment in arrears of invoices related to the agreement of the Xingó hydroelectric power plant. The action was filed on June 8, 1999 for the invoices issued as from April 30, 1990. In this action, the plaintiffs submitted general pleadings, restricting themselves to indicating the existence of a supposed right to financial compensation and that the amounts should be determined in the calculation of the award.

The Company challenged this action and requested the Federal Government to be accepted in the case, forwarding the lawsuit to one of the federal courts in the state of Pernambuco. The Consortium filed a petition regarding the request for the Federal Government to be accepted in the case.

After submitting the expert examination report and additional clarifications, a hearing was held in August 2005, determining that final arguments be submitted until October 17, 2005.

Subsequently, the lawsuit was granted relief and Chesf was sentenced to pay R$ 23,766 to the plaintiffs, at prices of September, 2004 (R$ 51,568, according to Chesf's calculation on March 31, 2010). Against such decision, Chesf lodged an appeal to be judged by the Pernambuco Court of Justice.

121 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The Reporting Justice of the Pernambuco Court of Justice considered null and void the decision which was rendered by a judge without competent jurisdiction, considering the Federal Government's intervention in the case, and ordered the records to be remitted to the federal court.

At the federal court, the lawsuit was assigned to the 5th Federal Court and the judge rejected the Federal Government's pleading to interfere in the case, and accordingly, ordered the records to be remitted to the state courts of general jurisdiction. The federal government is about to lodge an appeal.

(b)          Civil public action filed against the Company by the Community Association of the Village of Cabeço and neighborhood, in the State of Sergipe, amounting to R$100,000 at the 2nd Federal Court of Sergipe, claiming financial compensation due to alleged environmental damages caused to the fishermen of Cabeço, downstream of the Xingó hydroelectric power plant and caused by the construction of this power plant.

The action was filed at the Federal Court on June 27, 2002 and challenged within the legal term. After a sequence of ancillary proceedings that did not affect the lawsuit or the pleading, the judge determined, on August 31, 2005, the inclusion of IBAMA, IMA-AL, CRA-BA, Federal Government and ADEMA-SE as defendants, ordering these entities to be summoned.

In July 2010, a decision was rendered shifting the burden of proof and the financial lien, determining that the cost of the expert report should be at Chesf's expenses. An interlocutory appeal was lodged against this decision that shifted the burden of proof and the financial lien.

In August 2010, the order of the Reporting Appellate Judge Francisco Barros Dias was published which decided on interlocutory appeal postponed until the appeal from final judgment and ordered the remittance of records to their original court. On August 3, 2010, the judge of the 2nd court of the JF/SE upheld the decision weighed down by their own grounds and ordered to await 90 (ninety) days for eventual supersedeas to be rendered by the 5th Regional Labor Court.

On August 9, 2010, we lodged a motion for clarification of judgment against the decision that decided on the interlocutory appeal postponed until the appeal from final judgment. In September 2010, an order rejected the motion for clarification of judgment filed by Chesf. An appeal was lodged against the decision postponing the interlocutory appeal until the appeal from final judgment. On October 18, 2010 the Federal Reporting Appellate Judge rejected the appeal lodged as a request for reconsideration.

Supported by the appraisal of attorneys defending the cases, Management's expectation about the chance of losing these lawsuits is deemed as possible.

(c)          Lawsuit filed by AES - Sul Distribuidora Gaúcha de Energia (proceeding 2002.34.00.026509-0 - 15th Federal Court of the Federal District) aiming the recording and settlement by ANEEL of market transactions related to the profit verified in view of non-option for insurance made in December 2000. Interlocutory decision on appeal of AES SUL (proceeding no. 2002.01.00.040870-5) lodged against ANEEL, resulted in a debt of approximately R$ 110,000 payable until November 7, 2008.

To suspend the enforceability of the debt, the following legal measures were adopted at that time (November 3 to November 7, 2008): (1) the filing of a request to suspend the injunction at the Superior Court of Justice; (2) the filing of a writ of mandamus at the Court of Justice of the Federal District (TJDF); (3) a motion requesting the inclusion of Chesf in the lawsuit, as indispensable defendant. Proceedings 2 and 3 were accepted, resulting in the reversal of injunction and suspension of the debt. Chesf was included in the dispute as indispensable defendant and challenged the lawsuit. Now specification of evidence is pending. Status unchanged on December 31, 2010.

122 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

2.1.1.2  In the subsidiary Eletrosul

There are some risks for the Company, in the amount of R$ 143,539, classified as possible loss, referring, basically, to lawsuits of: expropriation in the amount of R$ 10,264, invalidity of the bidding process in the amount of R$ 5,546, collection in the amount of R$ 630, contract review in the amount of R$ 6,679, usage fees of the transmission system in the amount of R$ 2,344 and contract annulment in the amount of R$ 109,415.

2.2         Tax lawsuits

2.2.1      In subsidiaries

2.2.1.1  In the subsidiary Cepisa

Cepisa suffered an inspection process by the Treasury Department of the State of Piauí - SEFAZ, referring to tax procedures adopted in recording and calculating the value-added tax (ICMS), related to the period from January, 2001 to December, 2007, being issued, against Cepisa, fourteen tax deficiency notices, in the total amount of R$ 70,441. Based on the appraisal of Cepisa's legal advisors, this amount was not accounted for in the provision since it is considered, regarding loss probability, as a possible loss.

2.2.1.2  In the subsidiary Eletronuclear

Amongst the lawsuits deemed as a possible loss, it is worth mentioning the tax execution proceeding filed by the State of Rio de Janeiro in 2009, regarding added-value tax (ICMS) credits on merchandise imports and inadequately recognized by the Company, with the amount of R$ 47,505 in dispute.

2.3         Labor claims

2.3.1      In subsidiaries

2.3.1.1  In the subsidiary Ceal

The Union of Workers in Urban Industries of the State of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Companhia Energética de Alagoas - CEAL, aiming at receiving supposed salary differences in view of the implementation of the economic plan called the "Bresser Plan" (Decree-Law No. 2,335/87).

The claim was supported by the Distinguished Second Board of Conciliation and Judgment of Maceió-AL, the decision of which was corroborated by the Regional Labor Court - 19th region, and became final and unappealable.

However, upon the execution of the judgment, the judge of the 2nd labor court of Maceió understood at that time that it should not be limited to the reference date of the category, which would extraordinarily increase the execution.

The risk is assessed as a possible loss, as the judgment on the restriction to the reference date of the category will occur along with execution, since as per OJ/TST (SDI I) 262, 'the restriction to the reference date of the category during the execution stage has no effect on the res judicata sentencing to pay the salary differences deriving from economic plans'.

123 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

2.3.1.2  In the subsidiary Cepisa

The proceedings refer to various lawsuits filed by former and current employees, involving overtime, hazardous work premium, arduous premium, equivalence/wage brakets, insalubrity, FGTS differences, indemnification for moral damage arising from labor accidents and reintegration of fired workers. The provided amount is R$ 46,096 on December 31, 2010.

33          Decommission Obligations

The Company recognizes liabilities for decommissioning the thermonuclear power plants, which comprise a program of activities required by the Brazilian Commission of Nuclear Energy - CNEN, to safely dismantle these nuclear facilities with minimum impact on the environment, at the end of their operating cycle.

Given the specific characteristics of the operations and maintenance of thermonuclear power plants, whenever changes in the estimated decommissioning cost occur, as a result of new studies in view of technological advances, the decommissioning quotas must be altered, so as to adjust the liability balance to the new reality.

The liability balance recorded at present value on December 31, 2010 is R$ 375,968 (December 31, 2009 - R$ 323,326 and January 1, 2009 - R$ 266,168).

Liability balance, at present value, at January 1, 2009	266,168

Present value adjustment/foreign exchange variation in the year	57,158
Liability balance, at present value, at December 31, 2009	323,326

Present value adjustment/foreign exchange variation in the year	52,642
Liability balance, at present value, at December 31, 2010	375,968

34          Public Utility Concessions Payable - UBP

The Company has entered into onerous concession contracts with the Federal Government for use of public property for electricity generation, substantially in projects through Special Purpose Companies - SPEs. The characteristics of the business and contracts indicate the conditions and intentions of the parties to execute them in full.

In order to adequately reflect, in the balance sheet, the onerous concession granted and the respective liability with the Federal Government, the concessions were accounted for in intangible assets, as a counterpart of the liability.

	Consolidated

	December	December	January
Plant	31, 2010	31, 2009	1, 2009

Passo São João	3,515	2,889	2,607
Mauá	10,498	8,693	7,832
São Domingos	4,047	3,276	3,091
Jirau	35,616	31,573	13,994
Batalha e Simplício	40,336	38,668	37,929
Foz do Chapecó	246,259
Peixe Angical	79,472	79,098	81,218
Retiro Baixo	3,503
Serra do Facão	612,482	554,009	455,823
Santo Antônio	51,587	48,239	45,109

	1,087,315	766,445	647,603

124 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The amounts established in the concession agreements are at future prices and, therefore, the Company adjusted these liabilities to the present value.

The liability updating due to the discount rate and monetary restatement was capitalized in the assets during the construction of the power plants and, from the date of the beginning of commercial operations, is recognized directly in the income statement:

The Company adopts the accounting policy of recognizing the liability on the date when the environmental license for installation is granted.

UBP payments are made in monthly installments from the beginning of commercial operations of the project, until the end of the concession term, and are composed as follows:

		Original nominal value		Updated values

UHE	Pmt (years)	Annual payment	Total payment	Annual payment	Total payment

Passo São João	30	200	5,944	253	7,513
Mauá	31	618	18,855	747	22,857
São Domingos	26	260	6,717	313	8,098
Jirau	31	3,150	96,840	3,150	110,994
Batalha	35	25	8,725	31	10,811
Simplício	35	94	34,036	117	42,173
Foz do Chapecó	26	1,605	504,000	3,511	1,102,359
Peixe Angical	26	4,965	133,633	12,482	198,679
Retiro Baixo	31	196	6,865	233	7,129
Serra do Facão	29	40,618	1,073,000	42,911	1,237,337
Santo Antônio	35	11,852	379,267	13,897	486,391

35          Advances for Future Capital Increase

	Parent Company and consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

Acquisition of equity interest in CEEE	2,364,929	2,154,197	1,959,715
Acquisition of equity interest in CGTEE	2,272,187	2,069,716	1,882,864
Transmission line Banabuí - Fortaleza	78,280	71,305	64,868
UHE Xingó	219,942	200,344	182,257
Transmission Line in the State of Bahia	34,429	31,361	28,530
Federal Fund for Electricity - Law 5,073/66	204,089	185,902	169,119

	5,173,856	4,712,825	4,287,353

The Company has reclassified, in 2010, the advances for future capital increase to non-current liabilities that, so far, were presented in shareholders' equity.

125 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

36          Long-term Operating Commitments

The long-term commitments of the Company, related mainly to electricity and fuel purchase agreements, are as follows:

Companies	2011	2012	2013	2014	2015	After 2015

Amazonas	911,068	934,959	957,594	982,787	1,009,180
Boa Vista	115,271	143,125	164,561	182,812	169,142
CEAL	377,138	391,427	526,737	530,645	542,397	562,337
CEPISA	374,529	465,297	432,263	384,239	350,444	7,738,709
Ceron	790,401	783,687	965,834	990,603	1,029,013	2,112,000
CGTEE	221,200	243,300	267,700	294,400	323,900	2,915,100
Eletroacre	12,138	4,121	5,187	5,542	32,958	1,957,949
Eletrobrás	1,866,494	1,850,000	1,850,000	1,850,000	1,850,000
Eletronorte	3,649,919	3,805,172	3,937,048	4,264,002	4,541,500
Eletronuclear	213,371	108,657	56,503	1,611	225	151,326
Eletrosul	158,790	208,725	208,155	208,155	208,155	5,208,695
Furnas

	8,690,320	8,938,470	9,370,581	9,694,796	10,056,914	20,646,116

(a)              Nuclear Fuel

Agreements signed with Indústrias Nucleares Brasileiras - INB for acquisition of Nuclear Fuel for electricity production, destined to recharge the plants UTN Angra 1 and UTN Angra 2.

(b)              Socio-environmental commitments

Agreements with the Cities of Angra dos Reis, Rio Claro and Paraty, on which ELETRONUCLEAR commits to sign specific socio-environmental contracts connected to UTN Angra 3, aiming at executing the programs and projects according to the conditions established by IBAMA.

(c)              Acquisition of equipment

Contracts signed with various suppliers for acquisition of equipment to replace fixed assets in the plants UTN Angra 1 and UTN Angra 2, necessary for operational maintenance of these assets.

(d)             Electricity Purchase from Independent Producer (PIE)

The commitment of electricity purchase is for a 23-year period (until 2023).

37           Shareholders' Equity

I              Share Capital

The Company's share capital at December 31, 2010 is R$ 26.156.567 (December 31, 2009 - $ 26,156,567 and January 1, 2009 - R$ 26,156,567) in shares with no par value. The preferred shares are not entitled to vote and are not convertible into common shares, however, they have priority on capital reimbursement and dividend distribution at annual rates of 8% for Class "A" shares (subscribed until June 23, 1969) and 6% for Class "B" shares (subscribed as from June 24, 1969), calculated over capital corresponding to each class of share.

126 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

The capital is represented by 1,132,357,090 book-entry shares and is distributed by main shareholders and by classes of share, as follows:

	Common			Preferred		Total capital

Shareholder	Quantity	%	A Series	B Series	%	Quantity	%

Federal Government	470,656,241	52.00		712		470,656,953	41.59
BNDESPAR	190,757,950	21.08		18,691,102	8.23	209,449,052	18.50
FND	45,621,589	5.04				45,621,589	4.03
FGHAB	1,000,000	0.11				1,000,000	0.09
FGI						8,750,000	0.77
FGO				1,008,500	0.44	1,008,500	0.09
Others	196,987,747	21.77	146.920	198,736,329	87.48	395,870,996	34.99

	905,023,527	100.00	146.920	227,186,643	100.00	1,132,357,090	100.00

Out of the total of 395,770,576 (excluding the 420 common shares referring to Eletrobrás' Executive Officers and members of the Board of Directors) shares held by minority shareholders, 255,921,891 shares, i.e., 64.64% are owned by non-resident investors, being 134,375,612 common shares, 28 Class A preferred shares and 121,546,256 Class B preferred shares.

Out of the total participation of shareholders domiciled abroad, 71,962,910 common shares and 32,973,907 Class B preferred shares are held in custody, backing the American Depository Receipts Program - ADRs. On December 31, 2010, the share book value is R$ 62.29 (December 31, 2009 - R$ 62.16 and January 1, 2009 - R$ 69.70).

II            Capital reserves

	Parent Company and consolidated

	December	December	January
	31, 2010	31, 2009	1, 2009

Offset of insufficient remuneration - CRC	18,961,102	18,961,102	18,961,102
Premium on issue of shares	3,384,310	3,384,310	3,384,310
Special - Decree-law 54.936/1964	387,419	387,419	387,419
Monetary adjustment to the 1978 opening balance sheet	309,655	309,655	309,655
Monetary adjustment of the compulsory loan- 1987	2,708,432	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and others	297,424	297,424	297,424

	26,048,342	26,048,342	26,048,342

127 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

III          Revenue reserves

The Company's by-laws provide for the allocation of 50% of net income for the year to create an investments reserve, 1% for the Studies and Projects Reserve, and 1% for assistance benefits for employees, limited to 75% and 2% of the capital, for the first two, respectively:

	Parent Company and consolidated

	December,	December,
	31, 2010	31, 2009

Legal (Article 193 - Law No. 6.404/1976)	2,046,389	2,046,389
Statutory (Article 194 - Law No. 6.404/1976)
Studies and projects		63,070
Investments	15,665,718	16,901,087
Special reserve (Article 202 - Law No. 6.404/1976)
Undistributed dividends
Additional proposed dividends	370,755

	18,082,862	19,010,546

IV          Revaluation reserves

This refers to the reflected reserves arising from the revaluation of the fixed assets of the associated companies Celpa and Cemat fixed assets, evaluated by the equity accounting method.

38          Earnings per Share

(a)           Basic

Basic earnings per share are calculated by dividing the net income attributable to the shareholders of the Company, by the weighted average quantity of common shares issued during the year, excluding common shares acquired by the Company and held as treasury stock.

			December 31, 2010

	Common	Preferred A	Preferred B	Total
Numerator
Net income attributable to each class of shares	1,544,746	251	387,775	1,932,771
Preferred dividends		272	314,870	315,142

	1,544,746	522	702,645	2,247,913

Denominator
Weighted average quantity of shares	905,024	147	227.187	1,132,357
% of shares in relation to the total	80	0.01	20	100

Basic earnings per share (R$)	1.71	3.55	3.09

128 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

			December 31, 2009

	Common	Preferred A	Preferred B	Total
Numerator
Net income attributable to each class of shares	476,606	77	119,642	596,325
Preferred dividends		272	314,870	315,142

	476,606	349	434,512	911,467

Denominator
Weighted average quantity of shares	905,024	147	227,187	1,132,357
% of shares in relation to the total	80	0.01	20	100

Basic earnings per share (R$)	0.53	2.37	1.91

(b)              Diluted

Diluted earnings per share are calculated by adjusting the weighted average quantity of outstanding common shares, to presume conversion of all potentialy diluted common shares. The Company has only one category of potentialy diluted common shares: convertible debt (compulsory loan). It is assumed that the convertible debt was converted into common shares and that net income is adjusted to eliminate the financial expense net of the tax effect.

			December 31, 2010

	Common	Preferred A	Preferred B	Total
Numerator
Net income attributable to each class of shares	1,544,625	251	391,308	1,936,183
Preferred dividends		272	314,870	315,142

	1,544,625	522	706,178	2,251,325

Denominator
Weighted average quantity of shares	905,024	147	227,187	1,132,357
Compulsory loan			2,088	2,088

	905,024	147	229,274	1,134,445

% of shares in relation to the total	80		20	100

Diluted earnings per share (R$)	1.71	3.55	3.08

			December 31, 2009

	Common	Preferred A	Preferred B	Total
Numerator
Net income attributable to each class of shares	479,077	78	121,171	600,325
Preferred dividends		272	314,870	315,142

	479,077	349	436,041	915,467

Denominator
Weighted average quantity of shares	905,024	147	227,187	1,132,357
Compulsory loan			1,718	1,718

	905,024	147	228,904	1,134,075

% of shares in relation to the total	80		20	100

Diluted earnings per share (R$)	0.53	2.38	1.90

129 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

39          Net Operating Revenue

	Parent Company		Consolidated

	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009
(a) Generation
Trading	1,821,770	1,560,429	2,331,877	1,946,152
Energy Supply/Sale			15,795,678	14,511,724
Resale Itaipu	215,989	(548,554)	215,989	(548,554)
Others	2,882	2,974	2,882	2,974

(b) Transmission
Construction revenue			2,322,937	1,389,752
Operation and maintenance revenue			2,225,952	1,981,838
Updating of return rates - Transmission			1,766,731	1,704,929

(c) Distribution
Supply			3,909,083	4,450,542
Construction revenue			810,475	361,709
Operation and maintenance revenue			433,048	30,118
Other revenues			1,200,655	1,206,390

	2,040,641	1,014,849	31,015,307	27,037,574

Deductions to operating revenues
Global Reversion Reserve - RGR			575,505	523,236
Fuel Consumption Account - CCC			438,544	295,618
Energetic Development Account - CDE			98,430	61,991
Renewable energy sources Incentive Program - PROINFA			162,244	129,347
ICMS			1,040,163	1,047,663
PASEP and COFINS	133,204	43,159	1,711,238	1,531,542
Other deductions			239,781	307,271

	133,204	43,159	4,265,905	3,896,668

Result of participation in companies	1,907,437	971,690	26,749,402	23,140,906

Equity results	2,177,646	3,694,296	669,755	1,571,031

Net operating revenue	4,085,083	4,665,986	27,419,157	24,711,937

(*)    See table below.

I              Result of participation in companies

	Parent Company		Consolidated

	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009

Investments in subsidiaries
Equity	1,550,254	2,093,539
Return on capital - ITAIPU	38,735	47,838	38,735	47,839

	1,588,989	2,141,377	38,735	47,839

Investments in subsidiaries
Equity	467,647	1,421,851	467,647	1,378,663

Other investments
Interest on capital	16,038	13,593	16,038	13,592
Dividends	101,847	103,868	101,847	103,868
Return on partnership investments	3,125	13,608	45,489	27,069

	121,010	131,069	163,373	144,529

	2,177,646	3,694,296	669,755	1,571,031

130 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

40          Personnel, Supplies and Services

	Parent Company		Consolidated

	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009

Personnel	357,775	336,907	4,845,247	4,465,866
Supplies	6,450	4,376	399,299	294,257
Services	108,107	93,216	2,126,167	1,726,095

	472,332	434,499	7,370,713	6,486,218

41           Energy Purchased for Resale and Use of Electricity Grid

	Parent Company		Consolidated

	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009

Supply			1,054,622	899,224
Transmission	1,466,606	863,091	2,189,639	1,776,741
Use of the Grid			1,353,839	1,263,408
CCEE (Electricity Trading Chamber) short-term energy	468,701	693,250	1,018,274	862,040
Other	25,225	43,391	52,549	43,391

	1,960,532	1,599,732	5,668,923	4,844,804

42          Operating Provisions

	Parent Company		Consolidated

	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009

Guarantees
Contingencies	(27,008)	(99,242)	301,621	117,847
PCLD - Consumers and Resellers			338,042	346,207
PCLD - RTE			(22,374)	(39,306)
PCLD - Financings and Loans	36,245	74,556	36,245	74,556
PCLD - ICMS Credits			20,904	177,320
Losses on the realization of AFACs	160,433	510,235
Unsecured liability in subsidiaries	148,167	(74,861)
Losses on investments - miscellaneous	421,629	842,830	421,629	842,830
Others	(9,197)	81,173	433,482	620,953

	730,269	1,334,691	1,529,549	2,140,406

131 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

43          Financial Instruments and Risk Management

1              Resource management

1.1          Capital management

The Company's objectives when managing its capital are to safeguard the Company's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, in addition to pursuing an ideal capital structure to mitigate this cost.

In order to maintain or adjust the capital structure, the Company may review its dividend payment policy, return capital to shareholders or, also, issue new shares or sell assets to reduce, for example, its level of indebtedness.

Consistent with other companies in the sector, the Company monitors capital based on the financial leverage ratio. This ration corresponds to net debt divided by total capital. Net debt corresponds to total loans (including short and long-term loans, as shown in the consolidated balance sheet), less the amount of cash and cash equivalents. Total capital is calculated through a sum of shareholders' equity, as shown in the consolidated balance sheet, with net debt.

In 2010, the Company's strategy, which remained unchanged in relation to 2009, was maintaining the financial leverage ration between 7% and 20%. The financial leverage ratios at December 31, 2010 and 2009 can be summarized as follows:

	December	December
	31, 2010	31, 2009

Total loans (Note 25)	33,138,436	29,507,817
(-) Cash and cash equivalents (Note 7)	9,220,169	8,617,294

Net debt	23,918,267	20,890,523
(+) Total shareholders' equity	70,530,410	70,368,111

Total capital	94,448,677	91,258,634

Financial leverage ratio	25%	23%

2             Financial instruments

The financial instruments of the Company are classified in categories of financial assets and liabilities, which contemplate, also, derivative instruments.

2.1          Financial assets - classified in the following categories:

(a)               Cash and cash equivalents: held for negotiation in the short-term and measured at fair value, with their effects being directly accounted for in the income statement.

(b)               Marketable securities: those with defined maturities and for which the Company has the intention to hold to maturity. Are registered at acquisition cost plus interest and monetary restatement, impacting the income statement. Such instruments are adjusted to the probable realization value, as applicable. Financial investments in exclusive investment funds, according to regulations in force.

132 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

(c)                Consumers and resellers: are registered at nominal value, similar to fair value and probable realization value.

(d)               Renegotiated credits: such assets are registered under the assumption that they are intended to be held-to-maturity, at their fair and probable realizable values.

(e)               Financing and loans granted: financial assets with fixed or determinable receivables, measured at amortized cost, using the effective interest method.

(f)                 Financial assets of the concession: financial assets representing the unconditional right to receive a certain amount at the end of the term of concession. They are classified as loans and receivables.

Financing is restricted to public electricity utility concessionaires, thus, the market rate (or the Company's opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. If it is not possible to seek alternatives other than the electricity sector itself, the present value of these loans corresponds to their book value.

At the closing of the year, the Company had 813 loans and financing agreements (809 on December 31, 2009), amounting to R$ 24,761,922 (R$ 28,717,335 at December 31, 2009 and R$ 42,234,271 at January 1, 2009) as follows:

Currency	US$	%	R$

U.S. Dollar	7,515,523	50.57	12,522,366
IGP-M	414,328	2.79	690,353
Real	6,627,032	44.59	11,041,961
YEN	239,896	1.61	399,716
EURO	64,534	0.44	107,526

	14,861,313	100.00	24,761,922

(g)          Derivatives are measured at fair value and their effects are accounted for directly in the income statement.

On December 31, 2010, there were no portfolio derivative financial instruments of the Company or its direct subsidiaries. Likewise, there were no operations with derivatives in the fiscal year ended December 31, 2009. Derivative operations are presented in some Special Purpose Companies related to swap operations linked to specific loans or cash flow hedges related to the future purchase of supplies to be used in constructing assets.

3             Financial hedge policy

Eletrobrás is exposed to financial risks that can cause volatility in its financial statements as well as in its cash flows. The Company presents a relevant mismatch between assets and liabilities indexed to foreign currency, especially to the U.S. dollar, arising mainly from financing contracts with Itaipu Binacional. Additionaly, there are exposures to Libor interest rate, related to foreign funding contracts.

In this context, Eletrobras' Financial Hedge Policy was approved. The objective of the current policy is to pursue the mitigation of the exposure to the market variables that may have an impact on the assets and liabilities of the Company and its subsidiaries, thus reducing the undesirable fluctuation effects of these variables in the Financial Statements.

133 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

This said, the aforementioned policy aims at having the Company's results faithfully reflect its real operational performance and having its projected cash flow present less volatility.

Along with the policy, the creation of a Financial Hedge Committee, in the sphere of the Financial Management, was approved, having as its main function the defining of the hedge strategies and instruments to be presented to Eletrobras' Board of Executive Officers

Taking into account the different forms of realizing the hedge of the gaps presented by the Company, the policy enlists a scale of priorities. Primarily, there would be the structural solution, and, just in residual cases, operations with derivative financial instruments would be adopted.

The operations with financial derivatives will only be carried out complementarily and aiming exclusively at protecting the indexed assets and liabilities of the Company and its subsidiaries that present any gap, and may not be characterized as financial leverage or operation of credit concession to third parties.

In 2009, a new Mandate for Derivative Operations was approved, which had its scope enlarged, comprising, in addition to currency mismatches, exposures to interest rates.

The Company has been developing studies and discussing, through the Financial Hedge committee, the execution of interest rate swap operations, aiming at neutralizing the volatility of the fundraising agreements entered into at Libor. Such operations comprise a notional value around US$ 700 million and maturities ranging from 2015 to 2020. The expectation is that these operations are carried out in 2011.

Besides the Libor swapping operation, exchange hedge strategies were analyzed in 2010 and might be implemented in 2011. Following the Financial Hedge Policy, the analysis of structural solutions is being prioritized and new external fundraising opportunities are being analyzed as an important instrument for mitigating the active exposures to foreign currencies.

Operations with derivatives, when carried out in the over-the-counter market, present counterpart risks that, in face of the problems presented by financial institutions in 2008 and 2009, become relevant. With the intention of mitigating this risk, Eletrobras established a norm regarding the register of financial institutions for purposes of execution of operations with derivatives. This norm defines criteria regarding size, rating and expertise in the derivatives market, so that the institutions that may carry out operations with Eletrobras can be selected.

Moreover, the Company has developed an exposure control methodology for the registered companies, which defines the limits to the volume of operations to be carried out with each one of them.

It has also been discussed a contractual amendment regarding guarantee margins, which will be a previous condition for carrying out any operation of this nature. Through this contractual instrument, counterpart risk exposure will be substantially reduced throughout the life of operations with derivatives.

4             The subsidiary Eletronorte has signed, in 2004, long-term electricity supply contracts for three of its major clients. These long-term contracts are associated to an international aluminum price, quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the monthly values of the contracts.

134 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Details of the contracts are as follows:

Dates of contract

Client	Initial	Maturity	Average volume - megawatt

Albrás	July 1, 2004	December 31, 2024	750 MW - until December 31, 2006 800 MW - from January 1, 2007
Alcoa	July 1, 2004	December 31, 2024	From 304.92 MW to 328 MW
BHP	July 1, 2004	December 31, 2024	From 353.08 MW to 492 MW

These contracts include the concept of cap and floor band related to the aluminum price quoted on the LME. The maximum and minimum price limit of the LME is limited to US$ 2,773.21/ton and US$ 1,450/ton, respectively.

The Company does not operate with other derivative operations except for those mentioned in this explanatory note.

The impact of the derivative embedded in the result was positive in R$ 187,490 and R$ 55,200 in the years 2009 and 2010, respectively.

In 2009, in order to reduce the currency exposure of certain contracts, the EPC signed ESBR currency forward contracts without physical delivery (NDF) with financial institutions. The values of these agreements were US$ 41,000 and US$ 16,400, maturing on September 17, 2009 and December 18, 2009, and contracted rates of R$ 2.29 and R$ 2.18, respectively. These operations were classified as cash flow hedges. As set forth in Brazilian and international accounting standards, foreign exchange variations of NDFs were recorded on account of asset valuation adjustments and transferred to fixed assets as of the effective settlement of the liability with the supplier.

On September 17, 2009, the subsidiary liquidated the NDF transaction in the amount of US$ 41,000 with losses of R$ 20,360. Regarding the NDF contract in the amount of US$ 16,400, its settlement occurred on the due date, with negative result of R$ 6,599, with no fulfillment of contractual obligations by the supplier. The exchange rate changes of the NDF were recorded in the shareholders' equity of the Subsidiary and remained so until Dong Fang complied with these obligations, which occurred after the first half of 2010.

From the end of fiscal year 2009, SPE has changed its hedging strategy and since then has held investments in U.S. dollars, with the aim of ballast guarantees on letters of credit issued by Banco do Brasil and Banco Itaú on behalf of suppliers Dong Fang and Hyosung. Such investments are also classified as cash flow hedges.

The complete changes in the account of valuation adjustments, during the years ended December 31, 2010 and 2009, is described below:

	December	December
	31, 2010	31, 2009

Balance at the beginning of the year	(2,640)
Foreign exchange variation on NDFs		(10,784)
Foreign exchange variation on restricted deposits principal value	(4,738)
Effect of payments to suppliers - balances of the previous year	2,640
Effect of payments to suppliers - balances of the previous year	(373)	8,144

Balance at the end of the year	(5,111)	(2,640)

135 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

5             Financial assets - classified in the following categories

(a)               Suppliers: are measured at fair market value and amortized essentially by the amortized cost method.

(b)               Loans and financing are measured at amortized cost, using the effective interest method. In this classification of financial liability it is worth mentioning loans and financing obtained with financial institutions, especially abroad, and sector funds, especially the Global Reversion Reserve - RGR. The market values of loans and financing obtained are equivalent to their book values.

Funds raised are comprised by loans contracted with multilateral international agencies (IDB, IRDB, CAF), not being practible to cash them at a rate different from that established in the Brazilian debt agreement. The other loans are raised at market rates, enabling the book value to be close to its present value.

The Company ended the year 2010 with 15 liability contracts, amongst loans, financings and bonds, in the total amount of R$ 5,546,687 (R$ 5,101,994 at December 31, 2009 and January 1, 2009 - R$ 4,158,111), as shown below:

Currency	US$ (equivalent)%		R$

U.S. Dollar	3,060,812	91.95	5,099,925
EURO	64,628	1.94	107,683
YEN	203,504	6.11	339,079

	3,328,944	100.00	5,546,687

Compulsory loan extinguished by Law No. 7181 of December 20, 1993, could only be collected up to December 31, 1993. Currently, Eletrobras manages the residual balance of the Compulsory Loans, adjusting them based on the IPCA-E and accruing annual interest of 6%, with a defined redemption period.

6             Financial risk management:

In carrying out its activities, the Company is impacted by risk events that could jeopardize its strategic objectives. The main objective of risk management is anticipating and mitigating the adverse effects of such events in the business and economic-financial results of the Company.

For financial risk management, the Company defined operational and financial policies and strategies, approved by internal committees and by the Management, aimed at granting liquidity, safety and profitability to its assets and maintaining the indebtedness levels and debt profile defined for its economic-financial flows.

The main financial risks identified in the risk management process are:

6.1          Exchange rate risk

This risk arises from the possibility of the Company having its economic-financial statements impacted by fluctuations in exchange rates.

The Company shows a relevant mismatch between assets and liabilities indexed to foreign currency, especially the U.S. dollar, in active position, in the amount of R$ 4,455 (R$ 5,583 at December 31, 2009), mainly deriving from loan agreements with the subsidiary Itaipu Binacional, which principal is fully accounted for in the balance sheet, causing volatility in its financial statements, as well as its cash flows.

136 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

6.2         Interest rate risk

This risk is associated to the possibility that the Company accounts for losses due to changes in the market interest rates, impacting its statements by increasing financial expenses related to fundraising agreements abroad, mainly referred to Libor.

6.3         Commodity risk

4             The subsidiary Eletronorte has signed, in 2004, long-term electricity supply contracts for three of its major clients. These long-term contracts are associated to an international aluminum price, quoted on the London Metal Exchange (LME), as a basic asset for purposes of defining the monthly values of the contracts.

Details of the contracts are as follows:

Dates of contract

Client	Initial	Maturity	Average volume - megawatt

Albrás	July 1, 2004	December 31, 2024	750 MW - until December 31, 2006 800 MW - from January 1, 2007
Alcoa	July 1, 2004	December 31, 2024	From 304.92 MW to 328 MW
BHP	July 1, 2004	December 31, 2024	From 353.08 MW to 492 MW

These contracts include the concept of cap and floor band related to the aluminum price quoted on the LME. The maximum and minimum price limit of LME is limited to US$ 2,773.21/ton and US$ 1.450/ton, respectively. Considering the aluminum price reaches the cap every year until the end of the contract, the financial impact at December 31, 2010 would be of R$ 245,089.

Until 2004, the prices for electricity supply arising from the generation activity were established by ANEEL. Since the auction 001/2004, conducted by the Regulatory Agency, generators started to trade its electricity with a larger number of clients, at prices defined by the market. The electricity transmission activity has its remuneration defined by ANEEL, by establishing the Annual Allowed Revenue - RAP, deemed to be sufficient to cover the operating costs and to maintain the economic-financial balance of the concession.

6.4         Credit risk

This risk arises from the possibility that the Company and its subsidiaries incurr in losses resulting from difficulties to realize their receivables from clients, as well as default of financial institutions acting as counterparts in operations.

The Company, through its subsidiaries, operates in the electricity generation and transmission markets, supported by agreements executed in a regulated framework. The Company seeks to minimize its credit risks by means of guarantee mechanisms involving receivables from their customers. In the distribution segment, the Company, through its subsidiaries, follows the default levels by analysing the details of its clients. Additionally, there are negotiations to enable the receipt of past due credits.

Cash surpluses are applied in an exclusive extramarket fund, according to a specific rule of the Central Bank of Brazil. This fund is fully comprised by public securities indexed by Selic, without exposure to counterpart risk.

137 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

In relations with financial institutions, the Company's policy is to operate with low risk institutions evaluated by rating agencies, in compliance with equity requirements previously defined and formalized. Additionally, the defined credit limits are periodically reviewed.

6.5         Liquidity risk

The liquidity needs of the Company are a responsibility of the areas of treasury and fundraising, which operate in line, permanently monitoring the short, medium and long-term cash flows, forecasted and realized, seeking to avoid possible mismatches and consequent financial losses and meeting the liquidity requirements for operational needs.

The table below analyses non-derivative financial liabilities of the Group by maturity, corresponding to the remaining period in the balance sheet until the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

Parent Company

			December 31, 2010

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Loans	9,706,702	9,706,702	9,706,702
Compulsory loan	174,166	192,453	259,664
Liabilities with financial leasing (Note 25)
Suppliers and other liabilities	2,061,540	2,061,540	2,061,540
Financial guarantees

			December 31, 2009

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Loans	9,234,609	8,928,490	8,928,490	8,928,490
Compulsory loan	155,030	171,309	231,135	231,135
Liabilities with financial leasing (Note 25)
Suppliers and other liabilities	2,177,245	2,105,072	2,105,072	2,105,072
Financial guarantees

			January 1, 2009

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Loans	7,692,505	7,526,181	7,276,694	7,276,694
Compulsory loan	174,166	192,453	259,664	259,664
Liabilities with financial leasing (Note 25)
Suppliers and other liabilities
Financial guarantees

138 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Consolidated

			December 31, 2010

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Loans and financing	10,912,013	11,659,805	12,478,921	8,342,004
Liabilities with financial leasing	120,485	240,933	361,400	1,092,214
Compulsory loan	174,166	192,453	259,664
Suppliers	5,563,938	2,081,548	2,061,540
Advances for future capital increase	639,278
Concessions payable - UBP		1,313	10,118	150,133

			December 31, 2009

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Loans and financing	10,612,381	10,688,037	12,861,266	22,284,045
Liabilities with financial leasing	108,827	217,628	326,441	1,095,379
Compulsory loan	155,030	171,309	231,135	231,135
Suppliers	4,226,214	2,111,944	2,105,072	2,105,072
Advances for future capital increase	4,548,686
Concessions payable - UBP			7,966	153,598

			January 1, 2009

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years

Loans and financing	8,623,512	9,443,844	10,428,194	19,944,125
Liabilities with financial leasing	106,435	212,432	318,647	1,153,992
Compulsory loan	174,166	192,453	259,664	259,664
Suppliers	1,697,972
Concessions payable - UBP			4,595	156,969

7             Susceptibility analysis

In the following charts, scenarios for indexes and rates were considered, with their respective impacts on the Company's results. For the susceptibility analysis, forecasts and/or estimates fundamentally based on macroeconomic assumptions obtained from the Focus Report, disclosed by the Central Bank and Economic Outlook 86, published by OECD were used as a likely scenario for the end of 2010.

Susceptibility analyses of the loans and financing agreements granted were carried out in four different scenarios: two of them with an increase in the outstanding balance indexing currencies and two with a decrease in these indexing currencies. The analyses were limited to the agreements granted that presented exposure to the exchange rate and prices index.

139 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Depreciation of the indexes in cents granted.

Currency (Risk)	Balance US$	Balance R$	Probable 2011	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)

Dollar (R$/US$)	7,515,524	12,522,366	1.75	1.3125	0.8750	9,864,125	6,576,083
IGP-M	414,328	690,353	5.96%	4.47%	2.98%	721,212	710,926
EURO (R$/€)	64,534	107,526	2.4238	1.8179	1.2119	84,701	56,467
Yen (R$/¥)	239,897	399,716	0.0215	0.0161	0.0107	314,865	209,910

	8,234,283	13,719,961				10,984,903	7,553,386

Appreciation of the indexes in cents granted

Currency (Risk)	Balance US$	Balance R$	Probable 2011	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)

Dollar (R$/US$)	7,515,524	12,522,366	1.75	2.1875	2.6250	16,440,208	19,728,250
IGP-M	414,328	690,353	5.96%	7.45%	8.94%	741,784	752,071
EURO (R$/€)	64,534	107,526	2.4238	3.0298	3.6357	141,168	169,401
Yen (R$/¥)	239,897	399,716	0.0215	0.0269	0.0322	524,774	629,729

	8,234,283	13,719,961				17,847,934	21,279,451

Susceptibility analyses of the loans and financing agreements granted were carried out in four different scenarios: two of them with an increase in the outstanding balance indexing currencies and two with a decrease in these indexing currencies. The analyses were limited to the agreements granted that presented exposure to the exchange rate and prices index.

Depreciation of the indexes in cents granted

Currency (Risk)	Balance US$	Balance R$	Probable 2011	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)

Dollar (R$/US$)	3,060,812	5,099,925	1.75	1.3125	0.8750	4,017,316	2,678,210
EURO (R$/€)	64,628	107,683	2.4238	1.8179	1.2119	84,824	56,549
Yen (R$/¥)	203,505	339,079	0.0215	0.0161	0.0107	267,100	178,067

	3,328,945	5,546,687				4,369,240	2,912,826

Appreciation of the indexes in cents granted

Currency (Risk)	Balance US$	Balance R$	Probable 2011	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)

Dollar (R$/US$)	3,060,812	5,099,925	1.75	2.1875	2.6250	6,695,526	8,034,631
EURO (R$/€)	64,628	107,683	2.4238	3.0298	3.6357	141,373	169,648
Yen (R$/¥)	203,505	339,079	0.0215	0.0269	0.0322	445,166	534,200

	3,328,945	5,546,687				7,282,065	8,738,479

Susceptibility analyses of the regulatory asset arising from the trading of Itaipu Binacional's electricity were carried out. The analysis was limited to the variation in the real - US dollar exchange rate, including two scenarios where there is an exchange valuation of 25% and 50% and two scenarios where there is an exchange devaluation of 25% and 50%.

Depreciation of Indexes of the Right of Trading Electricity of Itaipu:

Currency (Risk)	Balance US$	Balance R$	Probable 2011	Scenario I (-25%)	Scenario II (-50%)	Scenario I (-25%)	Scenario II (-50%)

Dollar (R$/US$)	1,146,919	1,910,996	1.75	1.3125	0.8750	1,505,331	1,003,554

140 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Appreciation of Indexes of the Right of Trading Electricity of Itaipu:

Currency (Risk)	Balance US$	Balance R$	Probable 2011	Scenario I (+25%)	Scenario II (+50%)	Scenario I (+25%)	Scenario II (+50%)

Dollar (R$/US$)	1,146,919	1,910,996	1.75	2.1875	2.6250	2,508,885	3,010,662

The susceptibility analyses were elaborated as established by Instruction CVM No. 475/2008, aiming to measure the impact of the changes in the market variables on each of the Company's financial instruments. Therefore, they are projections based on the evaluation of macroeconomic scenarios and do not mean that the negotiations will have the values presented in the considered analysis term.

8             Fair value estimate

It is assumed that the balances of accounts receivable from clients and accounts payable to suppliers at book value, less PCLD, are close to their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows by the market interest rate, available for the Company for similar financial instruments.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by the assessment technique:

Parent Company

			December 31, 2010

	Level 1	Level 2	Level 3	Total
Assets

Founders' shares	194,761			194,761
Loans and financing		24,761,922		24,761,922
Investments held at cost				52,410
Financial assets available for sale	1,402,837		52,410	1,402,837

Total assets	1,597,598	24,761,922	52,410	26,411,930

Loans and financing	13,705,726			13,705,726
Derivatives designated as hedge

Total liabilities	13,705,726			13,705,726

			December 31, 2009

	Level 1	Level 2	Level 3	Total
Assets

Founders' shares	157,685			157,685
Loans and financing		28,717,334		28,717,334
Investments held at cost			61,970	61,970
Financial assets available for sale	1,298,097			1,298,097

Total assets	1,455,782	28,717,334	61,970	30,235,086

Loans and financing	12,758,940			12,758,940

Total liabilities	12,758,940			12,758,940

141 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

			January 1, 2009

	Level 1	Level 2	Level 3	Total
Assets

Founders' shares	90,697			90,697
Loans and financing		42,234,271		42,234,271
Investments held at cost			77,647	77,647
Financial assets available for sale	1,091,433			1,091,433

Total assets	1,182,130	42,234,271	77,647	43,494,048

Loans and financing	11,351,881			11,351,881
Derivatives designated as hedge

Total liabilities	11,351,881			11,351,881

Consolidated

			December 31, 2010

	Level 1	Level 2	Level 3	Total
Assets

Cash and cash equivalents	2,339,639	15,093		2,354,732
Accounts receivable	207,369			207,369
At fair value through results			540,072	540,072
Derivatives	(2,038)			(2,038)
Derivatives designated as hedge		582,404		582,404
Founders' shares	194,761			194,761
Loans and financing		24,761,922		24,761,922
Investments held at cost			52,410	52,410
Debt investments	758,868			758,868
Equity bonds	1,548			1,548
Financial asset (indemnified)	287,282			287,282
Financial assets available for sale	1,610,908			1,610,908

Total assets	5,398,337	25,359,419	592,482	31,350,238

Liabilities

Suppliers	2,499,219			2,499,219
Loans and financing	14,507,793			14,507,793
Derivatives designated as hedge		540,540		540,540

Total liabilities	17,007,012	540,540		17,547,552

			December 31, 2009

	Level 1	Level 2	Level 3	Total
Assets

Cash and cash equivalents	1,780,332	24,560		1,804,892
Accounts receivable	211,561			211,561
Derivatives	20			20
Derivatives designated as hedge		455,560		455,560
Founders' shares	157,685			157,685
Loans and financing		28,717,334		28,717,334
Investments held at cost			61,970	61,970
Financial asset (indemnified)	207,838			207,838
Available for sale	-
Financial assets available for sale	1,479,880			1,479,880

Total assets	3,837,316	29,197,454	61,970	33,096,740

Liabilities

Suppliers	1,198,701			1,198,701
Loans and financing	13,526,137			13,526,137
Derivatives designated as hedge		268,070		268,070

Total liabilities	14,724,838	268,070		14,992,908

142 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

			January 1, 2009

	Level 1	Level 2	Level 3	Total
Assets

Cash and cash equivalents	2,305,214	2,182		2,307,396
Accounts receivable	208,664			208,664
Derivatives	5,549			5,549
Derivatives designated as hedge		92,690		92,690
Founders' shares	90,697	-		90,697
Loans and financing		42,234,271		42,234,271
Investments held at cost			77,647	77,647
Financial asset (indemnified)	129,467			129,467
Financial assets available for sale	1,091,433			1,091,433

Total assets	3,831,024	42,329,143	77,647	46,237,814

Liabilities

Suppliers	641,495			641,495
Loans and financing	15,335,319	264,026		15,599,345
Derivatives designated as hedge		336,184		336,184

Total liabilities	15,976,814	600,210		16,577,024

Financial assets and liabilities registered at fair value will be classified and disclosed according to the following levels:

•            Level 1 - quoted prices (unadjusted) in active markets, liquid and visible for identical assets and liabilities accessible on the measurement date.

•            Level 2 - quoted prices (may be adjusted or not) for similar assets and liabilities in active markets, other entries non observable in level 1, directly or indirectly, in the terms of the asset or liability.

•            Level 3 - assets and liabilities for which prices do not exist or that these prices or assessment techniques are supported by a small or non-existing market, not observable or not liquid. At this level, the fair value estimate becomes highly subjective.

The fair value of financial instruments negotiated in active markets (like securities held for trading and available for sale) is based on market prices quoted on the balance sheet date. A market is seen as active if the quoted prices are readily and regularly available from a Stock Exchange, a distributor, a broker, an industry group, a pricing service or regulatory agency, and those prices represent real market transactions occurring regularly in a basis purely commercial.

The market price quoted used for financial assets held by the Company is the current competing price. These instruments are included in Level 1. Instruments included in Level 1 comprise, mainly, equity investments of FTSE 100 classified as negotiable securities or available for sale.

The fair value of financial instruments not negotiated in active markets (for example, OTC derivatives) is determined using evaluation techniques. These evaluation techniques maximize the use of data adopted by the market where it is available and trust as little as possible in the entity's specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument will be included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument will be included in level 3.

143 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Specific evaluation techniques used to value financial instruments include:

•            Market prices quoted or quotations from financial institutions or brokers for similar instruments.

•            The fair value of interest rate swaps is calculated by the present value of the estimated future cash flows based on the yield curves adopted by the market.

•            The fair value of future exchange contracts is determined based on future exchange rates on the balance sheet date, with the resulting value discounted at present value.

•            Other techniques, such as analysis of discounted cash flows, are used to determine the fair value for the remaining financial instruments.

44          Business Segment Information

Operational segments are defined as business activities from which it is possible to obtain revenues and incur expenses, on which operational decisions are made. The main operational decision maker, responsible for allocating resources and for appraising the performance of operational segments is the Board of Directors, which is also responsible for the Company's strategic decision making.

The Board of Directors assesses the performance of operational segments based on net income measurement.

Business segment information, corresponding to

the fiscal year ended December 31, 2010 and

December 31, 2009, are as follows

Result per segment

				December 31, 2010

	Administration	Generation	Transmission	Distribution	Total

Net operating revenue	657,139	18,015,971	5,833,463	2,912,584	27,419,157
Operating expenses	(1,844,617)	(12,479,549)	(5,367,376)	(3,316,243)	(23,007,785)
Operating income before financial results	(1,187,478)	5,536,422	466,087	(403,659)	4,411,372
Financial results	717,898	(596,809)	(410,835)	(74,376)	(364,122
IRPJ/CSLL	(206,119)	(1,078,830)	(198,609)	(10,707)	(1,494,265)
Minority interest	(305,072)				(305,072)

Net income of the year	(980,771)	3,860,783	(143,357)	(488,742)	2,247,913

				December 31, 2009

	Administration	Generation	Transmission	Distribution	Total

Net operating revenue	1,583,869	16,041,377	4,588,691	2,498,000	24,711,937
Operating expenses	(2,560,632)	(10,826,693)	(4,503,602)	(2,769,658)	(20,660,585)
Operating income before financial results	(976,763)	5,214,684	85,089	(271,658)	4,051,352
Financial results	(3,981,327)	(6,811)	487,745	(137,704)	(3,638,097)
IRPJ/CSLL	1,266,418	(217,767)	(207,921)	(3,845)	836,885
Minority interest	(338,673)				(338,673)

Net income of the year	(4,030,345)	4,990,106	364,913	(413,207)	911,467

144 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Sales between segments were executed as sales between independent parties. Revenues from external parties were measured consistently with the one presented in the income statement.

45          Related Parties Transactions

The final controller of Eletrobras is the Federal Government, holding 41.59% of the Company's common and preferred shares (see Note 37).

The transactions of Eletrobras with its subsidiaries and special-purpose entities are carried out at prices and under conditions compatible with those practiced in the market. Among the main operations that took place with related parties, highlighted are the loans and financing granted which were established under market conditions and/or according to specific laws. Other operations were also made under normal market conditions.

Also, there are no operations with individuals deemed as related parties, except for shareholders.

Parent Company

	Assets	Liabilities	Result
FURNAS
Consumers and resellers	5,272
Financings and loans	1,913,683
Dividends receivable	17,846
AFAC
Equity revenues			632,598
Revenues from interest, commissions and fees			101,774

	1,936,801		734,372

CHESF
Financings and loans	156,244
AFAC
Dividends receivable	429,325
Miscellaneous liabilities		1,355
Revenues from interest, commissions and fees			17,927
Equity revenues			2,167,434

	585,569	1,355	2,185,361

ELETRONORTE
Consumers and resellers	181
Financings and loans	3,819,340
Dividends receivable	32,998
AFAC	631,793
Equity revenues			138,939
Revenues from interest, commissions and fees			262,901

	4,484,312		401,840

ELETROSUL
Financings and loans	780,322
Dividends receivable	19,282
AFAC	735,905
Renegotiated credits	12
Equity revenues			67,454
Revenues from interest, commissions and fees			61,769

	1,535,521		129,223

CGTEE
Financings and loans	921,689
AFAC	324,000
Dividends receivable	8,240
Equity results			41,191
Revenues from interest, commissions and fees			25,780

	1,253,929		66,971

ELETRONUCLEAR
Financings and loans	607,076
AFAC	3,309,744
Miscellaneous liabilities		1,589
Others		101,594
Equity results			(134,498)
Revenues from interest, commissions and fees			403,043

	3,916,820	103,183	268,545

ITAIPU
Financings and loans	5,671,628
Dividends receivable	417
Electricity purchased for reselling			2,839,516
Revenues from interest, commissions and fees			427,192

	5,672,045		3,266,708

Ceal
Financings and loans	209,107
AFAC	7,485
Equity results			(42,617)
Revenues from interest, commissions and fees			10,696

	216,592		(31,921)

Cepisa
Financings and loans	354,987
AFAC	183,953
Equity results
Revenues from interest, commissions and fees			24,321

	538,940		24,321

AMAZONAS ENERGIA
Financings and loans	516,713
AFAC	57,267
Equity results			(1,353,554)
Revenues from interest, commissions and fees			31,421

	573,980		(1,322,133)

Ceron
Financings and loans	109,474
Equity results			13,842
AFAC	72,671
Revenues from interest, commissions and fees			7,415

	182,145		21,257

ELETROPAR
Equity results			19,464
Dividends receivable	2,277

	2,277		19,464

ELETROACRE
Financings and loans	64,745
AFAC	218,925
Revenues from interest, commissions and fees			3,819

	283,670		3,819

ELETROACRE
Liabilities		343,255

		343,255

ELETROS
Pension contributions			(32,173)

			(32,173)

145 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Consolidated

	Assets	Liabilities	Result
TRANSMISSION SYSTEM OF NORTHEAST
Permanent equity interest	193,244
Suppliers		1,151
Service revenues			1,854
Equity revenue			33,262
Charges for use of the grid			(10,410)

	193,244	1,151	24,706

7 GAMELEIRAS
Permanent equity interest	158
Equity expense			(3)

	158		(3)

SÃO PEDRO LAGO
Permanent equity interest	157
Equity expense			(4)

	157		(4)

PEDRA BRANCA
Permanent equity interest	158
Equity expense			(3)

	158		(3)

TDG
Permanent equity interest	13,018
Equity expense			(3)

	13,018		(261)
INTESA
Permanent equity interest	28,530
JCP/Dividends	676
Suppliers		903
Charges for use of the grid			(8,045)
Equity revenue			2,844

	29,206	903	(5,201)
EAPS
Permanent equity interest	61,286
Equity expense			(330)

	61,286		(330)

EAPSA
Permanent equity interest	61,985
Equity	(699)
Equity expense			(699)

	61,286		(699)

ANDE
Consumers and resellers	74,717
Others	7,420
Miscellaneous liabilities		27,578
Service revenues			179,121
Financial revenue			4,461
Financial expenses			20
Other expenses			(32,353)

	82,137	27,578	151,250

ÁGUAS DA PEDRA
Permanent equity interest	123,271
Equity	(699)
Equity expense			(1,029)

	122,572		(1,029)

ESBR (Energia Sustentável)
Permanent equity interest	824,002
Other comprehensive income		(2,170)
Equity expense			(7,937)
Other expenses			(1,235)

	824,002	(2,170)	(9,172)

MANAUS TRANSMISSÃO
Permanent equity interest	(18,187)
Other comprehensive income		(466)
Equity expense			(8,981)

	(18,187)	(466)	(8,981)

MANAUS CONSTRUÇÃO
Permanent equity interest	5,949
Equity revenue			5,948

	5,949		5,948

INTERLIGAÇÃO ELÉTRICA DO MADEIRA
Permanent equity interest	123,147
Equity revenue			2,066
Financial revenue			2,065

	123,147		4,131

EMPRESA NORTE ENERGIA
Permanent Equity Interest	26,669
Equity expense			(333)

	26,669		(333)

FACHESF
Suppliers		1,695
Regular contribution		11,179
Actuarial contracts		107,452
Financial expense			(41,637)
Operating expenses			(94,311)

		120,326	(135,948)

ENERPEIXE
Accounts receivable	895
Consumers and resellers	452
JCP/Dividends receivable	8,000
Permanent equity interest	481,020
Financial revenue			47,321
Revenues from electricity grid usage			4,319
Service revenues			6,581

	490,367		58,221

TRANSLESTE
Permanent equity interest	22,745
JCP/Dividends receivable	1,021
Suppliers		(29)
Accounts payable		(93)
Financial revenue			4,298
Electricity grid usage charges			(1,010)

	23,766	(122)	3,288
TRANSUDESTE
Accounts receivable	20
Permanent equity interest	13,497
JCP/Dividends	1,971
Accounts payable		(58)
Suppliers		(18)
Financial revenue			2,449
Service revenues			115
Electricity grid usage charges			(626)

	15,488	(76)	1,938

TRANSIRAPÉ
Permanent equity interest	10,327
JCP/Dividends	1,578
Accounts payable		(40)
Suppliers		(10)
Financial revenue			1,796
Electricity grid usage charges			(426)

	11,905	(50)	1,370

CENTROESTE
Advances for future capital increase	17,223
Permanent equity interest	25
Accounts receivable	370
Suppliers		(12)
Accounts payable		(40)
Service revenues			360
Electricity grid usage charges			(247)

	17,618	(520	113

BAGUARI
Advances for future capital increase	82,172

	82,172

RETIRO BAIXO
Advances for future capital increase	50,210
Permanent equity interest	56,626
Service revenues			4,431
Financial revenue			600

	106,836		5,031

SERRA FALCÃO ENERGIA
Accounts receivable	53
Advances for future capital increase	47,677
Permanent equity interest	142,881
Accounts payable		(10,059)
Service revenues			1,578
Financial revenue			(40,334)
Other expenses			(59,690)

	190,611	(10,059)	(98,446)
CHAPECOENCE
Permanent equity interest	279,516
Financial expenses			(6,287)

	279,516		(6,287)

INAMBARI
Accounts receivable	479
Permanent equity interest	5,660
Financial revenue			(1,076)
Service revenues			1,008

	6,139		(68)

TRANSENERGIA RENOVÁVEL
Accounts receivable	12
Permanent equity interest	39,597
Service revenues			251
Financial expense			(926)

	39,609		(675)
MADEIRA ENERGIA
Permanent equity interest	38,928
Financial expense			(79,733)

	38,928		(79,733)

TRANSENERGIA SÃO PAULO
Permanent equity interest	4,537
Financial expenses			(50)

	4,537		(50)

TRANSENERGIA GOIÁS
Permanent equity interest	2,768
Financial expenses			(87)

	2,768		(87)

MGE TRANSMISSÃO
Permanent equity interest	8,665
Financial expenses			(562)

	8,665		(562)

GOIÁS TRANSMISSÃO
Permanent equity interest	13,169
Financial revenue
Financial expenses			(1,087)

	13,169		(1,087)

BRASVENTO EOLO
Permanent equity interest	2,232
Advances for future capital increase	2,231

	4,463

BRASVENTO MIASSABA
Advances for future capital increase	6,670

	6,670
REI DOS VENTOS
Advances for future capital increase	4,392

	4,392
FEDERAL GRANTOR
Consumers and concessionaires	16,430
Energy supply			76,563
Other revenues			11,615

	16,430		88,178

REAL GRANDEZA
Accounts receivable	1,291
Regular contribution		5,140
Actuarial debt agreements		83,735
Other liabilities		52,445
Actuarial provisions			(11,277)
Debt charges			13,425
Maintainer's regular contribution			11,929
Financial expenses			(98,490)
Administrative expenses contribution			2,899
Sponsor contribution
Other revenues			155
Other expenses			(148,207)

	1,291	141,320	(229,5660

ETAU
Accounts receivable	50
JCP/Dividends receivable	1,975
Permanent equity interest	14,935
JCP/Dividend revenue			3,833
Equity			8,367

	16,960		12,200

ARTEMIS
Accounts receivable	466
JCP/Dividends - permanent	2,676
Permanent equity interest	75,786
Equity revenue			7,317
JCP/Dividend revenue			7,840

	78,928		15,157

UIRAPURU
Accounts receivable	4,207
Permanent equity interest	24,455
JCP/Dividends receivable	985
JCP/Dividend revenue			1,823
Equity			3,474

	29,647		5,297

RS ENERGIA
Accounts receivable	1,546
Permanent equity interest	142,646
JCP/Dividends receivable	1,077
Equity expense			(490)

	145,269		(490)

CERRO CHATO I
Advances for future capital increase	14,131
Equity expense			(180)

	14,131		(180)

CERRO CHATO II
Advances for future capital increase	14,131
Equity expense			(180)

	14,131		(180)
CERRO CHATO II
Advances for future capital increase	14,131
Equity expense			(180)

	14,131		(180)
NORTE BRASIL
Permanent equity interest	9,459
Equity revenue			186

	9,459		186

CONST. INTEGRAÇÃO
Permanent equity interest	4,624
Equity revenue			4,624

	4,624		4,624

PORTO VELHO
Accounts receivable	4
Permanent equity interest	192,759
JCP/Dividends receivable	768
Equity revenue			3,034

	193,531		3,034

AMAPARI
Permanent equity interest	41,533
Equity	(1,207)
Other assets	103
Equity revenue			768

	40,429		768

PREVINORTE
Pension contributions		5,128
Actuarial expenses			(85,604)

		5,128	(85,604)

NUCLEOS
Actuarial agreements cons, Ddbt
Other liabilities		102,390
Pension contributions (regular, etc)		2,050
Maintainer's regular contribution			8,657
Actuarial provision			(6,472)

		104,440	2,185

FIBRA
Accounts payable		43,031
Regular contribution		2,546
Other liabilities
Pension contributions			(17,298)
Actuarial expenses
Financial expenses			(4,400)

		45,577	(21,698)

CAJUBI
Accounts payable		2,299
Regular pension contributions		4,749	(16,845)
Other liabilities		479,862
Actuarial expenses			(320,751
Financial expenses			(20)

		486,910	(337,616)

146 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

Remuneration of Key Personnel

	Parent Company		Consolidated

	December	December	December	December
	31, 2010	31, 2009	31, 2010	31, 2009

Remuneration of Directors and Counsels	4,488	3,385	24,545	16,435
Salaries and social charges	748	990	4,821	4,167
Others	333	203	3,051	2,554

	5,569	4,578	32,417	23,156

46          Subsequent Events

I              UHE Teles Pires

On January 19, 2011, the special purpose company Companhia Hidroelétrica Teles Pires was established for the purpose of building, generating and maintaining UHE Teles Pires. Eletrosul holds an equity interest of 24.5%, Furnas Centrais Elétricas S.A. holds 24.5%, Neoenergia S.A. holds 50.1% and Odebrecht Participações S.A. 0.90%.

147 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

II            Interconnection of Manaus to SIN

The interconnection of the region to the National Interconnected System - SIN by means of construction of the 500 kV Transmission Line Tucuruí-Manaus, expected to be concluded in 2012. A federal government work budgeted at R$ 3,340,000, will benefit, directly or by neighbouring detours, the cities of Urucará, Itapiranga, Silves, São Sebastião do Uatumã, Parintins, Maués, Barreirinha, Boa Vista do Ramos, Nova Olinda do Norte, Itacoatiara, up to the substation of Cariri in the Manaus region.

III          Transformation of generating units - Bifuels

Continuing with the project of transformation of generating units for use of natural gas, R$ 14,000 was invested for the conversion of two units MS70001B of Mauá plant and four units LM6000, expected to start commercial operations between January and March, 2011.

IV          Broadband

Telecomunicações Brasileiras S.A. - Telebrás is negotiating with Eletrobras the use of its optic fiber network to put into practice the National Broadband Plan (PNBL), expected to be operational in 2011.

V            Capital increase

The Decree w/No. of September 29th, 2010, authorized Eletrobrás to increase its capital by the means of a subscription of shares, using the amount equivalent to Advances for Future Capital Increase (AFAC). The Board of Directors, through Deliberation on June 29, 2010 and the 155th Extraordinary Shareholders' Meeting of Eletrobras, on January 11, 2011, approved the capital increase in the amount equivalent to R$ 5,148,764, considering the private share subscription for holders of common shares and preferred shares Class "B", resulting in the issue of 220,277,010 new shares, distributed as follows: 182,026,770 common shares (ON) and 38,250,240 preferred shares, Class "B". Subscription in preferred shares, Class "A", given that these could be subscribed until June 1969, according to paragraph 1 of Article 8 of the by-laws of Eletrobras. The referred increase was granted by the 157th Extraordinary Shareholders' Meeting of Eletrobras, held on March 16, 2011. Capital increased from R$ 26.156.567 to R$ 31,305,331, divided into 1,087,050,297 common shares, 146,920 preferred shares Class "A" and 265,436,883 preferred shares Class "B", all with no par value. The shares issued through this subscription will be remunerated with the same amount of dividends per share, to be approved in the 51st Ordinary Shareholders' Meeting.

VI          Energy tariff of Itaipu

The Senate approved, on May 11, 2011, the Legislative Decree Project authorizing the Brazilian government to increase from US$ 120 million to US$ 360 million per year the amount paid by Brazil for energy from Itaipu related to the part not used by Paraguay, with an impact on the resale tariff for consumers and, therefore, acquired without an impact on the results of the Company

VII        Concession of UHE Xingó

The National Electricity Agency - ANEEL rejected, on May 10, 2011, the request for adjustment of the concession period of Usina Hidrelétrica Xingó. Such request was made to ANEEL in 2004 and the present action does not impact the Financial Statements of the Company, so Management adopted the assumption that, for this UHE, the final concession term in 2015 and, as a calculation base of the indemnification, the residual book value, a condition under which the decision of that Agency does not change the equity position and the Company's results.

148 of 149

Centrais Elétricas Brasileiras S.A. - Eletrobras

Explanatory Notes to the Financial Statements

at December 31, 2010 and 2009 and at January 1, 2009

In thousands of reais

It is worth mentioning that the first of the 6 hydrogenerators of UHE Xingó started commercial operations in December, 1994, and the last one in August 1997. Therefore, by considering the final term of the concession in 2015, ANEEL understands that the total period of the concession, summed to its extension, is 20 years.

José da Costa Carvalho Neto

Armando Casado de Araújo

Chief Executive Officer	Financial and Investors' Relations Director

Valter Luiz Cardeal de Souza

Miguel Colasuonno

Engineering Officer	Administrative Officer

Pedro Carlos Hosken Vieira	José Antônio Muniz Lopes
Distribution Officer	Transmission Officer

João Vicente Amato Torres

Accountant
CRC-RJ-057.991/O-S-DF

*          *          *

149 of 149

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 08, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.